Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202585

PROSPECTUS

 GYRODYNE COMPANY OF AMERICA, INC.

2,224,020 SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE
OF SUBSCRIPTION RIGHTS AT $2.75 PER SHARE

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase an aggregate of 2,224,020 shares of common stock at a price of $2.75 per whole share. We refer to this offering as the “rights offering.”

We are offering to each of our shareholders three subscription rights for every two full common shares owned by each shareholder as of the close of business on May 6, 2015, the record date, provided that no fractional shares will be issued in the rights offering and exercises therefore will be rounded to the nearest whole number, with halves rounded down. Additionally, shareholders may over-subscribe for additional shares of common stock to the extent that offered subscription rights are not exercised by other shareholders, although we cannot assure you that we will fill any over-subscriptions. If all rights are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, the total purchase price of the shares offered in the rights offering would be approximately $6,116,055.

We have not entered into any standby purchase agreement or other similar arrangement in relation to this rights offering. This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering.

All members of our board of directors (who are also shareholders) have advised us they intend to exercise their basic subscription privilege under rights received and that they also intend to exercise their over-subscription privilege with respect to additional shares that become available for purchase. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Their expressed intention, however, does not constitute a binding obligation on their part.

To the extent you properly exercise your over-subscription privilege for a number of shares of common stock that exceeds the number of the unsubscribed shares available to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering.

We have engaged Computershare Trust Company, N.A. to serve as the subscription agent for the rights offering. The subscription agent will hold the funds we receive from subscribers in a segregated account until we complete or cancel the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on June 17, 2015, but we may extend the rights offering for additional periods ending no later than July 17, 2015. We may cancel the rights offering for any reason at any time before it expires. If we cancel the rights offering, the subscription agent will return all subscription payments received, without interest or penalty, as soon as practicable.

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. The purchase of shares of common stock involves a high degree of risk.

You should read “Risk Factors” beginning on page 18. Our board of directors is making no recommendation regarding your exercise of the subscription rights.

The subscription rights are non-transferable. The shares of common stock to be issued upon exercise of the subscription rights will be listed for trading on the NASDAQ Capital Market under the symbol “GYRO.” The last reported sales price of our common stock on May 11, 2015 was $3.17 per share.

We have not entered into any standby purchase agreement or other similar arrangement in relation to this rights offering. The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

	Per Share	Total
Subscription Price	$2.75	$6,116,055	(1)
Estimated Expenses	$0.23	$510,050
Proceeds to Us	$2.52	$5,606,000
(1)	Assumes the rights offering is fully subscribed.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2015.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i

CAUTIONARY NOTE REGARIDN FORWARD-LOOKING STATEMENTS	i

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING	1

PROSPECTUS SUMMARY	8

RISK FACTORS	18

USE OF PROCEEDS	32

CAPITALIZATION	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	33

BUSINESS	48

DIRECTORS	71

EXECUTIVE OFFICERS	74

EXECUTIVE COMPENSATION	80

TRANSACTIONS WITH CERTAIN RELATED PERSONS	83

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	83

THE RIGHTS OFFERING	84

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	93

MARKET PRICE AND DIVIDEND DATA	95

DESCRIPTION OF CAPITAL STOCK	96

PLAN OF DISTRIBUTION	99

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LITIGATION	99

WHERE YOU CAN FIND MORE INFORMATION	100

LEGAL MATTERS	100

EXPERTS	100

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or the time of any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent publications or other publicly available information that we believe are reliable.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to the “Company,” “Gyrodyne,” “we,” “us” and “our” refer to Gyrodyne Company of America, Inc. and our wholly owned subsidiaries, except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to Gyrodyne Company of America, Inc. and not to its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus are forward-looking statements about Gyrodyne within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements containing the words “believes,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “seeks,” “will,” “may,” “should,” “would,” “projects,” “continues” and similar expressions or the negative of these terms constitutes forward-looking statements that involve risks and uncertainties. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and they are included in this prospectus for the purpose of invoking these safe harbor provisions. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect. In September 2013, our board of directors approved a plan of liquidation intended to qualify as a tax liquidation, which included a plan of merger and other related transactions. The risks, uncertainties and changes in condition, significance, value and effect that could cause Gyrodyne’s actual results to differ materially from anticipated results include risks and uncertainties relating to the process of exploring strategic alternatives, risks associated with Gyrodyne’s ability to implement the tax liquidation, plan of liquidation or the plan of merger, the risk that the proceeds from the sale of assets may not be sufficient to satisfy our obligations to our current and future creditors, the risk of shareholder litigation relating to the tax liquidation, the plan of liquidation or the plan of merger and other unforeseeable expenses related to the proposed liquidation, the tax treatment of condemnation proceeds, the effect of economic and business conditions, risks inherent in the real estate markets of Suffolk and Westchester Counties in New York, Fairfax County in Virginia and Palm Beach County in Florida, the ability to obtain additional capital to develop the real estate that we manage and other risks detailed from time to time in Gyrodyne’s SEC filings. Except as may be required under federal law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, our common stock, and our business.

Exercising your subscription rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 18 of this prospectus, and all other information included in this prospectus in its entirety before you decide whether to exercise your subscription rights.

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all shareholders of a company. We are distributing to holders of our issued and outstanding capital stock as of 5:00 p.m., New York City time, on May 6, 2015, the “record date,” at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive three subscription rights (rounded to the nearest whole number, with halves rounded down) for every two shares of our capital stock you own as of 5:00 p.m., New York City time, on the record date. The subscription rights will be evidenced by rights certificates. Each subscription right consists of a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

Shareholders will receive in the rights offering three subscription rights for each two shares held. Each whole subscription right gives our shareholders the opportunity to purchase one share of our common stock for $2.75 per share. We determined the ratio of subscription rights to distribute per our issued and outstanding shares (1,482,680) by dividing the number of shares we determined to offer in the rights offering, 2,224,020, by the number of shares issued and outstanding on the record date (2,224,020/1,482,680 =1.5).

What is the over-subscription privilege?

We do not expect all of our shareholders to exercise all of their basic subscription privileges. The over-subscription privilege provides shareholders that do exercise their entire basic subscription privileges the opportunity to purchase the shares that are not purchased by other shareholders. Accordingly, if you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, then you may also exercise an over-subscription privilege to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of such shares among persons exercising this over-subscription privilege. To the extent that the number of the unsubscribed shares are not sufficient to satisfy all of the properly exercised over-subscription privilege requests, then the available shares will be allocated pro rata among those who properly exercise their over-subscription privileges. “Pro rata” means in proportion to the number of shares of our common stock that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege. See “The Rights Offering—Over-Subscription Privilege.”

How many shares may I purchase if I exercise my subscription rights?

Each subscription right entitles you to purchase one whole share of our common stock for $2.75 per share. We will not issue fractional subscription rights or shares of common stock in the rights offering, and holders will only be entitled to purchase a whole number of shares of common stock. You may exercise any number of your subscription rights (including the over-subscription privilege), or you may choose not to exercise any subscription rights. As explained elsewhere in this prospectus, there is no limit on the number of offered shares that may be purchased pursuant to your over-subscription privilege.

If you hold your shares in street name through a broker, bank, or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue three subscription rights to your nominee for every two shares of our common stock you own at the close of business on the record date. Each subscription right can then be used to purchase one share of common stock for $2.75 per share pursuant to the basic subscription privilege. For more information, see the question “What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominees (commonly referred to as “street name”)? ” below.

Will fractional subscription rights or shares be issued in the rights offering?

No. We will not issue fractional subscription rights or subscription rights to purchase fractional shares of common stock in the rights offering. In allocating subscription rights among our shareholders, each two shares of capital stock held of record at the close of business on the record date will entitle the holder of such shares to receive three subscription rights (rounded to the nearest whole number, with halves rounded down), and each subscription right granted in the rights offering may only be exercised for a full share of our common stock.

Are we requiring a minimum aggregate subscription to complete and close the rights offering?

No. This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering.

Are there backstop or standby purchasers?

No. We have not entered into any standby purchase agreement or other similar arrangement in relation to this rights offering.

Are there any limits on the number of shares I may purchase in this rights offering?

Yes. The total number of offered shares in this rights offering represents the maximum number of shares you may potentially purchase. In all cases, you are entitled (but not required) to purchase all shares available to you under your basic subscription privilege. Shares in excess of those available to you under your basic subscription privilege must be purchased pursuant to your over-subscription privilege. As explained elsewhere in this prospectus, other shareholders may also exercise their over-subscription privilege. If this occurs, the number of shares available for purchase by you will be reduced accordingly.

In no event may you exercise subscription and over-subscription privileges to the extent that any such exercise would result in your owning, without approval of our board of directors, 20% or more of our issued and outstanding common stock, which is the ownership limitation that would trigger the provisions of our shareholder rights plan, after giving effect to your purchase under the basic subscription privilege and the over-subscription privilege.

In addition, to ensure compliance with the so-called “5/50 rule” of the Internal Revenue Code, which generally prohibits five or fewer shareholders from owning in the aggregate in excess of 50% of the value of the shares of a REIT during the last half of any of the REIT’s taxable years (starting with the REIT’s second taxable year), subscription and over-subscription privileges will be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

Am I required to exercise the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to exercise your subscription rights in full, the relative percentage of our shares of common stock that you own will decrease, and your voting and other rights will be diluted. Furthermore, if you fail to exercise your full basic subscription privilege, you will not be eligible to exercise your over-subscription privilege. For more information, see the question “ How many shares of capital stock will be issued and outstanding after the rights offering? ” below.

Will our directors and significant shareholders be exercising their subscription rights?

Our directors and any greater-than-5% beneficial shareholders may participate in this offering at the same subscription price per share as all other purchasers, but none of our directors or greater-than-5% beneficial shareholders are obligated to so participate. All directors (who are also shareholders) have indicated that they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, none of our directors have executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering. Any shares purchased in the rights offering by our directors will be deemed “control securities” under federal securities rules and will likely not be eligible for public resale unless sold in accordance with the limitations of Rule 144 or the public resale of such shares is registered with the SEC.

Has our Board of Directors made a recommendation to our shareholders regarding the exercise of rights under the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise their subscription rights risk loss on their investment. We cannot assure you that the market price of our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. See the “Risk Factors” section of this prospectus for a discussion of some of the risks involved in investing in our common stock.

Why are we conducting a rights offering?

Our board of directors believes that the rights offering will facilitate the vote of two-thirds of the outstanding shares needed under New York law to approve the proposed merger of Gyrodyne and Gyrodyne Special Distribution, LLC (“GSD”) with and into Gyrodyne, LLC (the “Merger”), which we believe is supported by holders of more than two-thirds of our outstanding shares. On June 5, 2014, Gyrodyne announced that a special meeting of Gyrodyne shareholders would be held on August 14, 2014 to authorize the Merger. Gyrodyne postponed the special meeting, first to August 27, 2014 and then to December 5, 2014, to allow additional time for shareholders to vote on the Merger. Although the shares that were voted in these previous attempts to conduct the special meeting were voted overwhelmingly in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. Accordingly, on November 4, 2014, Gyrodyne announced a further postponement of the special meeting until the first half of 2015. Given the small size of holdings of many Gyrodyne shareholders and the nature of various holders, we believe many holders may not have paid enough attention to the Merger to exercise their right to vote. The board believes, however, that shareholders who would exercise their subscription rights in the rights offering may be more interested in the current structure of Gyrodyne and thus more likely to vote their shares on the Merger proposal. If all rights in the rights offering are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, there will be 3,706,700 shares outstanding, in which case holders of at least 2,471,134 shares will need to vote in favor of the Merger to satisfy the requirement that holders of two-thirds of the outstanding shares vote in favor of the Merger. There is no minimum number of shares, however, required to complete the rights offering. Gyrodyne intends to conduct the special meeting to authorize the Merger as soon as reasonably possible after the consummation of the rights offering.

We are also conducting the rights offering because it provides our shareholders the opportunity to participate in an offering of our shares on a pro rata basis and minimizes the dilution of their ownership interest in our Company. The proceeds of the rights offering will provide Gyrodyne with needed liquidity as we pursue an orderly liquidation of the properties currently owned by GSD and managed by Gyrodyne.

How was the subscription price of $2.75 per share determined?

The subscription price of $2.75 per share was determined by our board of directors. Factors considered by the board included the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices of our common stock, our business prospects, the condition of the trading market for our common stock, the condition of the securities and capital markets in general and comparable precedent transactions in terms of the percentage of shares offered, the terms of the subscription rights being offered, the subscription price and the discount that the subscription price represented to the immediately prevailing closing prices for those offerings. The board also considered the advice of the investment banking firm of Coady Diemar Partners, which we retained to provide financial advisory services to us in connection with the offering. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price.

How soon must I act to exercise my rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and related payment prior to the expiration of the rights offering, which is June 17, 2015 at 5:00 p.m., New York City time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your custodian bank, broker, dealer or other nominee may establish a deadline prior to 5:00 p.m. New York City time, on June 17, 2015 by which you must provide it with your instructions to exercise your subscription rights and pay for your shares.

Although we will make reasonable attempts to provide this prospectus to all holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., New York City time on June 17, 2015 (unless extended for up to 30 additional days), whether or not we have been able to locate each person entitled to receive subscription rights. Although we reserve the right to extend the expiration of the rights offering for up to 30 additional days, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell or transfer your subscription rights to anyone.

Can the Board of Directors cancel, terminate, amend or extend the rights offering?

Yes. Although there is no present intention to do so, our board of directors may change the terms of the rights offering for any reason at any time. If we should make any fundamental changes to the terms set forth in this prospectus, we will offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions, issue a refund of any money advanced by such shareholder and recirculate an updated prospectus. In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. The terms of the rights offering cannot be changed after the expiration date of the rights offering. We have the option to extend the rights offering and the period for exercising your subscription rights for up to 30 additional days, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time for any reason. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty.

Will funds be held in a segregated account pending consummation or cancelation of the rights offering?

Yes. The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, as soon as practicable. In addition, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of our common stock as of the close of business on the record date, based on our shareholder register maintained by the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank, or other nominee, you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate subscription rights certificate, you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate. If you hold your shares of common stock through a brokerage account, bank, or other nominee, it is not necessary to have a physical subscription rights certificate in order to exercise your subscription rights.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of our shares of common stock you own will not change. Nevertheless, due to the fact that other shareholders may purchase shares in the rights offering, your percentage ownership of Gyrodyne will be diluted after the completion of the rights offering unless you do exercise your subscription rights. For more information, see the question “How many shares of capital stock will be issued and outstanding after the rights offering?” below.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must take the following steps:

●	deliver payment to the subscription agent; and
●	deliver your properly completed and signed rights certificate, and any other subscription documents, to the subscription agent.

Please follow the payment and delivery instructions accompanying the rights certificate. Do not deliver documents to Gyrodyne. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate, and related payment on or prior to the deadline for receipt of such items. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., New York City time, on June 17, 2015. We are not responsible for subscription materials sent directly to our offices. If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under the “The Rights Offering—Guaranteed Delivery Procedures” section of this prospectus.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the oversubscription privilege and purchase limitations and subject to the elimination of any fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, dealer, custodian bank or other nominee (commonly referred to as “street name”)?

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. Consequently, you will not receive a rights certificate. Instead, the record holder (i.e., your broker, dealer, custodian bank or other nominee) must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you hold your shares of our common stock in the name of a broker, dealer, custodian bank or other nominee and you wish to purchase shares in the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. For our part, we will ask your record holder to notify you of the rights offering. Nevertheless, if your broker, dealer, custodian bank or other nominee does not contact you regarding the rights offering, you should promptly initiate contact with that intermediary if you wish to participate in the offering. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to 5:00 p.m. New York City time on June 17, 2015, which we have established as the expiration date of the rights offering.

When will I receive my new shares?

If you purchase shares in the rights offering by submitting a rights certificate and payment, our subscription agent will mail you a share certificate as soon as practicable after the completion of the rights offering. One share certificate will be generated for each rights certificate processed. Until your share certificate is received, you may not be able to sell the shares of our common stock acquired in the rights offering. If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive share certificates for your new shares. Instead, your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.

After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $2.75 per share.

How many shares of capital stock will be issued and outstanding after the rights offering?

As of May 6, 2015, there were 1,482,680 shares of our common stock outstanding. We will issue 2,224,020 shares of common stock in the rights offering, assuming the rights offering is fully subscribed, but there is no minimum number of shares required to complete the rights offering. Based on the number of shares outstanding as of May 6, 2015, if we issue all 2,224,020 shares of common stock available in this rights offering, the number of shares of common stock we would have outstanding will be 3,706,700.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described in the section of this prospectus entitled “Risk Factors.”

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of your shares (i.e., through your custodian bank, broker, dealer or other nominee).

Will the subscription rights be listed on a stock exchange or national market?

No. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on NASDAQ or on any other stock exchange or market or on the OTC Bulletin Board.

How do I exercise my rights if I live outside the United States?

We will not mail this prospectus or the rights certificates to shareholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will instead hold rights certificates for the account of these shareholders. To exercise subscription rights, our foreign shareholders must notify the subscription agent and timely follow other procedures described in the section of this prospectus entitled “The Rights Offering—Foreign Shareholders.”

What fees or charges apply if I purchase the shares of common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If, however, you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your nominee may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of subscription rights. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see the “Material U.S. Federal Income Tax Consequences” section of this prospectus.

How much money will Gyrodyne receive from the rights offering?

If we issue all 2,224,020 shares available in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $5,606,000.  However, there is no minimum number of shares required to complete the rights offering. We estimate that the expenses of the rights offering will be approximately $510,000, irrespective of the number of shares we sell or the amount of proceeds we raise in the offering. Accordingly, the estimated $510,000 of offering expenses will constitute approximately 9% of the offering proceeds if we issue all 2,224,020 shares available in the rights offering, or a greater percentage of such net proceeds to the extent that we close the offering with net proceeds below $5,606,000.

To whom should I send my forms and payment?

If you received a rights certificate with this prospectus and wish to purchase shares during the rights offering, you should send your properly completed and signed rights certificate, any other subscription documents and payment by hand delivery, first class mail or courier service to the subscription agent at:

If Delivering by Hand or Overnight: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on June 17, 2015.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or telephone (800) 322-2885 (toll free).

For a more complete description of the rights offering, see “The Rights Offering” beginning on page 81 of this prospectus.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information under the heading “Risk Factors”. In this prospectus, all references to the “Company,” “Gyrodyne” “we,” “us” and “our” refer to Gyrodyne Company of America, Inc., a New York corporation, and its subsidiaries and predecessors, unless the context otherwise requires or where otherwise indicated.

Gyrodyne Company of America, Inc.

Gyrodyne, a self-managed and self-administered real estate investment trust (or REIT) formed under the laws of the State of New York, manages a diversified portfolio of real estate properties comprising office, industrial and service-oriented properties primarily in the New York metropolitan area. Prior to the payment of the First Special Dividend issued in December 2013 and described below, Gyrodyne owned a 68 acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property that is the subject of development plans and is referred to in this proxy statement/prospectus as “Flowerfield.” Prior to payment of the First Special Dividend described below, Gyrodyne also owned medical office buildings in Port Jefferson Station, New York, Cortlandt Manor, New York and Fairfax, Virginia. As part of the First Special Dividend as described below, the foregoing properties were transferred to GSD, a subsidiary of Gyrodyne, and all of the outstanding shares of GSD were then distributed to the shareholders of Gyrodyne. Gyrodyne is also a limited partner in Callery Judge Grove, L.P., the only assets of which consist of potential future payments upon the achievement of certain development benchmarks by the purchaser in the 2013 sale by the partnership of an undeveloped 3,700 plus acre property in Palm Beach County, Florida. As of March 31, 2015, Gyrodyne has an investment in mortgage loans and line of credit both due to it from GSD of $12,645,754 and $4,952,914, with both loans eliminated in consolidation.

On December 24, 2014, Gyrodyne and GSD executed a management services agreement, pursuant to which Gyrodyne’s taxable REIT subsidiary, Flowerfield Properties Inc (“FPI”), continues to provide GSD with acquisition and disposition services, asset management services, accounting and other administrative services, property management services and shareholder services. In consideration for these services, GSD reimburses FPI for 85% of FPI’s general and administrative expenses and pays FPI a fee equal to 8.5% of such reimbursed amount; reimburses FPI for all rental expenses, whether value added (such as contractor and consultant expenses) or non-value added (such as utilities and taxes) paid by FPI in respect of the properties; pays FPI a fee equal to 8.5% of all value added rental expenses paid by FPI in respect of the properties (but no fee in respect of non-value added rental expenses); reimburses FPI for 100% (without mark-up) of any bonuses paid by FPI to its employees and directors and related payroll taxes on account of any sales of GSD properties; and pays interest to Gyrodyne at the rate of 5.0% per annum on any funds advanced by Gyrodyne to GSD pursuant to a liquidity facility, currently of up to $5.5 million, made available to GSD by Gyrodyne.

The shares of common stock of Gyrodyne, par value $1.00 per share, are traded on NASDAQ under the symbol GYRO. Gyrodyne’s principal executive offices are located at One Flowerfield, Suite 24, Saint James, New York 11780 and its telephone number is (631) 584-5400.

Strategic Process

In July 2012, Gyrodyne received $167,501,657 from the State of New York in payment of the judgments in Gyrodyne’s favor in its condemnation litigation with the State, which consisted of $98,685,000 in additional damages, $1,474,941 in costs, disbursements and expenses and $67,341,716 in interest. In August 2012, Gyrodyne announced that it was undertaking a strategic review to maximize shareholder value through one or more potential cash distributions and/or through a potential sale, merger, reinvestment or other strategic combination, consistent with Gyrodyne’s previously announced goal of providing one or more tax efficient liquidity events to its shareholders.

On September 12, 2013, following Gyrodyne’s receipt of a private letter ruling from the Internal Revenue Service (the “2013 PLR”) (as described below), our board of directors concluded that it was in the best interests of Gyrodyne and its shareholders to liquidate Gyrodyne for federal income tax purposes and adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”). In adopting the Plan of Liquidation for federal income tax purposes, our board of directors also determined to pursue the actual disposition of our remaining assets in an orderly manner designed to obtain the best value reasonably available for such assets. The completion of the Merger would complete the liquidation of Gyrodyne for federal income tax purposes within the two year period from the adoption of the Plan of Liquidation, as provided by Section 562(b)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) even though the actual disposition of the properties within the same period had not necessarily occurred. Our board of directors believed that the prompt completion of the Tax Liquidation by means of the Merger while permitting a longer period to dispose of the remaining assets would help obtain better values by enabling the sales to take place without the potential timing constraints created by completing the Merger as promptly as practicable. In addition, the ability to extend the time of holding the properties would permit Gyrodyne to seek enhancements of the value of Flowerfield including by pursuing various development or zoning opportunities. In this prospectus, we refer to such liquidation as the “Tax Liquidation.”

On September 13, 2013, our board of directors declared the First Special Dividend, in the amount of $98,685,000, or $66.56 per Gyrodyne share, of which approximately $68,000,000, or $45.86 per share, was to be paid in cash. In connection with the First Special Dividend, our board of directors requested the opinion of Valuation Research Corporation (“Valuation Research”) as to the solvency of Gyrodyne after giving effect to the First Special Dividend. On September 13, 2013, at a meeting of our board of directors, Valuation Research delivered its opinion that, immediately after the completion of the First Special Dividend, (i) the fair value and the present fair saleable value of our aggregate assets exceeds the sum of our total liabilities, (ii) we will be able to pay our debts as such debts mature or otherwise become absolute or due, and (iii) we do not have unreasonably small capital.

On December 19, 2013, our board of directors determined that the non-cash portion of the First Special Dividend would be paid by a distribution of all of the outstanding shares in GSD, a subsidiary of Gyrodyne into which all of Gyrodyne’s real estate assets were previously contributed as part of an internal restructuring. We refer to such properties as the Contributed Properties. Our board also determined that, after consideration of a management presentation regarding the fair market value of the properties to be transferred to GSD, the aggregate value of the outstanding equity interests of GSD (“GSD Interests”) distributed in the First Special Dividend was $30,685,000 (an amount determined by our board of directors to be equal to the estimated fair market value of the properties, net of all liabilities encumbering such properties, including mortgage loans payable to a subsidiary of Gyrodyne in the aggregate amount of $13,840,889 as of December 31, 2013).

The First Special Dividend was paid on December 30, 2013 to shareholders of record as of November 1, 2013. As required by NASDAQ rules governing special dividends of this magnitude, the ex-dividend date was set one business day following the payment date.

The transfer of the Contributed Properties by Gyrodyne to GSD resulted in the recognition of approximately $28.4 million of capital gain income by Gyrodyne in 2013. Giving effect to offsetting deductions, Gyrodyne determined that it would have approximately $18 million in REIT income for 2013. In order to satisfy applicable REIT distribution requirements, on December 20, 2013, Gyrodyne declared an additional dividend (the “Second Special Dividend”), payable to Gyrodyne shareholders of record as of December 31, 2013 on January 31, 2014. The Second Special Dividend was paid in the form of uncertificated interests in a global dividend note due June 30, 2017 (the “Dividend Note”) aggregating $16,150,000 ($10.89 per share) in principal amount. The Dividend Note bears interest at 5.0% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2014, and may be payable in cash or in the form of additional notes. On June 16, 2014, the initial semi-annual interest payment on the Dividend Note was paid in kind in the form of uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $302,813 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder. On December 15, 2014, the second semi-annual interest payment on the original Dividend Note was paid in kind in the form of uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $403,750 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder. The initial interest due of $7,570 on the note issued on June 16, 2014 was paid in cash on December 15, 2014.

The following table shows information with respect to all distributions made by Gyrodyne to its shareholders since November 2005, the time of the taking by New York State of 245.5 acres of our Flowerfield property.  The values indicated for the non-cash distributions (GSD Interests and interests in notes) are stated values as of the time of the respective distributions made in good faith by the board. There can be no assurance that such values represent actual market values or that any shareholders could realize those values now or at any time in the future.

Ex-Div. Date/ Interest Payment Date	Distributions per Share	Consideration
3/22/2007	$4.00	Cash Dividend
12/17/2012	$38.30	Cash Dividend
12/27/2013	$10.89	Interests in Dividend Note
12/31/2013	$66.56	$45.86 cash, $20.70 in GSD Interests
6/16/2014	$0.20	Interests in PIK Note
9/24/2014	$0.46	Interests in Dividend Note
12/15/2014	$0.27	Interests in PIK Note

Total Distributions per Share	$120.68

On September 15, 2014, our board declared a special supplemental dividend in the amount of $682,033 or $0.46 per share of Gyrodyne common stock. The dividend was paid in the form of non-transferrable uncertificated interests in a dividend note on December 31, 2014 to all shareholders of record as of September 26, 2014 (the “2014 Dividend Note”). The dividend is intended to distribute Gyrodyne’s undistributed 2013 REIT taxable income.

During the second quarter of 2014, our board of directors approved the hiring of real estate brokers to facilitate the sale of the Cortlandt Manor Medical Center and Fairfax Medical Center. In early 2015, the Company became aware that various aspects of the plaintiff’s claims in a putative class action lawsuit against the Company, members of the Company’s board of directors, GSD and Gyrodyne, LLC were interfering with the aforementioned proposed sale of such properties. As stated in the 2014 Form 10-K – under “Item 3. Legal Proceedings--Putative Class Action Lawsuit”, the defendants believe the lawsuit is without merit. The Company will vigorously defend such action and take steps to seek to eliminate the issues created by the pending action that are impeding the sale. The Company believes that the issues will be resolved in the Company’s favor and that it will be able to liquidate the properties proposed to be sold with no impact to fair value, assuming the market itself does not materially change during the period the Company needs to resolve such issues. As a result of this interference in the sale process, however, the Company believes that as of December 31, 2014, it no longer met the requirements for such assets and liabilities to qualify as assets and liabilities as held for sale and discontinued operations and therefore has reclassified them to operating assets and liabilities and continuing operations and is not reporting discontinued operations for the year ended December 31, 2014.

Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete.  See “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 2,224,020 shares of our common stock. You will receive three subscription rights for each two shares of common stock held of record, as of 5:00 p.m., New York City time, on May 6, 2015.

Subscription Price	$2.75 per share

Basic Subscription Privilege

Under the basic subscription privilege, for each subscription right you will be entitled to purchase one share of our common stock at a subscription price of $2.75 per full share. The number of subscription rights you may exercise appears on your rights certificate.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full and other shareholders do not exercise their basic subscription privilege in full, you will also have an over-subscription privilege to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege, subject to proration of available shares.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

No fractional shares of common stock will be issued. Any fractional rights resulting from the share allocation process specified above will be rounded to the nearest whole number, with halves rounded down.

Amount of Proceeds

Assuming we receive valid subscriptions for the full 2,224,020 shares, the gross proceeds to us will be $6,115,055 and the net proceeds to us, after deducting estimated offering expenses, will be approximately $5,606,000. However, there is no minimum amount of proceeds required to complete the rights offering.

Limitation on the Purchase of Shares

In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder, without the approval of our board of directors, owning 20% or more of our issued and outstanding common stock, the limit under our shareholder rights plan, after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege.  Subscription and over-subscription privileges will also be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

Record Date	May 6, 2015

Expiration Date

The subscription rights will expire at 5:00 p.m., New York City time, on June 17, 2015, unless the expiration date is extended.  We reserve the right to extend the subscription rights period at our sole discretion for a period not to exceed 30 days, although we do not presently intend to do so.

Procedure for Exercising Subscription Rights	The subscription rights may be exercised at any time during the subscription period, which commences on May 18, 2015. To exercise your subscription rights, you must take the following steps:

If you are a registered holder of our shares of common stock, you may deliver payment and a properly completed rights certificate to the subscription agent before 5:00 p.m., New York City time on June 17, 2015, unless the expiration date is extended.  You may deliver the documents and payments by mail or commercial carrier.  If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 5:00 p.m., New York City time, on June 17, 2015, unless the expiration date is extended

Use of Proceeds

We intend to use the net proceeds received from the rights offering to pay accrued interest and principal on certain outstanding dividend and payment-in-kind notes, to meet current funding obligations of the pension plan resulting from its termination, to provide funding to GSD under the liquidity facility established pursuant to GSD’s operating agreement, for pursuing development rights for the Flowerfield property, for necessary capital improvements in GSD’s real estate portfolio which we manage and for general working capital. See “Use of Proceeds.” However, there is no minimum number of shares required to complete the rights offering, and the gross and net proceeds could be considerably less than the $6,116,055 and $5,606,000, respectively, we would receive assuming full subscription.

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.

No Revocation

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable to the exercise of your subscription rights, or even in the event we extend the rights offering.  However, if we extend the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering at a subscription price of $2.75 per share.

Extension; Cancellation; Amendment

We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering.  We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.  If we elect to extend the rights offering for a period of more than 30 days, then holders who have subscribed for rights may cancel their subscriptions and receive a refund of all money advanced.

Our board of directors also reserves the right to cancel the rights offering at any time prior to the expiration date for any reason.  If the rights offering is canceled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the rights offering.

Our board of directors also reserves the right to amend or change the terms of the rights offering. If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC. In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date. Although we do not presently intend to do so, we may choose to change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering. Such changes may include a change in the subscription price although no such change is presently contemplated. The terms of the rights offering cannot be changed after the expiration date of the rights offering.

No Board Recommendation

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See the section of this prospectus entitled “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Director Participation

All Gyrodyne directors (who are also shareholders) have indicated that they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, these shareholders have not executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering.

Issuance of Common Stock

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after the completion of the rights offering.  If your shares as of the record date were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares.  Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering

Listing of Common Stock

Our common stock trades on the NASDAQ Capital Market under the symbol “GYRO”, and we expect the shares to be issued in connection with the rights offering will also be listed on the NASDAQ Capital Market under the same symbol.

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws.  You are urged to seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any tax laws.  See “Certain Material U.S. Federal Income Tax Considerations.”

Subscription Agent	Computershare Trust Company, N.A.

Information Agent	MacKenzie Partners, Inc.

Shares of Common Stock Outstanding Before the Rights Offering	As of May 6, 2015, 1,482,680 shares of our common stock were outstanding.

Shares of Common Stock Outstanding After Completion of the Rights Offering

We will issue 2,224,020 shares of common stock in the rights offering, assuming the full number of subscription rights are exercised.  Based on the number of shares of common stock outstanding as of May 6, 2015, if we issue all 2,224,020 shares of common stock available in this rights offering, we would have 3,706,700 shares of common stock outstanding following the completion of the rights offering. However, there is no minimum number of shares required to complete the rights offering.

Risk Factors

Shareholders considering making an investment by exercising subscription rights in the rights offering should carefully read and consider the information set forth in “Risk Factors” beginning on page 18 of this prospectus, together with the other information contained in this prospectus, before making a decision to invest in our common stock.

Fees and Expenses	We will pay the fees and expenses incurred by us related to the rights offering.

Summary Financial Information

During the second quarter of 2014, we engaged real estate brokers to sell the Cortlandt Manor Medical Center and the Fairfax Medical Center. The Cortlandt Manor Medical Center was acquired by Gyrodyne in 2008 and the neighboring lots were acquired by Gyrodyne in 2009 and 2010. The Fairfax Medical Center was acquired by Gyrodyne in 2009. These acquisitions were part of an overall strategy of reinvesting tax free under Section 1033 of the Internal Revenue Code (the “Code”) the $26,315,000 payment received from New York State in 2006 which the Company elected under New York State’s eminent domain law to treat as advance payment while it pursued its claim for just compensation. In late 2013, these properties were contributed to a wholly owned subsidiary of Gyrodyne, GSD, the interests in which were distributed to our shareholders as a non-cash dividend with Gyrodyne retaining only a managing member interest (no ownership interest). As of April 1, 2014, all of the operations related to the Cortlandt Manor Medical Center and the Fairfax Medical Center were reported as discontinued operations and were presented as such in the unaudited second and third quarter consolidated financial statements, In early 2015, the Company became aware that various aspects of the plaintiff’s claims in a putative class action lawsuit against the Company, members of the Company’s board of directors, GSD and Gyrodyne, LLC were interfering with the aforementioned proposed sale of such properties. As stated in the 2014 Form 10-K - under “Item 3. Legal Proceedings--Putative Class Action Lawsuit”, the defendants believe the lawsuit is without merit. The Company will vigorously defend such action and take steps to seek to eliminate the issues created by the pending action that are impeding the sale. The Company believes that the issues will be resolved in the Company’s favor and that it will be able to liquidate the properties proposed to be sold with no impact to fair value, assuming the market itself does not materially change during the period the Company needs to resolve such issues. As a result of this interference in the sale process, however, the Company believes that as of December 31, 2014, it no longer met the requirements for such assets and liabilities to qualify as assets and liabilities as held for sale and discontinued operations and therefore has reclassified them to operating assets and liabilities and continuing operations and is not reporting discontinued operations for the year ended December 31, 2014.

The following is a summary of selected statement of operations and balance sheet data for each of the periods indicated. The selected financial data presented below for the three months ended March 31, 2015 and 2014, respectively, are derived from our unaudited consolidated financial statements and related notes. The selected financial data presented below for the years ended December 31, 2014, December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010 are derived from our audited consolidated financial statements and related notes. You are encouraged to review our financial statements (and the notes to our consolidated financial statements) prior to exercising your subscription rights and investing in our common stock.

	Three months ended March 31, 2015	Three Months Ended March 31, 2014	2014	2013	2012	2011	2010
Statement of Operations Data
Total gross revenues	$1,258,751	$1,300,035	$4,948,688	$5,029,969	$4,989,108	$5,519,704	$5,550,863
Total rental expenses	718,548	711,602	2,605,844	2,514,530	2,308,036	2,347,400	2,218,589
Condemnation (costs)/income	-	-	-	-	167,370,518	(333,308)	(109,354)
Mortgage interest expense	-	-	-	5,748	965,506	1,193,875	1,117,963
Tax (benefit) provision	22,100	-	(565,000)	(61,553,442)	61,649,000	-	109,000
Net (loss) income			(3,105,366)	46,055,205	99,048,253	(1,124,665)	(1,081,465)
Net loss from Non-Controlling Interest in GSD, LLC	701,592	683,730	3,252,919	8,001	-	-	-
Net (loss) income Attributable to Gyrodyne	(62,925)	12,072	147,553	46,063,206	99,048,253	(1,124,665)	(1,081,465)
Balance Sheet Data
Real estate operating assets, net	$29,968,590	$30,355,108	$30,115,138	$30,357,365	$32,533,102	$32,976,274	$33,071,570
Land held for development	2,549,561	2,420,514	2,519,811	2,382,313	2,274,312	2,166,066	2,041,037
Total assets	43,297,625	46,420,312	43,876,364	50,981,788	135,518,999	47,806,589	39,768,219
Mortgages including interest rate swap	-		-	-	5,013,415	21,143,780	21,845,279
Cash distribution paid			-	67,995,704	56,786,652	-	-
Total equity	22,734,197	27,355,806	23,457,611	27,997,481	64,768,002	23,987,798	14,961,340
Total Gyrodyne stockholders’ equity	7,630,241	8,981,069	7,652,063	8,939,014	64,768,002	23,987,798	14,961,340
Other Data
Funds from operations (“FFO”) (1)	(492,649)	(409,988)	$(2,541,568)	$(12,370,658)	$(5,712,917)	$(179,490)	$(233,911)
Company Adjusted funds from operations (“AFFO”)	(20,132)	71,483	504,449	209,943	(48,911)	183,201	(124,557)
Cash flows (used in) provided by:
operating activities	(731,383)	(4,399,391)	(5,470,298)	(8,105,339)	161,712,775	(477,273)	(346,936)
investing activities	78,708	(167,865)	(3,550,192)	(1,437)	(5,010,995)	(905,834)	(1,524,192)
financing activities	-	-	-	(73,009,119)	(72,913,052)	9,617,579	3,143,864
Net (decrease) increase in cash and cash equivalents	(652,675)	(4,567,256)	(9,020,490)	(81,115,895)	83,788,728	8,234,472	1,272,736
Medical property
Rentable square footage	130,910	130,910	130,910	130,910	131,125	131,113	130,648
Occupancy Rate (2)	84%	85%	88%	83%	78%	88%	95%
Industrial property
Rentable square footage	130,426	130,426	130,426	130,426	128,586	128,141	127,062
Occupancy (2)	69%	81%	70%	84%	85%	83%	81%
Cash dividend declared per share	$-	$-	$-	$45.86	$38.30	$-	$-
Net income (loss) per common share attributable to Gyrodyne– basic and diluted	(0.04)	0.01	0.10	31.07	66.80	(0.84)	(0.84)
FFO per common share (3)	(0.33)	(0.28)	(1.71)	(8.34)	(3.86)	(0.13)	(0.18)
AFFO per common shares (4)	(0.01)	0.05	0.34	0.14	(0.03)	0.13	(0.09)
Basic and diluted weighted average common shares outstanding	1,482,680	1,482,680	1,482,680	1,482,680	1,482,680	1,340,706	1,290,039

(1)	As of the period end.

(2)	Occupancy Percentage is calculated by dividing the total rented square footage as of the end of the period by the total rentable square footage at the end of the period.

(3)	The Company calculates funds from operations (“FFO”) in accordance with the White Paper on FFO approved by the Board of Governors of NAREIT (National Association of Real Estate Investment Trusts) excluding the FFO adjustment for impairment charges. NAREIT recently approved the adjustment to FFO for impairment charges. As a result, the Company excludes impairment charges from FFO. The white paper defines FFO as net income or loss calculated in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses attributable to the sale of depreciable operating property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

We believe that FFO is a useful supplemental measure of our operating performance. The exclusion of gains and losses on the sale of real estate allows investors and analysts to identify the operating results of the assets that reflect the core of our activity and assists in comparing the results of that activity across reporting periods. Additionally, FFO is the recognized industry standard for reporting the operations of a REIT. As a result, providing FFO data facilitates comparison of operating performance with other REITs.

Historical cost accounting under GAAP measures implies that real estate asset values diminish over time. Since real estate assets have historically risen or fallen with market conditions, many investors and analysts consider presentation of operating results utilizing historical cost accounting alone to be insufficient. Because FFO excludes depreciation and amortization of real estate assets, we believe reporting FFO along with the required GAAP presentation provides a more complete measurement of our performance relative to our competitors. However, our FFO includes a material cost for condemnation litigation which other REITs may not incur. Condemnation is not an extraordinary item as defined by GAAP; therefore such costs were included in the computation of FFO. We disclose separately our condemnation costs to enable the investors and analysts to compute the impact of condemnation costs on FFO which we reflect in the computation of Company adjusted FFO (“AFFO”). During years where condemnation income was recognized, we exclude condemnation income and the related costs from FFO and AFFO.

FFO or AFFO should not be viewed as alternative measures of our operating performance since they do not reflect either depreciation and amortization costs or the capital expenditures and capitalized leasing costs necessary to maintain the operating performance of our properties. Such capital expenditures are significant economic costs and can materially impact results of operations and net cash flow provided or used between reporting periods.

Noncash adjustments to arrive at FFO included depreciation and amortization, impairment charges and the tax benefit under Section 1033 of the Internal Revenue Code. The tax benefit results from the dividend distribution following receipt of the 2013 PLR. Under the definition of FFO, gain or loss from property transactions and income or loss from partnerships are excluded from FFO. There were no other NAREIT defined FFO adjustments contained in the operating results.

We also present Company adjusted FFO (“AFFO”), which adjusts FFO for certain items which we believe are non-recurring and not indicative of the operating results of our real estate portfolio. We believe this is an appropriate presentation as it is frequently requested by security analysts, investors and other interested parties. Since others do not calculate funds from operations in a similar fashion, AFFO may not be comparable to similarly titled measures as reported by others. FFO and AFFO should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. The adjustments to FFO include condemnation costs in years where no income was recognized due to the contingency of the event, early debt prepayment penalties, fees and related costs inclusive of any write-off of loan origination fees, fees / costs related to the pursuit of strategic alternatives, incentive compensation plan costs and excise tax triggered by the dividends, pension termination and related funding costs, costs triggered by the issuance of a dividend and restructuring fees.

The following table provides the reconciliation of net income to FFO and AFFO for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2010 through 2014, inclusive:

			Year ended December 31,
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	2014	2013	2012		2011	2010
Net (Loss) Income	$(764,517)	$(671,658)	$(3,105,366)	$46,055,205	$99,048,253		$(1,124,665)	$(1,081,465)
Net income from condemnation	-	-	-	-	167,370,518		-	-
Depreciation and amortization	250,605	240,893	969,571	953,725	900,095		876,101	803,725
Impairment charges	-	-	200,000	2,100,000	-		-	-
Amortization of capitalized leasing costs	21,263	20,777	90,937	73,854	60,253		69,074	43,829
Less Income tax (benefit) provision	-	-	(696,710)	(61,553,442)	61,649,000		-	-
Funds from Operations (“FFO”)	(492,649)	(409,988)	(2,541,568)	(12,370,658)	$(5,712,917	)*	$(179,490)	$(233,911)

Company adjustments to FFO
Compensation related costs to employees under the Incentive Compensation plan triggered by the Special Dividend.	-	-	-	898,456	1,090,213		-	-
Director fees under the Incentive Compensation Plan triggered by the Special Dividend	-	-	-	2,471,854	2,380,345		-	-
Compensation and director fee related costs under the Incentive Compensation Plan to former employees and former director that was vested prior to the Special Dividend.	-	-	-	1,726,171	779,405		-	-
Costs to pursue strategic alternatives	199,875	337,742	1,836,476	3,637,123	1,013,043		29,383	-
Nonrecurring Governance items relating to ICP	-	-	-	5,565	-		-	-
Excise tax	-	-	(49,321)	3,521,320	-		-	-
Condemnation costs during period income is not recognized	-	-	-	2,360	-		333,308	109,354
Tax expense related to managing GSD	22,100	-	131,710	-	-		-	-
Restructuring Fees	-	-	43,945	64,237	-		-	-
Pension expense recognized and associated with distributions to former employees following decision to terminate the pension plan.	24,962	7,469	324,998	-	-		-	-
Dividend note interest	219,165	134,538	749,004	-	-		-	-
Amortization of dividend origination costs	6,415	1,642	9,205	-	-		-	-
Debt prepayment penalties and related costs	-	-	-	253,515	401,000		-	-
Company adjusted Funds from Operations (“AFFO”)	$(20,132)	$71,483	$504,449	$209,943	$(48,911)		$183,201	$(124,557)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below before making an investment decision. See the section of this prospectus entitled “Where You Can Find More Information.” Any of the risks we describe below could cause our business, financial condition, results of operations or future prospects to be materially and adversely affected. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events and you could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations or future prospects. In addition, some of the statements in this section of the prospectus are forward-looking statements. For more information about forward-looking statements, see the section of this prospectus entitled “Cautionary Statement Concerning Forward-Looking Information” above.

Risks Related to the Rights Offering

If we consummate the rights offering and you do not fully exercise your basic subscription privilege, your interest in us will be diluted.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares, which could be substantial.

Assuming we consummate the rights offering and you do not choose to fully exercise your basic subscription privilege, your proportionate voting interest and your percentage ownership interest in us will decrease.  In addition, if you exercise your basic subscription privilege in full but do not exercise your over-subscription privilege in full and other subscription rights holders fully exercise their basic and over-subscription privileges, the percentage of our common stock owned by those other subscription rights holders will increase.  For example, if you own 14,827 shares of common stock before the rights offering, or approximately 1.0% of our common stock, and you do not exercise any of your basic or over-subscription privileges while all other subscription rights holders exercise their subscription privileges in full, then your percentage ownership will be reduced from 1.0% to approximately 0.4%.  In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the market price of our common stock, you would experience immediate dilution of the value of your shares relative to what your value would have been had our common stock been issued at the market price.  This dilution could be substantial.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our board of directors determined the terms of the rights offering, including the subscription price.  In determining the subscription price, our board of directors considered a number of factors, including:

●

the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

●	subscription price discounts in similar rights offerings;
●	our need for additional capital, liquidity and financial flexibility;
●	the board’s perception of the value of the Contributed Properties and of the likelihood of consummating the Merger when compared to the current market capitalization;
●	current economic and financial market conditions;
●	alternatives available for raising equity capital;
●	historical and current trading prices for our common stock; and
●	potential costs associated with pursuing development rights for the Flowerfield property, necessary capital improvements in the real estate portfolio and general operations.

The subscription price was established by our board of directors at a price of $2.75 per share.  The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period.  On May 11, 2015, the closing sale price for our common stock on the NASDAQ Capital Market was $3.17 per share and traded at an average closing price of $4.16 per share for the thirty trading day period ended May 11, 2015 and $4.08 per share for the three-month period ended May 11, 2015.  On April 24, 2015, the last trading day prior to the announcement of the subscription price, the closing sales price of our common stock was $4.25.  We retained the investment banking firm of Coady Diemar Partners to provide financial advisory services to us in connection with the offering, including on the issue of the subscription price. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering.  We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price.  We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

The rights offering may cause the price of our common stock to decline.

The subscription price of $2.75 per share is lower than the average of the closing sales prices of our common stock over the thirty trading day period ended April 24, 2015, the last trading day prior to the announcement of the subscription price.  On that day, the closing sales price of our common stock was $4.25.  The average of the closing sales prices of our common stock over the thirty trading day period ended April 24, 2015 was $4.32 and the average closing price for the three-month period ended April 24, 2015 was $4.09 per share.  The announcement of the rights offering and its terms, including the subscription price, together with the number of shares of common stock we could issue if this offering is completed, may result in an immediate decrease in the trading price of our common stock.  This decrease may continue after the completion of the rights offering.  If that occurs, your purchase of shares of our common stock in the rights offering may be at a price greater than the prevailing trading price.  Further, assuming subscription rights for the full 2,224,020 shares are exercised in the rights offering and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or decide to cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The rights offering does not have a minimum amount of proceeds or number of shares and there can be no assurance that shareholders will choose to exercise their subscription rights, which means that we may not have achieved our stated objective of facilitating the Merger and if you exercise your rights you may be investing in a company that continues to desire additional capital.

There is no minimum amount of proceeds required to complete the rights offering. There can be no assurance that any shareholders will exercise their subscription rights. All our directors (who are also shareholders) have indicated that they will purchase shares that are subject to their subscription rights, and that they will exercise their over-subscription privilege (if available), at the same subscription price offered to our shareholders. If they do so, their ownership percentage may increase significantly if shareholders do not exercise basic subscription privileges with respect to a significant number of shares. Nevertheless, these shareholders have not executed agreements to purchase shares and there is no guarantee or commitment that they will subscribe for shares in the offering. In addition, all exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms of the rights offering set forth in this prospectus, you may cancel your subscription and receive a refund of any subscription payments you have advanced. Also, one of the main reasons for conducting this rights offering is to facilitate the Merger, because we believe that shareholders who purchase shares in this rights offering may be more interested in the current structure of Gyrodyne and thus more likely to vote their shares on the Merger proposal. Accordingly, if we do not sell enough shares, the rights offering will not have furthered this objective. In addition, if you exercise the basic subscription privilege or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering, you may be investing in a company that continues to desire additional capital.

We may amend or change the terms of the rights offering at any time prior to the expiration of the rights offering in our sole discretion.

Our board of directors reserves the right to amend or change the terms of the rights offering in its sole discretion. Although we do not presently intend to do so, we may choose to amend or change the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or changes may include a change in the subscription price, although no such change is presently contemplated.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholder and recirculate an updated prospectus after the post-effective amendment is declared effective by the SEC.  In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  The terms of the rights offering cannot be amended or changed after the expiration date of the rights offering.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise.  The trading price of our common stock may decline before the subscription rights expire.  If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $2.75 per share subscription price, you will have committed to buying shares of our common stock at a price above the prevailing trading price and could have an immediate unrealized loss.  There can be no assurances that the trading price of our common stock will equal or exceed the subscription price at the time of exercise or at or after the expiration of the subscription rights offering period.

Our common stock is traded on the NASDAQ Capital Market under the symbol, “GYRO”, and the closing sale price of our common stock on the NASDAQ Capital Market on May 11, 2015 was $3.17 per share.

You may not be able to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise subscription rights, you may not be able to resell the common stock purchased by exercising your subscription rights until you, or your broker, custodian bank or other nominee, if applicable, have received those shares.  Moreover, you will have no rights as a shareholder of the shares you purchased in the rights offering until we issue the shares to you.  Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, including after all necessary calculations have been completed, there may be a delay between the expiration date of the rights offering and the time that the shares are issued.  Additionally, as a result of our common stock being thinly traded, we cannot assure you that following receipt of the common stock, the market will provide a sufficient amount of buyers to enable you to sell a portion or all of the common stock at a price equivalent, above or even below the price of the stock on the date the rights offering closed.

Because we will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds.

We intend to use the net proceeds received from the rights offering to pay accrued principal and interest on outstanding dividend and payment-in-kind notes issued by Gyrodyne, to fulfill our obligation to provide a liquidity facility to GSD, for pursuing development rights for the Flowerfield property, for necessary capital improvements in GSD’s real estate portfolio which we manage, to fund any obligations under the Gyrodyne Company of America, Inc. Pension Plan and for general working capital.  However, we may allocate the proceeds among these purposes in our discretion.  Also, there is no minimum number of shares required to complete the rights offering, and the gross and net proceeds could be considerably less than the $6,116,055 and $5,606,000, respectively, we would receive assuming full subscription. In addition, economic and financial market conditions may require us to allocate portions of the net proceeds for other purposes.  Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner that you consider appropriate.  It is possible that the proceeds will be used in a way that does not yield a favorable, or any, return for Gyrodyne.  See “Use of Proceeds.”

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights may be rejected.

Subscription rights holders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering.  If you are a beneficial owner of shares of our common stock, but not a record holder, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period.  If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.  Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment.  We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to list the subscription rights on the NASDAQ Capital Market, any other stock exchange or the OTC Bulletin Board.  The subscription rights are only transferable by operation of law.  Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights.  You must exercise the subscription rights and acquire shares of our common stock to realize any value that may be embedded in the subscription rights.

The price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock is subject to wide fluctuations in response to numerous factors, including factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.  These factors include, among other things, actual or anticipated variations in our operating results and cash flow, risks and uncertainties relating to the Plan of Liquidation, the Plan of Merger and the respective transactions contemplated thereby, the nature and content of our competitors’ earnings releases, business conditions in our markets, the general state of the securities markets and the market for similar stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, as well as general economic and market conditions.  In addition, the stock market historically has experienced significant price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of particular companies.  These broad market fluctuations may cause declines in the market price of our common stock.

Risks Associated with the Plan of Liquidation and Plan of Merger

On June 5, 2014, Gyrodyne announced that a special meeting of Gyrodyne shareholders would be held on August 14, 2014 to authorize the Merger. Under New York law, the affirmative vote of holders of at least two-thirds of our outstanding shares is required to approve the Merger. Gyrodyne postponed the special meeting, first to August 27, 2014 and then to December 5, 2014, to allow additional time for shareholders to vote on the Merger. Although the shares that were voted in these previous attempts to conduct the special meeting were overwhelmingly voted in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. Accordingly, on November 4, 2014, Gyrodyne announced a further postponement of the special meeting until the first half of 2015. Given the small size of holdings of many Gyrodyne shareholders and the nature of various holders, we believe many holders may not have paid enough attention to the Merger to exercise their right to vote. The board believes, however, that shareholders who would exercise their subscription rights in the rights offering may be more interested in the current structure of Gyrodyne and thus more likely to desire completion of the Merger. If all rights in the rights offering are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, there will be 3,706,700 shares outstanding and holders of at least 2,471,134 shares will need to vote in favor of the Merger to satisfy the two-thirds of the outstanding shares vote requirement. Gyrodyne intends to conduct the special meeting to authorize the Merger as soon as reasonably possible after the consummation of the rights offering.

This prospectus is not to be considered material to solicit proxies or deemed an offer to sell the Gyrodyne, LLC equity interests (“Gyrodyne, LLC Shares”), which solicitation and offer will only be made through a definitive proxy statement/prospectus relating to the Merger and the issuance of the Gyrodyne, LLC Shares. Gyrodyne filed definitive proxy materials with the Securities and Exchange Commission (the “SEC”) on July 1, 2014 with respect to the Plan of Merger. If our board determines to try again to hold the special meeting to authorize the Plan of Merger, which is our current intention, Gyrodyne will solicit proxies through such definitive proxy statement or, if necessary, a post-effective amendment thereto.

There are risks and uncertainties associated with the Plan of Liquidation generally.

There are a number of risks and uncertainties relating to the Plan of Liquidation (including those associated with the proposed Merger and the respective transactions contemplated thereby). For example:

●	the transactions may not be consummated (including as a result of a legal injunction) or may not be consummated as currently anticipated;
●	there can be no assurance that approval of our shareholders for the Merger will be obtained;
●

there can be no assurance other conditions relating to implementation of the Merger will be satisfied or waived or that other events will not intervene to delay or result in our board of directors rescinding the Plan of Liquidation or terminating the Plan of Merger;

●

if the transactions are not completed, the share price of shares of common stock may change to the extent that the current market price of Gyrodyne shares reflects an assumption that the transactions contemplated by the Plan of Liquidation and the Plan of Merger will be consummated;

●

we are incurring and may continue to incur significant costs arising from efforts to engage in the transactions contemplated by the Plan of Liquidation and the Plan of Merger, and these efforts may not result in the successful completion of such transactions;

●

even if the transactions contemplated by the Plan of Liquidation and the Plan of Merger are consummated; achieving the anticipated benefits of the transactions is subject to a number of uncertainties. Failure to achieve anticipated benefits could result in increased costs and could materially adversely affect our business, financial condition and results of operations and the value of Gyrodyne to our shareholders;

●

we may continue to incur difficulties in preserving the commercially sensitive confidential information that we may need to disclose to other persons during this process.  If we are unable to effectively manage these risks, our business, financial condition or results of operations may be adversely affected.

The allocation of Gyrodyne, LLC Shares to be issued in the Merger to Gyrodyne shareholders, GSD Interest holders and holders of interests in dividend notes is subject to adjustment in the discretion of the Gyrodyne board of directors up to 10 days prior to the special meeting at which shareholders will be asked to vote on the Merger.

If the Merger is approved and consummated, Gyrodyne and GSD would merge into Gyrodyne, LLC, and Gyrodyne shares and the GSD Interests issued in the First Special Dividend would be converted into, and the Dividend Note issued as the Second Special Dividend and certain other notes issued by Gyrodyne would be redeemed for, Gyrodyne, LLC Shares. The Plan of Merger originally provided that holders of Gyrodyne shares will receive approximately 15.2% of the Gyrodyne, LLC Shares in the aggregate, holders of interests in the Dividend Note ($16,150,000 principal amount) would receive approximately 29.2% of the Gyrodyne, LLC Shares in the aggregate, and holders of GSD Interests would receive approximately 55.6% of the Gyrodyne, LLC Shares in the aggregate. The Plan of Merger also provides, however, that the foregoing allocations are subject to adjustment in the discretion of the Gyrodyne board of directors. The board of directors determined the foregoing allocations based on the relative values it attributed to the three categories of securities that will be exchanged or redeemed for Gyrodyne, LLC Shares, namely the assumed pro forma book value of Gyrodyne of $8,450,000 (approximately $5.70 per share), the principal amount of the Dividend Note ($16,150,000 or $10.89 per share) and the fair market value of GSD Interests as determined by our board ($30,685,000 or $20.70 per share).

At a board of directors meeting held on April 24, 2015, our directors determined to adjust the allocation of common shares of Gyrodyne, LLC to be issued pursuant to the Merger to account for certain developments since such allocations were originally set in December 2013. Assuming the full exercise of the subscription rights in the rights offering, the common shares of Gyrodyne, LLC to be issued in the Merger will be allocated as follows:

●	Approximately 22.6% in the aggregate to Gyrodyne shareholders;

●	Approximately 30.0% in the aggregate to holders of interests in dividend notes issued by Gyrodyne in the aggregate principal amount of $17,533,000 (the “Dividend Notes”); and

●	Approximately 47.4% in the aggregate to holders of common shares of GSD.

Gyrodyne’s board of directors determined the foregoing allocation adjustments based on the increase in the adjusted net book value of Gyrodyne shares due to the rights offering and the anticipated net proceeds to Gyrodyne of $5,606,000 from the rights offering, assuming all 2,224,020 shares are sold. In addition, the allocation reflects adjusted net book value, face value and “fair value” (based on appraised values of underlying properties owned by GSD, less liabilities) of Gyrodyne, the Dividend Notes and GSD, respectively, in each case as of December 31, 2014. This methodology is consistent with the valuation metrics used to determine the original allocations in December, 2013.

It is possible that the Gyrodyne board of directors may make further adjustments to the foregoing allocations prior to the shareholders meeting at which shareholders will be asked to vote on the Merger to the extent any developments materially impact the relative values of Gyrodyne, the Dividend Notes and GSD, including without limitation, any material shortfall in the number of shares actually sold in the rights offering from the maximum number of shares offered. Any such further allocation adjustments will be announced via press release, a copy of which will be filed with the SEC under cover of a Current Report on Form 8-K, issued and filed at least ten days prior to the shareholders meeting at which shareholders will be asked to vote on the Merger. In addition, in carrying out its fiduciary obligations to Gyrodyne and its shareholders, its legal obligations to GSD and its contractual obligations to the holders of interests in the Dividend Notes, our board of directors may face situations where there may be a conflict among the interests of Gyrodyne’s shareholders, GSD’s shareholders and the Dividend Notes interest holders.

If our shareholders do not authorize the Plan of Merger, it may be difficult for us to continue our business operations.

Our board adopted the Plan of Liquidation, pursuant to which we intend to dispose of our remaining assets in an orderly manner designed to obtain the best reasonably available value for such assets and to complete the Tax Liquidation. In the event that the Plan of Merger is not approved by the shareholders, we will continue our business operations as a self-managed and self-administered REIT and continue to act as the managing member of GSD. In light of our announced intent to liquidate and the impact of the Special Dividend, prospective employees, suppliers, tenants and other third parties may be less likely to form relationships or conduct business with us if they do not believe we will continue to operate as a going concern.

We cannot assure you of the exact timing and amount of any further distributions to our shareholders under the Plan of Liquidation.

Although consummation of the Merger will complete the Tax Liquidation, our board currently intends that, if the Merger is consummated, Gyrodyne, LLC will operate with a business plan to dispose of its current real property assets in an orderly manner designed to obtain the best value reasonably available for such assets. The liquidation process is subject to numerous uncertainties, may fail to create value for our shareholders and may not result in any remaining proceeds for distribution to our shareholders. The precise nature and timing of any distribution to our shareholders subsequent to the Merger, if consummated, will depend on and could be delayed by, among other things, sales of our real estate assets, claim settlements with creditors, resolution of outstanding litigation matters, payment of incentive bonuses to employees, directors and former employees and a former director who were vested under the Incentive Compensation Plan and unanticipated or greater-than-expected expenses. Examples of uncertainties that could reduce the value of or eliminate distributions to our shareholders include unanticipated costs relating to:

●	failure to achieve favorable values for our properties in their disposition;
●	the defense, satisfaction or settlement of lawsuits or other claims that may be made or threatened against us in the future; and
●	delays in our liquidation, including due to our inability to settle claims.

As a result, we cannot determine with certainty the amount or timing of distributions to our shareholders or to holders of Gyrodyne, LLC Shares.

Our board may abandon or delay implementation of the Plan of Liquidation or the Plan of Merger even if the Plan of Merger is authorized by our shareholders.

Even if the Merger pursuant to the Plan of Merger is authorized by our shareholders, our board has reserved the right, in its discretion, to abandon or delay implementation of the transactions contemplated thereby and by the Plan of Liquidation, in order, for example, to permit us to pursue new strategic opportunities.

If our Common Stock were delisted from NASDAQ, shareholders may find it difficult to dispose of their shares.

If our common stock or, subsequent to the Merger, Gyrodyne, LLC Shares were to be delisted from NASDAQ, trading of our common stock or, subsequent to the Merger, Gyrodyne, LLC Shares most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. Such trading will reduce the market liquidity of our common stock or, subsequent to the Merger, Gyrodyne, LLC Shares. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock or, subsequent to the Merger, Gyrodyne, LLC Shares.

If the Plan of Merger is not authorized, the board may decide to pursue the Plan of Liquidation in another manner.

If the Plan of Merger is not approved, the board may determine not to withdraw the Plan of Liquidation but to continue to pursue a tax liquidation by other means, including dissolution under New York law or a merger under different terms than those set forth in the Plan of Merger. In such event, Gyrodyne may suffer from a period of uncertainty while any necessary shareholder approval is obtained, costs of the liquidation may increase, and shareholders may be delayed in their receipt of liquidation proceeds and the amount of such proceeds may be reduced significantly.

We may not be able to settle all of our obligations to creditors at the amount we have estimated.

We have current and may incur future obligations to creditors. Our estimated distribution to shareholders takes into account all of our known obligations and our best estimate of the amount reasonably required to satisfy such obligations. As part of the wind-down process, we will attempt to settle those obligations with our creditors. We cannot assure you that we will be able to settle all of these obligations for the amount we have estimated for purposes of calculating the likely distribution to shareholders. If we are unable to reach an agreement with a creditor relating to an obligation, that creditor may bring a lawsuit against us. Amounts required to settle obligations or defend lawsuits in excess of the amounts estimated by us will reduce the amount of remaining proceeds available for distribution to shareholders.

Our shareholders may be liable to our creditors for an amount up to the amount distributed by us if our reserves for payments to creditors are inadequate.

In the event our shareholders receive funds by means of the Special Dividend or as distributions from Gyrodyne, LLC and there are not left sufficient funds to pay any creditors who seek payment of claims against Gyrodyne, shareholders (or holders of Gyrodyne, LLC Shares) could be held liable for payments made to them and could be required to return all or a part of distributions made to them.

There will be adverse tax consequences to Gyrodyne and to its shareholders if we fail to complete the Tax Liquidation within two years after adoption of the Plan of Liquidation

If Gyrodyne does not complete the Tax Liquidation prior to September 12, 2015 (the two year anniversary of the adoption of the Plan of Liquidation), the Board of Directors expects to withdraw the Plan of Liquidation, in which case all prior distributions made pursuant to the Plan of Liquidation will be treated to shareholders as taxable dividend income (generally subject to the highest marginal federal income tax rates and not the reduced rates applicable to “qualified dividend income” in the case of U.S. shareholders, and to 30% withholding tax in the case of non-U.S. investors) to the extent of Gyrodyne’s current or accumulated earnings and profits, rather than as non-taxable returns of capital and/or capital gains as would be the case if the Tax Liquidation is completed. Gyrodyne’s failure to complete the Tax Liquidation will therefore cause taxable shareholders to incur, on a retroactive basis, a significantly larger U.S. federal income tax liability than if the Tax Liquidation were completed. In addition, any previously filed tax returns on which such distributions were reflected would be incorrect, and thus, in order to properly report the consequences of such distributions, shareholders would be required to amend such tax returns and pay any additional taxes with interest and applicable penalties. Other adverse tax consequences may also result for shareholders. Shareholders are urged to consult their tax advisors regarding the adverse reporting and other tax consequences to them if Gyrodyne does not complete the Tax Liquidation.

In addition, Gyrodyne itself could be subject to adverse tax consequences if the Tax Liquidation is not completed. For example, in connection with the change in the character of the distributions, Gyrodyne may be subject to taxes, interest, and penalties as a result of its failure to properly withhold on dividend distributions to non-U.S. investors or its failure to make certain designations or elections that normally do not apply with respect to liquidating distributions. In addition, Gyrodyne has provided information returns to the IRS and to its shareholders, and has filed its own corporate tax returns, on the basis that each of the First Special Dividend and the Second Special Dividend were liquidating distributions. Gyrodyne will be required to issue corrected information returns to shareholders, as well as to amend its own tax returns, and will be subject to IRS penalties with respect to the previously provided incorrect information and other returns except to the extent it is able to qualify for “reasonable cause” exemptions from penalties in certain circumstances. No assurance can be given that Gyrodyne will be able to qualify for such exemptions.

A number of obstacles could prevent Gyrodyne from completing the Tax Liquidation. Under New York law, the affirmative vote of holders of at least two-thirds of our outstanding shares is required to approve the Merger. Gyrodyne has previously called for a special meeting three times to have a vote on the Plan of Merger and has been forced to postpone the special meeting three times, most recently until the first half of 2015, because of an inability to secure the requisite two-thirds of the outstanding shares vote. Although the shares that were voted in these previous attempts to conduct the special meeting were overwhelmingly voted in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. On March 6, 2015, Gyrodyne filed a registration statement with the Securities and Exchange Commission for a rights offering to its existing shareholders to facilitate the two-thirds vote. There can be no assurance that the rights offering will be successful or that shareholders will approve the Merger prior to September 12, 2015. Also, on July 3, 2014, a purported shareholder of Gyrodyne filed a putative class action lawsuit against Gyrodyne and members of its board of directors seeking, among other things, injunctive relief enjoining the Merger and the other transactions relating to the Plan of Liquidation. The court scheduled a preliminary conference in the case, which has been adjourned until September 14, 2015. Accordingly, no assurance can be given that we will be able to complete the Tax Liquidation and thereby avoid the significant adverse tax consequences described above for Gyrodyne and its shareholders.

If the Plan of Merger is authorized, but the Merger does not occur, shareholders may not be able to recognize a loss in their Common Stock for federal income tax purposes until they receive a final distribution from us, which may be up to two years after our adoption of the Plan of Liquidation.

In general, if our shareholders approve the proposal to authorize the Plan of Merger, a shareholder will recognize, for federal income tax purposes, gain or loss equal to the difference between (i) the sum of the amount of cash and the fair market value of other property distributed to such shareholder in the Special Dividend and in any other distributions we may make pursuant to the Tax Liquidation, whether by merger or otherwise, and (ii) such shareholder’s adjusted tax basis in its shares of common stock. Liquidating distributions pursuant to the Plan of Liquidation and/or Plan of Merger may occur at various times and in more than one tax year. Any gain will be recognized in such year(s) when the shareholder receives a distribution that, in the aggregate with all other distributions received pursuant to the Tax Liquidation, whether by merger or otherwise, is in excess of the shareholder’s basis in its shares of common stock; loss will be recognized only in the year in which the final distribution to the shareholder is made, and only if the shareholder has not received distributions equal to the shareholder’s basis in its shares of common stock. The tax treatment for non-U.S. shareholders may differ from that described above. Shareholders are urged to consult their tax advisors as to the specific tax consequences to them of a Tax Liquidation pursuant to the Plan of Liquidation and/or Plan of Merger.

Risks Relating to our Business and our Company

We no longer own our properties, and there could be conflicts between our shareholders and holders of GSD Interests.

Shareholders of Gyrodyne who sold their shares in Gyrodyne on or following December 31, 2013, the ex-dividend date of the First Special Dividend, will continue to hold their GSD Interests indefinitely because such interests are generally non-transferable. Accordingly, conflicts could arise between shareholders of Gyrodyne and those holders of GSD Interests who no longer hold shares in Gyrodyne. Under GSD’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), Gyrodyne has sole authority as GSD’s managing member to manage the affairs of GSD. Gyrodyne was also obligated to provide an initial liquidity facility to GSD, in such amount up to $2.5 million as Gyrodyne may determine from time to time, in order to permit GSD to conduct its operations. During the third quarter of 2014, our board authorized an increase in the liquidity facility to $3.5 million, and in January 2015 our board authorized a further increase to $5.5 million. On December 24, 2014, Gyrodyne and GSD entered into a management services agreement (the “Management Services Agreement”) pursuant to which Gyrodyne agreed to continue providing management services to GSD under substantially the same terms previously provided under the management provisions contained in the LLC Agreement. In carrying out its obligations under the Management Services Agreement, Gyrodyne may face situations where there may be a conflict between what is in the best interest of Gyrodyne and what is in the best interest of GSD. There also may be conflicts in setting transfer pricing between Gyrodyne and GSD. Finally, holders of GSD Interests who no longer own shares in Gyrodyne will not be entitled to vote at the special meeting that Gyrodyne intends to call in order to vote upon the Plan of Merger. See “Business--Management Services Agreement”.

Pension Plan liabilities could impair our liquidity or financial condition.

On November 25, 2013, Gyrodyne’s board of directors determined that it was advisable and to the advantage, welfare and best interests of Gyrodyne to terminate the Pension Plan as of February 28, 2014. Pursuant to our board of directors’ decision, Gyrodyne froze benefits and additional participation as of December 23, 2013 and is seeking an IRS determination letter to complete the termination. Gyrodyne will be required to distribute all assets of the Pension Plan to its participants within 120 days following receipt of the determination letter from the IRS regarding the termination of the Pension Plan. Based on the current assets and liabilities of the Pension Plan on a termination basis, Gyrodyne expects to be required to fund additional amounts to complete the termination and liquidation of the Pension Plan. The exact amount of this funding obligation has not yet been determined.

The Pension Plan is considered to be a defined benefit pension plan for accounting purposes. If a defined benefit pension plan is terminated without being fully funded on a termination basis, the Pension Benefit Guaranty Corporation, or PBGC, could obtain a lien on the sponsor company’s assets for the amount of this liability. The measurement of our obligations, costs and liabilities associated with benefits pursuant to the Pension Plan requires that we estimate the present value of projected future payments to all participants, including assumptions related to discount rates, investment returns on designated plan assets and demographic experience. Our liability to the Pension Plan will be equal to the amount by which the liabilities of the Pension Plan, calculated on a termination basis, exceed the assets of the Pension Plan. As a result of the termination of the Pension Plan, Gyrodyne may have to make additional contributions to the Pension Plan to satisfy obligations due and payable to its participants. The exact amount of that funding obligation is not known at this time.

We may be the potential target of a reverse acquisition or other acquisition prior to or after the Merger.

Until the Merger, we will continue to exist as a public company. Public companies that exist with limited operations have from time to time been the target of “reverse” acquisitions, meaning acquisitions of public companies by private companies in order to bypass the costly and time-intensive registration process to become publicly traded companies. In addition, we could become an acquisition target, through a hostile tender offer or other means, as a result of our cash holdings or for other reasons. In the event of an acquisition bid other than through a hostile tender offer, approval of the acquisition would be subject to our board of directors and/or shareholder approval. On August 8, 2014, we extended the expiration date of our shareholder rights plan, which would significantly dilute the ownership of a hostile acquirer and may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of our board of directors, may deter efforts to obtain control of us and may make it more difficult for a third party to acquire us without negotiation. If we become the target of a successful acquisition, notwithstanding the shareholder authorization of the Plan of Merger, our board of directors could potentially decide either to delay or completely abandon the Merger, and our shareholders may not receive any proceeds that would have otherwise been distributed in connection with the liquidation and may receive less than they would have received in the liquidation.

Following the Merger, Gyrodyne, LLC similarly could become an acquisition target, which would delay or prevent the liquidation of its assets, thereby potentially delaying or reducing any proceeds that would have otherwise been distributed in connection with the liquidation.

Our directors and executive officers may have interests that are different from, or in addition to, those of our shareholders generally.

Our board and executive officers may have interests in the Plan of Liquidation that may be in addition to, or different from, your interests as a shareholder. In connection with the Plan of Liquidation, some of our executive officers will be entitled to receive severance benefits and other payments for health insurance. In addition, following the Merger, our directors and executive officers will be entitled to continuing indemnification and liability insurance. For a more detailed discussion of the interests of our management, see page 80 of this prospectus .

As described on page 78 of this prospectus, on May 30, 2014 the board of directors of Gyrodyne adopted a retention bonus plan for the benefit of directors, officers and employees of Gyrodyne. See “page 78 —  Retention Bonus Plan.” The plan was intended to recognize the nature and scope of the responsibilities related to such business plan, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. As the funding for such plan will reduce the amounts otherwise available to GSD, or, subsequent to the Merger, holders of Gyrodyne, LLC Shares, a conflict of interest between such holders and the beneficiaries of the retention bonus plan could be deemed to exist.

We will continue to incur the expenses of complying with public company reporting requirements.

We have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act. Even if we proceed with the Plan of Merger and it is approved, it is anticipated that Gyrodyne, LLC will continue to be subject to such requirements during the period its assets are liquidated even though compliance with such reporting requirements involves time and expense.

Provisions in our certificate of incorporation, our by-laws, our shareholder rights plan and New York law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

Provisions contained in our certificate of incorporation, our by-laws, our shareholder rights plan and New York law may have an anti-takeover effect that may delay, defer or prevent a takeover attempt and thereby prevent shareholders from receiving a “control premium” for their shares.  For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thus limiting the opportunities for our shareholders to receive a premium for their common stock over then-prevailing market prices.

These provisions include the following:

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Staggered board.   Our board is divided into three classes with each director generally serving for a three-year term.  This staggering of the board may discourage offers for Gyrodyne or make an acquisition of Gyrodyne more difficult, even when an acquisition is in the best interest of our shareholders.

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New York anti-takeover statute.   Under New York’s anti-takeover statute, any person who acquires 20% or more of our common stock is prohibited from engaging in a business combination with us for five years unless the board has approved (i) the particular business combination or (ii) the stock purchase that put the shareholder over the 20% threshold.

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Shareholder rights plan.  In 2004, we adopted a shareholder rights plan intended to deter a hostile takeover by making any proposed hostile acquisition of us more expensive and less desirable to a potential acquirer.  If a person or group acquires or announces an intention to acquire 20% or more of our outstanding common stock, each right holder (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of our common stock which are equivalent to shares of common stock having a value of twice the exercise price of the right.  If we are acquired in a merger or other business combination transaction after any such 20% threshold event, each right holder would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the right. The shareholder rights plan could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which shareholders might otherwise receive a premium for their shares over then current prices. On August 8, 2014, we extended the expiration date of the shareholder rights plan from August 11, 2014 to August 11, 2015.

Provisions of Gyrodyne, LLC’s Amended and Restated Limited Liability Company Agreement, including its classified board and 20% ownership limitation could make it more difficult for a third party to acquire Gyrodyne, LLC, discourage a takeover and adversely affect its members.

Gyrodyne, LLC’s Amended and Restated Limited Liability Company Agreement contains certain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of Gyrodyne, LLC, even when these attempts may be in the best interests of its members. These include provisions on maintaining a classified board, limiting members’ powers to remove directors and an ownership limitation that prohibits members from holding Gyrodyne, LLC Shares representing in excess of 20% of the outstanding Gyrodyne, LLC Shares at any time. These provisions and others that could be adopted in the future may have the effect of discouraging unsolicited takeover proposals and therefore may delay or prevent a change of control not approved by Gyrodyne, LLC’s board or may delay or prevent changes in Gyrodyne, LLC’s control or management, including transactions in which holders of Gyrodyne, LLC Shares might otherwise receive a premium for their shares over then current market prices.

Our incentive compensation plan, provisions in our executive officers’ employment agreements and our retention bonus plan may make a change of control of our company and/or an acquisition of our owned or managed assets more costly.

Benefits under Gyrodyne’s incentive compensation plan (the “ICP”) are realized upon either a change-in-control (as defined in the ICP) of Gyrodyne, or upon the issuance by Gyrodyne of an excess dividend (as defined in the ICP) following certain asset sales. The ICP provides that payments made in connection with an excess dividend may not exceed the hypothetical ICP payments that would have been made had there instead been a change in control transaction consummated on the dividend payment date. The ICP payments that would have been made had there been a Change in Control transaction consummated on December 30, 2013, the payment date of the $98,685,000 First Special Dividend, were approximately $5,277,800. The ICP payments actually made in respect of the $68,000,000 cash portion of the First Special Dividend totaled $5,044,600. Consequently, remaining ICP payments to be made in connection with the First Special Dividend when and to the extent GSD holders, or following the Merger Gyrodyne, LLC holders, receive cash in respect of their interests, may not exceed $233,200 ($5,277,800 - $5,044,600).  Liquidation proceeds that otherwise would be available to our shareholders generally will be reduced by the foregoing benefit to be paid to participants in the plan.  Moreover, inasmuch as the rights under the plan are vested, there is a risk that individual participants may elect to terminate their employment with Gyrodyne, or in the case of directors resigned from the board, without forfeiting their general right to receive benefits under the plan. Frederick C. Braun III and Gary Fitlin, our Chief Executive Officer and Chief Financial Officer, respectively, are not participants in the plan.

Our employment agreements with Mr. Braun and Mr. Fitlin provide for a bonus equal to $125,000 payable if the executive is employed by Gyrodyne on the effective date of a change-in-control.  Under such agreements, a change-in-control means the first to occur of a change in ownership, in effective control or in the ownership of a substantial portion of the assets of Gyrodyne, as each such term is defined under Section 409A of the Internal Revenue Code of 1986, as amended, and its corresponding regulations. In addition, each agreement provides that if the executive is terminated without cause (as defined in the employment agreement), the executive is entitled to a payment equal to the change-in-control bonus ($125,000) and, if the executive signs a separation agreement in reasonable and customary form provided by, and acceptable to, Gyrodyne, severance pay equal to base salary for six months from the date of termination.

On May 30, 2014, our board of directors adopted a retention bonus plan for the benefit of directors, officers and employees of Gyrodyne. See “page 78 — Retention Bonus Plan.” The plan was intended to recognize the nature and scope of the responsibilities related to our business plan, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. If the Merger does not occur, GSD will reimburse, under the terms of the Management Services Agreement, 100% (without mark-up) of any bonuses (under the retention bonus plan or otherwise) paid by Gyrodyne to its employees and directors and related payroll taxes on account of any sales of the Contributed Properties. If the Merger does occur, the funding for such plan will reduce the amounts otherwise payable to holders of Gyrodyne, LLC Shares.

We may not be able to deduct for tax purposes as an operating expense a portion or all of the above amounts paid to the executives.

The foregoing provisions may make a change of control of Gyrodyne and any post-Merger sale of assets, even if it is in the best interests of our shareholders, more costly and may reduce the amounts our shareholders would receive in any such transaction.

The corporate structure and interrelationships of Gyrodyne and GSD present risks of conflicts between the entities and their equity holders as long as they are operated as separate entities.

As a result of the First Special Dividend, Gyrodyne’s taxable REIT subsidiary, Flowerfield Properties Inc. (“FPI”), has been managing GSD, initially pursuant to the terms of GSD’s Amended and Restated Limited Liability Company Agreement, and since December 24, 2014 pursuant to the terms of the Management Services Agreement. Pursuant to the Management Services Agreement, FPI provides GSD with acquisition and disposition services, asset management services, accounting and other administrative services, property management services and shareholder services. In consideration for these services, GSD reimburses FPI for 85% of FPI’s general and administrative expenses and pays FPI a fee equal to 8.5% of such reimbursed amount; reimburses FPI for all rental expenses, whether value added (such as contractor and consultant expenses) or non-value added (such as utilities and taxes) paid by FPI in respect of the properties; pays FPI a fee equal to 8.5% of all value added rental expenses paid by FPI in respect of the properties (but no fee in respect of non-value added rental expenses); reimburses FPI for 100% (without mark-up) of any bonuses paid by FPI or Gyrodyne to its employees and directors and related payroll taxes on account of any sales of GSD properties; and pays interest to Gyrodyne at the rate of 5.0% per annum on any funds advanced by Gyrodyne to GSD pursuant to a liquidity facility, currently of up to $5.5 million.

In carrying out Gyrodyne’s and FPI’s obligations under GSD’s Amended and Restated Limited Liability Company Agreement or the Management Services Agreement, there may be instances where a conflict could arise between what is in the best interest of Gyrodyne and what is in the best interest of GSD. Although such agreements establish applicable standards, there also may be actual or perceived conflicts between Gyrodyne and GSD in establishing actual compensation and reimbursement under those standards. Gyrodyne shareholders who sold their shares on or following the ex-dividend date of the First Special Dividend will continue to hold their GSD Interests indefinitely because such interests are generally non-transferable. Accordingly, conflicts between Gyrodyne and GSD could result in conflicts between Gyrodyne shareholders and those holders of GSD Interests who no longer hold Gyrodyne shares.

Conflicts of interest may exist between the shareholders of Gyrodyne and the holders of Dividend Notes.

Although holders of the Dividend Note and the 2014 Dividend Note were shareholders of Gyrodyne as of the December 31, 2013 and September 26, 2014 respective record dates for the Dividend Notes, as a result of transfers of shares of Gyrodyne common stock subsequent to such dates, there now exists certain disparities between the holders of the Dividend Notes and the holders of shares of Gyrodyne common stock. As the Dividend Notes represent debt obligations of Gyrodyne and the shares are equity of Gyrodyne, the Dividend Notes are entitled to priority in the distribution of assets of Gyrodyne. If GSD sold properties and repaid mortgage and liquidity facility debt to Gyrodyne, the board of directors of Gyrodyne would have to determine whether to redeem or repurchase Dividend Notes or retain the cash proceeds of the mortgage debt for other uses. In addition, if the Merger is not completed and Gyrodyne continues as an operating entity, future changes in operating results, whether accretive or dilutive, may result in changes to its equity value.

Risks associated with our investment in Callery-Judge Grove, L.P.

We own approximately 10.12% limited partnership interest in Callery Judge Grove, L.P., a New York limited partnership, which owned a 3,700+ acre citrus grove located in Palm Beach County, Florida. The property is the subject of a plan for a mixed use of residential, commercial, and industrial development which is under review by state and local municipal authorities. We face several risks inherent in ownership of a minority interest in a limited partnership.

We account for the investment under the equity method. As of December 31, 2014, the carrying value of our investment was $0. We cannot predict what, if any, value we will ultimately realize from this investment.

On March 18, 2011, the Grove’s lender, Prudential Industrial Properties, LLC (“Prudential”), commenced a foreclosure action against the Grove by filing a complaint in the Circuit Court of Palm Beach County to foreclose upon the Grove property, alleging that the Grove had defaulted on its loan from Prudential and that the Grove is indebted to Prudential in the amount of over $37 million in principal and over $8 million in interest and fees. We are a limited partner in the Grove but are not a guarantor of any debt related to the Grove. Our investment is held in a taxable REIT subsidiary where we had a $1,315,000 deferred tax liability related to the Grove which represented taxable losses not yet recorded pursuant to the equity method of accounting. Following certain taxable gains received in 2014 which were offset by prior losses that were not yet recorded, the Company reversed the deferred tax liability in total in 2014 and recorded a current tax liability of approximately $618,000 and a tax benefit of $697,000, accordingly.

On September 19, 2013, the Grove property was sold, the foreclosure lawsuit was dismissed and the Grove property was conveyed to Minto Florida Developments, LLC (“Minto”), a family-owned real estate development, construction and management company, and the Grove’s debt to Prudential was repaid. Our investment continues to be held in a taxable REIT subsidiary of Gyrodyne with $0 carrying value but no longer has a deferred tax liability. We recognized a $618,000 deferred tax liability and a tax benefit for the balance of the 2013 deferred taxes of $697,000. The $618,000 represents the tax effect of taxable income in the current year in excess of taxable losses in prior years not yet recorded pursuant to the equity method of accounting. Gyrodyne did not receive any distribution in connection with the sale of the Grove property. Under the agreement with Minto, however, the Grove may receive certain additional payments if certain development benchmarks are achieved by Minto, which could enable future distributions to Gyrodyne. Gyrodyne cannot predict whether these benchmarks will be achieved or as to the timing or amount of any further distributions by the Grove.

We are limited in our ability to transfer our interest in the Grove; our interest can only be assigned or transferred upon the terms and conditions set forth in the limited partnership agreement.  Those restrictions may at times preclude a transfer of our interest.  We may not transfer our interest without prior written notice to, and receiving consent in writing and at the sole discretion of the Grove’s managing partner.  The transferor must also provide the Grove’s managing partner on request an opinion of counsel that the transfer will not violate any securities, tax or other laws or rules and will not affect the tax status or treatment of the Grove.  No public market for the Grove’s interests exists or is contemplated in the foreseeable future.

Since limited partners do not participate in management of the Grove’s business, we must rely on the managing partner to adequately manage the Grove’s affairs.  The managing partner of the Grove controls the Grove and is in a position to exercise sole decision-making authority regarding the Grove’s assets, including any realization or monetization of authority over any potential receivables resulting from or growing out of the aforementioned sale to Minto and including, but not limited to, the method and timing of disposition of the assets. We do not participate in the management or control of the Grove or the conduct of its business.  We have only limited voting rights with respect to the Grove’s affairs. We must rely upon the fiduciary responsibility and judgment of the managing partner of the Grove to manage the Grove’s affairs in the best interests of the limited partners.

Our investment in the Grove is in a taxable REIT subsidiary and is subject to federal and state income tax on any taxable income from the investment.  As a limited partner in the Grove, we have minimal   influence over its management and operations.  Substantial income from the Grove, either through debt forgiveness or operations, exceeded our historical losses resulting in a tax liability in 2014.

Risks Related to Our REIT Status

The federal income tax laws governing REITs are complex.

The Company has qualified, and expects to continue to qualify, as a real estate investment trust (REIT) for federal and state income tax purposes under section 856(c)(1) of the Internal Revenue Code (the “Code”).  As long as we qualify for taxation as a REIT, we generally will not be subject to federal and state income tax.  If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax on our taxable income at regular corporate rates.  Unless entitled to relief under specific statutory provisions, we will also be disqualified for taxation as a REIT for the four taxable years following the year in which we lose our qualification.  Even if we qualify as a REIT, we may be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

Failure to make distributions could subject us to tax.

In order to maintain our qualification as a REIT, each year we must pay out to our shareholders in distributions at least 90% of our REIT taxable income, excluding net capital gain.  To the extent that we satisfy this distribution minimum, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income.  In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than the minimum amount specified under federal tax laws.  Our only source of funds to make these distributions comes from our cash and investments in mortgage backed securities, and net cash payments, if any, received from managing GSD and the payments received on the mortgage loan and liquidity facility provided to GSD.  Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay in cash out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4.0% nondeductible excise tax in a particular year. Alternatively, we could make distributions in the form of dividend notes, as was the case with the Dividend Note and the 2014 Dividend Note.

There are certain ownership limitations to maintain REIT status and we have no charter provisions to ensure compliance.

Not more than 50% of the value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).  Although our shareholder rights plan has a 20% ownership trigger, our certificate of incorporation contains no restrictions limiting the ownership and transfer of shares of our common stock and other outstanding shares of stock.  Consequently, if five or fewer individuals acquire ownership in excess of 50% in the aggregate of the value of our outstanding shares of stock, we may lose our REIT status.

Failure to qualify as a REIT would subject us to federal income tax.

If we fail to remain qualified as a REIT in any taxable year and if the relief provisions were not to apply, we will be subject to federal income tax on our taxable income.  If we fail to qualify as a REIT, we would not be required to make any distributions.  In addition, any distributions that we do make will not be deductible by us.  This would substantially reduce our earnings, our cash available to pay distributions, and the value of our common stock.

The resulting tax liability might cause us to borrow funds, liquidate some of our investments, or take other steps that could negatively affect our operating results in order to pay any such tax.  Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement and the relief provisions did not excuse our failure to qualify as a REIT, or if we voluntarily revoke our election, we generally would be disqualified from re-electing treatment as a REIT until the fifth taxable year after the year in which we failed to qualify as a REIT.

Failure to qualify as a REIT may result in increased difficulty in raising capital or obtaining financing.

If we fail to remain qualified as a REIT, we may have to reduce or eliminate any planned distributions to our shareholders in order to satisfy our income tax liabilities.  Any distributions that we do make to our shareholders would be treated as taxable dividends to the extent of our current and accumulated earnings and profits.  This may result in negative investor and market perception regarding the market value of our common stock, and the value of your shares of our common stock may be reduced.  In addition, we may face increased difficulty in raising capital or obtaining financing if we fail to qualify or remain qualified as a REIT because of the resulting tax liability and potential reduction of our market valuation.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets.  For example:

●	We will be required to pay tax on undistributed REIT taxable income.
●	We may be required to pay “alternative minimum tax” on our items of tax preference.
●

If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.

●

If we sell a property in a “prohibited transaction,” our gain from the sale would be subject to a 100% penalty tax. A “prohibited transaction” would be a sale of property, other than a foreclosure property, held primarily for sale to customers in the ordinary course of business.

Complying with REIT requirements may cause us to forgo attractive investment opportunities that could otherwise generate strong risk-adjusted returns and instead pursue less attractive opportunities, or none at all.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our stock.  Thus, compliance with the REIT requirements may limit our ability to operate solely on the basis of generating strong risk-adjusted returns on invested capital for our shareholders.

Complying with REIT requirements may force us to liquidate otherwise attractive investments, which could result in an overall loss on our investments.

To maintain qualification as a REIT, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets.  The remainder of our investment in securities (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of our assets (other than government securities, qualified real estate assets and securities of one or more taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries.  If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences.  If we fail to comply with these requirements at the end of any calendar quarter, and the failure exceeds a de minimis threshold, we may be able to preserve our REIT status if the failure was due to reasonable cause and not to willful neglect.  In this case, we will be required to dispose of the assets causing the failure within six months after the last day of the quarter in which the failure occurred, and we will be required to pay an additional tax of the greater of $50,000 or the product of the highest applicable tax rate multiplied by the net income generated on those assets.  As a result, we may be required to liquidate otherwise attractive investments.

The board of directors’ revocation of our REIT status without shareholder approval may decrease our shareholders’ total return.

Our board of directors may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.  If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

USE OF PROCEEDS

Assuming the sale of the full 2,224,020 shares in the rights offering, we estimate that the aggregate net proceeds from the offering, after deducting estimated offering expenses of approximately $510,050, will be approximately $5,606,000.

We intend to use the net proceeds from this rights offering to supplement the cash on hand to meet the following obligations in order of priority, assuming the rights offering is fully subscribed. Because there is no minimum number of shares that must be sold in the rights offering, we can provide no assurance regarding the amount of proceeds we will actually raise. If the rights offering is not fully subscribed, proceeds of the offering will be allocated in order of priority to the extent available.

Priority	Use of Proceeds	Approximate Amount
1	Supplement the funding necessary for the $5.5 million expanded liquidity facility for GSD	$1.0 million
2	Pursue GSD’s development rights for the Flowerfield property	$700,000
3	Pay for necessary capital improvements in GSD’s real estate portfolio which we manage	$1.0 million
4	Supplement Gyrodyne’s termination funding obligation under the Pension Plan of up to approximately $2.0 million	$1.5 million
5	Pay accrued interest and principal on the 2014 Dividend Note and payment-in-kind notes issued by Gyrodyne (see table below)	$1.4 million
6	Any unused balance will be allocated for general working capital

The following table sets forth the issue date, maturity date, principal amount and interest rate with respect to each of Gyrodyne’s outstanding notes to which we intend to apply proceeds from the rights offering:

Note	Issue Date	Maturity Date	Principal Amount	Interest
Subordinated Global Dividend Note	June 16, 2014	June 30, 2017	$302,813	5% per annum, payable semi-annually on June 15 and December 15 of each year, commencing December 15, 2014, and may be payable in cash or in the form of additional notes
Subordinated Global Dividend Note	December 15, 2014	June 30, 2017	$403,750	5% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2015, and may be payable in cash or in the form of additional notes
Subordinated Global Dividend Note	December 31, 2014	June 30, 2017	$682,033	5% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2015, and may be payable in cash or in the form of additional notes

This expected use of the net proceeds from this rights offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this rights offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including whether or not the Merger is consummated, the progress of our efforts to sell GSD’s properties, developments in the shareholder litigation relating to the tax liquidation and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2015 on a historical basis and as adjusted to reflect the sale of 2,224,020 shares of our common stock, assuming all subscription rights are exercised, at the subscription price of $2.75 per share and the receipt of the net proceeds from the rights offering of $5,606,000 after deducting estimated offering expenses in the amount of $510,000. The pro forma information is being presented for illustrative purposes. You should consider this table in conjunction with "Use of Proceeds" above as well as our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Historical as Reported	Rights Offering (1)	Pro Forma

Notes payable	$17,553,210	$-	$17,553,210
Total long term debt	17,553,210	-	17,553,210
Shareholders’ Equity:
Common stock, $1 par value; authorized 4,000,000 shares; 1,723,888 shares issued and 1,482,680 shares outstanding, actual	1,723,888	2,224,020	3,947,908
Additional paid-in capital	17,753,505	3,381,980	21,135,485
Accumulated other comprehensive income	(592,579)	-	(592,579)
(Deficit) retained earnings	(9,716,876)	-	(9,716,876)
	9,167,938	5,606,000	14,773,938
Less: Cost of 241,208 Shares of Common Stock Held in Treasury (2)	(1,537,697)	-	(1,537,697)
Total Gyrodyne stockholders’ equity	7,630,241	5,606,000	13,236,241
Non-controlling interest in GSD, LLC	15,103,956	-	15,103,956
Total Equity	22,734,197	5,606,000	28,340,197
Total Capitalization	$40,287,407	$5,606,000	$45,893,407

(1)

Net proceeds are based upon the 2,224,020 common shares that are being offered in the rights offering, a subscription price of $2.75 per share and after deducting anticipated offering expenses of $510,050.

(2)	Number of treasury shares will not be adjusted as the rights offering will be fulfilled with authorized but previously unissued shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” elsewhere in this report. For further information, see “Cautionary Note Regarding Forward-Looking Statements” above.

The following discussion is intended to assist you in understanding our business and results of operations together with our present financial condition and reflects summary results from continuing operations unless otherwise noted. This section should be read in conjunction with our historical consolidated financial statements and notes, as well as the selected financial data included elsewhere in this report.

As of March 31, 2015, our consolidated portfolio consisted of four developed properties (which are owned by GSD, a consolidated variable interest entity), consisting of 22 buildings with an aggregate of 261,336 rentable square feet. GSD also owns undeveloped land parcels adjacent to existing properties for which development plans are currently being formulated.

Factors Which May Influence Future Operations

Our operating focus is on transacting, developing, owning, leasing and managing GSD properties, all of which is focused on maximizing value achievable in the tax liquidation process. As of March 31, 2015, our operating portfolio was 77% leased to 99 tenants. As of December 31, 2014, our operating portfolio was 79% leased to 101 tenants. The quarterly decrease in the gross portfolio occupancy percentage was primarily the result of terminations at the Flowerfield Industrial Park, the Fairfax Medical Center and the Port Jefferson Professional Park. The Port Jefferson Professional Park continues to be challenged by local market conditions and the impact of the Healthcare Legislation.

Our leasing strategy for 2015 includes negotiating longer term leases, and focuses on leasing vacant space, negotiating early renewals for leases scheduled to expire through 2016, and identifying new tenants or existing tenants seeking additional space.

Lease Expirations

The following is a summary of lease expirations and related revenues of leases in place at March 31, 2015. This table assumes that none of the tenants exercise renewal options or early termination rights, if any, at or prior to the scheduled expirations:

Twelve Months Ending March 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Rent	% of Gross Annual Rental Revenues Represented By Such

2016	39	51,000	$923,000	21.98%
2017	25	41,000	$953,000	22.69%
2018	8	14,000	$327,000	7.79%
2019	6	16,000	$436,000	10.39%
2020	5	25,000	$487,000	11.60%
Thereafter	20	41,000	$1,073,000	25.55%

The success of our leasing strategy will be dependent upon the general economic conditions and more specifically real estate market conditions and trends in the United States and in our target markets of suburban New York, northern Virginia and the eastern portion of the United States. We cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current contractual rental rates.

We actively manage the renewal process in conjunction with third party asset management firms. Historically, this has resulted in a very low turnover rate with our tenants. However, industrial properties and medical properties in most of the regions we operate have experienced negative absorption rates meaning that additional space for rent or sale exceeds space sold or leased over the same period. The negative absorption rate is an indicator of the challenges in maintaining or growing average occupancy, rental rates and addressing the demands for tenant incentives / concessions. As a result, the Company continues to actively manage lease termination dates and often approaches tenants up to one year in advance to gauge renewal interest and negotiate related leases. Where a termination is likely, the Company begins marketing the property prior to termination to timely identify the market rent for the specific space, expected vacancy period and market demanded tenant concessions and incentives. During the three months ended March 31, 2015. , the Company provided approximately $16,600 in tenant incentives in the form of rent abatements. The Company did not provide any tenant incentives in the form of tenant improvements during the three months ended March 31, 2015.

The Company may offer tenant concessions in the form of rent abatements rather than tenant improvements to maximize its working capital position. However, tenant improvement incentives may be offered in certain cases where concessions are not effective in meeting the demands of the existing or prospective tenant.

During the three months ended March 31, 2015, the Company incurred approximately $4,000 in leasing fees and commissions in exchange for revenue commitments of approximately $205,000 related to one lease with a term of 5 years. The leasing fees reflect a renewal cost rate of 2% of the related revenue commitments. The Company often renews leases without external brokers or other third party costs which during the three months ended March 31, 2015 resulted in an additional $243,000 in lease commitments. As a result, the total lease commitments signed during three months ended March 31, 2015 was $448,000. The Company has approximately 19% of its annual leasing revenue up for renewal in 2015, which favorably compares to 28% of leases up for renewal in 2014. General economic conditions, coupled with rental markets in which we operate, will dictate how rental rates on new leases and renewals will compare, favorably or unfavorably, to those leases that were signed in 2014.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. On an ongoing basis, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they address the most material parts of our financial statements and require complex judgment in their application or require estimates about matters that are inherently uncertain.

Variable Interest Entities

The Company believes that GSD is a Variable Interest Entity (“VIE”).  The financial statements of a VIE should be consolidated with another company if the other company concludes that it is the primary beneficiary of the VIE.  In determining the primary beneficiary of a VIE, a company analyzes whether it shares in the financial risk of loss as well as the ability to participate in the financial success of the entity.  The Company has concluded that it is the primary beneficiary of GSD and therefore that GSD’s financial statements should be consolidated with those of the Company.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements (years)	5 - 39
Machinery & equipment (years)	3 - 20

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would likewise depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the allocation of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacements and betterments represent costs that extend an asset’s useful life or increase its operating efficiency.

Revenue recognition – Minimum revenues from rental property are recognized on a straight-line basis over the terms of the related leases. The excess of rents recognized over amounts contractually due, if any, are included in deferred rents receivable on the Company’s balance sheets. Certain leases also provide for tenant reimbursements of common area maintenance and other operating expenses and real estate taxes. Tenant reimbursements to the Company for expenses where the Company negotiates, manages, contracts and pays the expense on behalf of the tenant are recognized as revenue when they become estimable and collectible. Ancillary and other property related income is recognized in the period earned. The only exception to the straight line basis is for tenants at risk of default. Revenue from tenants where collectability is in question is recognized on a cash basis when the rent is received.

Allowance for doubtful accounts – Management must make estimates of the collectability of accounts receivable. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Assets and Liabilities Measured at Fair-Value – Fair Value Measurements, which defines fair-value, establishes a framework for measuring fair-value, and expands disclosures about fair-value measurements. The guidance applies to reported balances that are required or permitted to be measured at fair-value under existing accounting pronouncements; accordingly, the standard does not require any new fair-value measurements of reported balances.

The Fair Value Option for Financial Assets and Financial Liabilities, which permits companies to choose to measure certain financial instruments and other items at fair-value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. However, we have not elected to measure any additional financial instruments and other items at fair-value (other than those previously required under other GAAP rules or standards) under the provisions of this standard.

The guidance emphasizes that fair-value is a market-based measurement, not an entity-specific measurement. Therefore, a fair-value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, the guidance establishes a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. Our assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Impairment of Real Estate Investments- The Company assesses on a regular basis whether there are any indicators that the carrying value of real estate assets may be impaired. Potential indicators may include an increase in vacancy at a property, tenant reduction in utilization of a property, tenant financial instability and the potential sale of the property in the near future. An asset is determined to be impaired if the asset's carrying value is in excess of its estimated fair value. During the second quarter of 2014 and the third quarter of 2013, the Company recognized aggregate impairment charges of $200,000 and $2,100,000, respectively, on real estate assets classified in continuing operations. The Company has explored the possible disposition of some of its medical properties and determined that the expected undiscounted cash flows based upon revised estimated holding periods of the Port Jefferson Professional Park were below the current carrying value. Accordingly, the Company reduced the carrying value of this property to its estimated fair value.

Gains on sales of real estate - Gains on sales of real estate are recognized based upon the specific timing of the sale as measured against various criteria related to the terms of the transactions and any continuing involvement associated with the properties. If the sales criteria are not met, the gain is deferred and the finance, installment or cost recovery method, as appropriate, is applied until the sales criteria are met. To the extent the GSD sells a property and retains a partial ownership interest in the property, the Company recognizes gain to the extent of the third-party ownership interest.

Assets Held For Sale and Discontinued Operations- Assets and liabilities of properties that meet various held for sale criteria, including whether it is probable that a sale will occur within 12 months, are presented separately in the Consolidated Balance Sheets as “Assets held for Sale”, with assets and liabilities being separately stated. The operating results of these properties are reflected as discontinued operations in the Consolidated Statements of Operations. Properties classified as held for sale are carried at the lower of net carrying value or estimated fair value less costs to sell and depreciation and amortization are no longer recognized. Properties that do not meet the held for sale criteria are accounted for as operating properties.

For the period beginning with the end of the second quarter and ending late in the fourth quarter, the Company met the requirements to report assets held for sale and discontinued operations. However, effective at the end of the fourth quarter, the Company no longer meets the requirements to reflect assets held for sale and reclassified them to continuing operations, accordingly, effective December31, 2014. See “Assets and Liabilities held for sale and Discontinued Operations”.

Newly Issued Accounting Pronouncements

See Notes to Consolidated Financial Statements included elsewhere herein for disclosure and discussion of new accounting standards.

RESULTS OF OPERATIONS

The following is a comparison of the operating results of Gyrodyne Company of America, Inc. for the Three Months Ended March 31, 2015 and 2014, respectively.

Rental revenues are comprised solely of rental income and amounted to $1,110,481 and $1,120,645 for the three months ended March 31, 2015 and 2014, respectively, a decrease of $10,164 or 1%. The Fairfax Medical Center, Cortlandt Medical Center and the Port Jefferson Professional Park each experienced an increase in revenue of $12,341, $26,475 and $182, respectively. The aforementioned increases were offset by a reduction in revenue at the Flowerfield Industrial Park of $49,162. The revenue at Flowerfield decreased mainly due to the net impact of two tenant terminations comprising four leases mainly occurring at the end of the first and second quarters of 2014 which are as follows; Stony Brook University terminated two of the four leases effective March 31, 2014, comprising approximately 9,000 square feet and approximately $135,000 in annual revenue. We are continuing to work with the University on solutions to their real estate demands and believe that a portion of our available vacant space may meet some of their future needs. Two other leases were terminated by a technology company that relocated out of state comprising approximately 7,000 square feet and $100,000 in annual revenue. The increase in occupancy rate at the Cortlandt Medical Center was driven by two new leases entered into during 2014 as follows; a 10 year lease signed in late 2014 for approximately 3,900 square feet and total lease commitments over the term of the lease of approximately $1,116,000, or approximately $8,100 per month plus annual escalations. A 5 year lease effective March 1, 2014 comprising approximately 2,800 square feet and $55,000 in annual rent.

Tenant reimbursements represent expenses negotiated, managed and incurred directly by the Company on behalf of or for the benefit of the tenants. Tenant reimbursements were $148,270 and $179,390 for the three months ended March 31, 2015 and 2014, respectively, a decrease of $31,120 or approximately 17%. The tenant reimbursement decrease was mainly attributable to an approximate $27,000 decrease in tenant reimbursements at the Flowerfield Industrial Park due to the lower occupancy rates.

Rental expenses for the three months ended March 31, 2015 and 2014 were $718,548 and $711,602, respectively, an increase of $6,946 or 1%. The increase is mainly due to an approximate $9,000 increase in maintenance expenses partially offset by lower utility expenses.

General and administrative expenses for the three months ended March 31, 2015 and 2014 were $643,509 and $570,750, respectively, an increase of $72,759 or approximately 13%. The major contributing factor to the increase was the increase in insurance of approximately $51,000 mainly driven by an increase in the D&O insurance premiums. The remaining balance was mainly driven by an increase in pension expense of $17,000. We expect the pension expense to continue to increase as we begin recognizing pension expense that was previously in other comprehensive income or loss or additional expenses to meet the lump sum distribution or annuity elections. We may recognize between $1.4 and $2.5 million in pension expense during 2015 to complete the termination of the pension plan and the related liabilities to meet lump sum and or annuity elections of the remaining participants.

Strategic alternative expenses for the three months ended March 31, 2015 and 2014 were $199,875 and $337,742, respectively. The Company’s transaction fees are mainly comprised of fees for counsel, financial advisors and other professional consultants to pursue the proposed merger /tax plan of liquidation which is further discussed in the amended proxy prospectus filed on July 1, 2014 and the preliminary (SEC has not granted effectiveness) rights offering filed on March 6, 2015 and amended on April 10, 2015. The costs incurred during the first quarter for the rights offering of approximately $317,000 are included in prepaid assets and will be netted against additional paid in capital upon the closing of the rights offering.

Depreciation expense for the three months ended March 31, 2015 and 2014 was $250,605 and $240,893, respectively, an increase of $9,712 or 4%.

Interest income was $30,534 and $23,832 for the three months ended March 31, 2015 and 2014, respectively, an increase of $6,702. The increase is mainly attributable to additional investments made in June and July of 2014 in hybrid mortgage backed securities which provide annualized returns of approximately 2%.

Interest expense for the three months ended March 31, 2015 and 2014 was $219,165 and $134,538 respectively, an increase of $84,627. The increase in interest expense is the result of the Company’s issuance on January 31, 2014 of a Subordinated Global Dividend Note, payable in kind (“Cash or PIK”) in the amount of $16,150,000, bearing interest (PIK) at 5% payable semiannually (PIK) which was outstanding for the entire first quarter of 2015 as compared to two months during the first quarter of 2014. In addition, the company issued notes in satisfaction of the semi-annual interest payments due during 2014 and issued a dividend note of $682,033 in December 2014 in satisfaction of the dividend announced in September 2014.

Net loss before provision for income taxes was $(742,417) and $(671,658), for the three months ended March 31, 2015 and 2014, respectively. The primary factors driving the increase in loss was the increase in interest expense of $84,627 attributable to the higher outstanding notes offset by the net remaining items discussed above.

The Company is reporting provision for income taxes of $22,100 for the three months ended March 31, 2015, which is attributable to taxable income earned at its taxable REIT subsidiary, Flowerfield Properties Inc. The Company did not have a provision for income taxes for the three months ended March 31, 2014.

The Company is reporting a net loss of $(764,517) and $(671,658) for the three months ended March 31, 2015 and 2014, respectively. The primary factors driving the increase in net loss was the increase in interest expense of $84,627 attributable to the higher outstanding notes offset by the net remaining items discussed above.

The net loss from the non-controlling interest for the three months ended March 31, 2015 and 2014 was $(701,592) and $(683,730), respectively. The non-controlling interest is comprised of Gyrodyne Special Distribution LLC which represents the non-cash portion of the first special dividend in 2013.

The net (loss) income attributable to Gyrodyne Company of America for the three months ended March 31, 2015 and 2014 was $(62,925) and $12,072, respectively.

The following is a comparison of the operating results of Gyrodyne Company of America, Inc. for the years ended December 31, 2014, and 2013.

The Company reported net income attributable to Gyrodyne of $147,553 for the year ended December 31, 2014 compared to net income of $46,063,206 for the year ended December 31, 2013. Basic and diluted per share income amounted to $0.10 for 2014 compared to per share income of $31.07 for the prior year. The Company declared a special dividend of $682,033 (approximately $0.46 per share) on September 15, 2014, payable on December 31, 2014 to shareholders of record on September 26, 2014. The dividend was paid in the form of a global non-transferrable note maturing in June 2017. The dividend represents the remaining undistributed 2013 REIT taxable income. The Company met the minimum distribution requirements of REIT taxable income in 2013. The Company does not have any REIT taxable income in 2014.

Rental revenues - Rental revenues are comprised solely of rental income and amounted to $4,439,467 and $4,487,083 for 2014 and 2013, respectively, a decrease of 47,616 or 1%. The (decreases) increases from 2013 results per property amounted to $(33,329), $53,106, $118,809 and $(186,202) for Port Jefferson, Cortlandt, Fairfax and Flowerfield, respectively. The reduction in revenue at Port Jefferson and Flowerfield was mainly due to the reduction in occupancy rates that took place during 2013 at Port Jefferson and the two terminations in Flowerfield in 2014 which were partially offset by an increase in effective rate per square foot in those properties. The increases in revenue at Cortlandt and Fairfax were the result of an increase in the average occupancy rate supplemented by an approximate 5% increase in the effective rate per square foot at Cortlandt.

The comparison of rental revenues for the years ended December 31, 2014 and 2013 are as follows:

Facility Rental Revenue	December 31, 2014	December 31, 2013
Port Jefferson Professional Park	$740,235	$773,564
Cortlandt Medical Center	758,371	705,265
Fairfax Medical Center	1,366,936	1,248,127
Flowerfield Industrial Park	1,573,925	1,760,127
Total	$4,439,467	$4,487,083

Tenant reimbursements - Tenant reimbursements represent expenses negotiated, managed, and incurred directly by the Company on behalf of or for the benefit of the tenants. Tenant reimbursements were $509,221 and $542,886 for 2014 and 2013, respectively. The decrease in tenant reimbursements was mainly due to the tenant reimbursements associated with the lease terminations at Flowerfield offset by the increase in tenant reimbursements at Fairfax and Cortlandt. The Fairfax tenant reimbursements were attributable to higher operating costs that can be passed through and more leases that are incurring costs in excess of their base years as compared to 2013. The Cortlandt tenant reimbursements increased due to a higher average occupancy rate as compared to 2013.

The comparison of tenant reimbursements for the years ended December 31, 2014 and 2013 are as follows:

Facility Tenant Reimbursements Rental Revenue	December 31, 2014	December 31, 2013
Port Jefferson Professional Park	$117,940	$122,111
Cortlandt Medical Center	78,746	73,591
Fairfax Medical Center	122,437	112,812
Flowerfield Industrial Park	190,098	234,372
Total	$509,221	$542,886

Total expenses excluding interest and income tax benefit - Expenses, excluding interest and income taxes, amounted to $7,980,361 for 2014 and reflect a decrease of $12,779,051 from the 2013 amount of $20,759,412. The net decrease was attributable to the 2013 dividend that triggered the 2013 federal excise taxes of $3,521,320 and distributions under the Incentive Compensation Plan to each member of the Board and certain employees/former employees totaling $5,044,600 and related payroll taxes of approximately $52,000. There were no incentive compensation expenses in 2014. The remaining difference was mainly attributable to the $1,900,000 reduction in impairment charges.

Rental operation expenses - Rental expenses for the years ended December 31, 2014 and 2013 were $2,605,844 and $2,514,530, respectively, representing an increase of $91,314 or approximately 4%. The Company continues to manage the operating expenses of its real estate portfolio to offset escalating insurance and energy costs. The increase in rental expenses was primarily driven by an increase in building and property maintenance of approximately $45,000, most of which was attributable to weather related maintenance and repairs.

The rental expenses for the years ended December 31, 2014 and 2013 are as follows:

Facility Rental Expense	December 31, 2014	December 31, 2013
Port Jefferson Professional Park	$464,948	$443,913
Cortlandt Medical Center	474,901	488,836
Fairfax Medical Center	650,256	624,397
Flowerfield Industrial Park	1,015,739	957,384
Total	$2,605,844	$2,514,530

General and administrative expenses - General and administrative expenses for the years ended December 31, 2014 and 2013 were $2,552,871 and $11,554,034, representing a decrease of $9,001,163. The net decrease was mostly attributable to the 2013 federal excise tax of $3,521,320 and distributions to the Board, one former director, certain employees and former employees, of $2,471,854, $378,345, $882,805 and $1,311,596, respectively, plus related payroll taxes of approximately $52,000 under the Incentive Compensation Plan. There were no incentive compensation expenses in 2014.

Strategic alternative expenses – Strategic alternative expenses for the years ended December 31, 2014 and 2013 were $1,836,476 and $3,637,123, respectively. The Board established the Strategic Alternatives Committee, comprised of 4 of the 7 members of the Board. The committee was charged with leading the process of evaluating strategic alternatives which may have included one or more tax efficient liquidity events. Following the Committee’s recommendation of a tax efficient liquidation, the Committee was dissolved. Over 80% of the fees are related to investment banking and related legal fees to pursue and analyze such alternatives. Approximately 85% of the 2014 expenses are associated with the legal, investment banking settlement fee and financial advisory fees associated with executing on the Plan of liquidation and the related merger. The expenses do not include any costs associated with full time or part time personnel or overhead costs irrespective of the significant time being allocated to the process, as such, the Company believes such costs are fixed and are appropriately allocated to General and Administrative expenses.

Impairment charges – Impairment charges were $200,000 and $2,100,000 for the years ended December 31, 2014 and 2013, respectively. The Company has explored the possible disposition of some of its medical properties and determined that the expected undiscounted cash flows based upon revised estimated holding periods of the Port Jefferson Professional Park were below the current carrying value. Accordingly, the Company reduced the carrying value of this property to its estimated fair value for each of the respective years.

Depreciation expense - Depreciation expense increased by $15,846, amounting to $969,571 in 2014 compared to $953,725 during the prior year. The increase is a result of depreciation of fixed assets additions, including tenant improvements of approximately $927,000.

Insurance claim recoveries in excess of cost - Insurance claim recoveries in excess of cost for the year ended December 31, 2014 was $184,401. The Company had no insured costs net of recoveries for 2013. The Company incurred storm related damages during 2013 that was covered under its insurance policy and received reimbursement in excess of the basis of the building damage. The costs to replace the damaged roof and related fixtures is capitalized and depreciated over its useful life.

Interest income – Interest income was $110,311 and $236,954 in 2014 and 2013, respectively, a decrease of $126,643. The decrease is mainly attributable to lower balances in interest bearing savings accounts in 2014 as compared to 2013 resulting from the 2013 cash dividend distributions. This impact was partially offset by the purchase of mortgage backed securities during 2014 which earned approximately 2%.

Interest expense - Interest expense in 2014 and 2013 was $749,004 and $5,748, respectively, an increase of $743,256. The increase was attributable primarily to the interest expense associated with the global dividend note issued in January 2014.

The comparison of interest expense for the years ended December 31, 2014 and 2013 as follows:

Interest Expense	December 31, 2014	December 31, 2013
Port Jefferson Professional Park Center	$-	$4,874
Dividend notes	749,004	-
Other interest expense	-	874
Total	$749,004	$5,748

As a result of the changes in rental revenue, total operating expenses and other income (expense), the Company is reporting a loss before benefit for income taxes of $(3,670,366) for 2014 as compared to $(15,498,237) for 2013.

Income Taxes - The benefit for income taxes for the year ended December 31, 2014 is $565,000. The tax benefit is derived from reversing the deferred taxes related to the Grove offset by the portion of deferred taxes currently becoming payable and the income tax expense generated by the taxable income from managing GSD. The Company received a Private Letter Ruling in 2013 that enabled it to distribute the condemnation gain tax free. As a result, following the declaration of the dividend in 2013, the Company reversed to the 2012 income tax provision with the exception of alternative minimum taxes. The result was the tax benefit in 2013 of $61,553,442.

The Company reported net (loss) income of $(3,105,366) and $46,055,205 for the years ended December 31, 2014 and 2013, respectively. The primary factors driving the reduction in income from 2013 to 2014 was the tax benefit in 2013 supplemented by the remaining items discussed above.

The Company reported a net loss from the non-controlling interest of $(3,252,919) and $(8,001) for the years ended December 31, 2014 and 2013, respectively. The non-controlling interest refers to GSD, the shares of which we distributed to our shareholders as the non-cash portion of the First Special Dividend in 2013.

The net income attributable to the Company for the years ended December 31, 2014 and 2013 was $147,553 and $46,063,206, respectively.

The following is a comparison, for the years ended December 31, 2013, and 2012, of the operating results of Gyrodyne Company of America, Inc.

The Company reported net income attributable to Gyrodyne of $46,063,206 for the twelve months ended December 31, 2013 compared to net income of $99,048,253 for the twelve months ended December 31, 2012. Basic and diluted per share income amounted to $31.07 for 2013 compared to per share income of $66.80 for the prior year. The Company declared a special dividend of $66.56 per share (approximately $98,685,000) on September 12, 2013, payable on December 30, 2013 to shareholders of record on November 1, 2013. The dividend was comprised of cash of 45.86 per share (approximately $68,000,000) and a noncash interest in GSD of $20.70 per share (approximately $30,685,000). The Company had REIT taxable income in 2013. As a result, the Company declared a special dividend of $10.89 per share payable in the form of interests in a global dividend note payable in kind or cash on January 31, 2014 to shareholders of record on December 31, 2013, which reflected a total distribution of $16,144,614. In the prior year, the Company had REIT taxable income. As a result, the Company declared a special dividend of $38.30 per share which was paid on December 14, 2012 to shareholders of record on December 1, 2012, which reflected a total distribution for 2012 of $56,786,652.

The Company is disclosing rental revenue, tenant reimbursements and rental expenses for 2013 and 2012 by property. However, there were no proforma adjustments as there were no acquisitions during the comparative periods.

Rental revenues - Rental revenues are comprised solely of rental income and amounted to $4,487,083 and $4,448,402 for 2013 and 2012, respectively. The (decreases) increase from 2012 results per property amounted to $(24,616), $(98,648), $21,643 and $140,302 for Port Jefferson, Cortlandt, Fairfax and Flowerfield, respectively. The reduction in revenue at Port Jefferson and Cortlandt Manor was mainly due to the reduction in occupancy rates that took place during 2012, which were partially offset by an increase in effective rate per square foot in those properties. The increase in revenue at Fairfax and Flowerfield were the result of an increase in the average occupancy rate offset by reductions in the effective rate per square foot.

The comparison of rental revenues for the years ended December 31, 2013 and 2012 are as follows:

Facility Rental Revenue	December 31, 2013	December 31, 2012
Port Jefferson Professional Park	$773,564	$798,180
Cortlandt Medical Center	705,265	803,913
Fairfax Medical Center	1,248,127	1,226,484
Flowerfield Industrial Park	1,760,127	1,619,825
Total	$4,487,083	$4,448,402

Tenant reimbursements - Tenant reimbursements represent expenses negotiated, managed, and incurred directly by the Company on behalf of or for the benefit of the tenants. Tenant reimbursements were $542,886 and $540,706 for 2013 and 2012, respectively. The tenant reimbursements increase in Port Jefferson was attributable to the successful real estate tax grievance, the benefit of which was passed on to our tenants in 2012. The increases in tenant reimbursements in Fairfax and Flowerfield were due to higher occupancy rates. Reimbursements changed by property but were attributable to changes in base years from renewals and changes in occupancy rates while the reduction in tenant reimbursements in Cortlandt Manor were due to a combination of lower average occupancy rates and a change in the base year for determining tenant reimbursements following certain lease renewals.

The comparison of tenant reimbursements for the years ended December 31, 2013 and 2012 are as follows:

Facility Tenant Reimbursements Rental Revenue	December 31, 2013	December 31, 2012
Port Jefferson Professional Park	$122,111	$100,536
Cortlandt Medical Center	73,591	136,718
Fairfax Medical Center	112,812	97,011
Flowerfield Industrial Park	234,372	206,441
Total	$542,886	$540,706

Total expenses excluding condemnation, interest and income tax expense - Expenses, excluding condemnation, interest and income taxes, amounted to $20,757,052 for 2013 and reflect an increase of $9,973,968 from the 2012 amount of $10,783,084. The net increase was attributable to the increase in strategic alternative costs and impairment charges of $2,624,080 and $2,100,000, respectively, federal excise taxes of $3,521,320 and distributions under the Incentive Compensation Plan to each member of the Board, certain employees/former employees totaling $5,044,600 and related payroll taxes of approximately $52,000, an increase of $846,600 over the 2012 amount of $4,213,000 plus related payroll taxes of approximately $37,000.

Rental operation expenses - Rental expenses for the years ended December 31, 2013 and 2012 were $2,514,530 and $2,308,036, respectively, representing an increase of $206,494 or approximately 9%. The Company continues to manage the operating expenses of its real estate portfolio to offset escalating insurance and energy costs. The increase in rental expenses was primarily driven by an increase in building and property maintenance of approximately $187,000, which was mostly offset by benefits that would have been earned under the company’s defined benefit pension plan.

The rental expenses for the years ended December 31, 2013 and 2012 are as follows:

Facility Rental Expense	December 31, 2013	December 31, 2012
Port Jefferson Professional Park	$443,913	$396,954
Cortlandt Medical Center	488,836	479,807
Fairfax Medical Center	624,397	559,540
Flowerfield Industrial Park	957,384	871,735
Total	$2,514,530	$2,308,036

General and administrative expenses - General and administrative expenses for the years ended December 31, 2013 and 2012 were $11,551,674 and $6,561,910, representing an increase of $4,989,764. The net increase was mostly attributable to the Federal excise tax of $3,521,320 and the 2013 distributions and related expenses under the Company’s Incentive Compensation Plan exceeding those made in 2012 by $846,600. The 2013 distributions to the Board, one former director, certain employees and former employees, were $2,471,854, $378,345, $882,805 and $1,311,596, respectively plus related payroll taxes of approximately $52,000. The 2012 distributions under the Incentive Compensation Plan to each member of the Board and a former Director, certain current employees and the retired but vested former CEO, Mr. Maroney of $2,380,345, $1,053,250 and $779,405, respectively, reflecting a total payout of $4,213,000 plus related payroll taxes of approximately $37,000.

Strategic alternative expenses – Strategic Alternative expenses for the years ended December 31, 2013 and 2012 were $3,637,123 and $1,013,043, respectively. The Board established the Strategic Alternatives Committee, comprised of 4 of the 7 members of the Board. The committee was charged with leading the process of evaluating strategic alternatives which may have included one or more tax efficient liquidity events. Following the Committee’s recommendation of a tax efficient liquidation, the Committee was dissolved into the Board. Over 80% of the fees are related to investment banking and related legal fees to pursue and analyze such alternatives. The expenses do not include any costs associated with full time or part time personnel or overhead costs irrespective of the significant time being allocated to the process. The Company believes such costs are fixed and are appropriately allocated to General and Administrative expenses accordingly.

Depreciation expense - Depreciation expense increased by 6% or $53,630, amounting to $953,725 in 2013 compared to $900,095 during the prior year. The increase in depreciation is mainly attributable to the Company’s capital investment to improve occupancy and effective rental rates.

Interest income – Interest income not including condemnation related interest, was $236,954 and $86,217 in 2013 and 2012, respectively, an increase of $150,737. The increase is mainly attributable to the purchase of mortgage backed securities during February and March of 2012 which earned approximately 2% during 2013 and deposits into interest bearing accounts following the expiration of the unlimited FDIC insurance on non-interest bearing accounts.

Interest expense - Interest expense in 2013 and 2012 was $5,748 and $965,506, respectively, a decrease of $959,758. The decrease was attributable primarily to the prepayment in full and related assumption of all of the Company’s outstanding mortgages. Late in the fourth quarter of 2012, the Company prepaid in full the mortgage loans secured by the Fairfax Medical Center, Cortlandt Medical Center and the Flowerfield Industrial Park, respectively and in early January 2013 the Company prepaid in full the outstanding mortgage on the Port Jefferson Professional Park.

The comparison of interest expense for the years ended December 31, 2013 and 2012 as follows:

Facility Interest Expense	December 31, 2013	December 31, 2012
Fairfax Medical Center	$0	$424,936
Cortlandt Medical Center	0	100,598
Port Jefferson Professional Park Center	4,874	260,447
Flowerfield Industrial Park	0	176,772
Other interest expense	874	2,753
Total	$5,748	$965,506

As a result of the changes in rental revenue, total operating expenses and other income (expense), the Company is reporting a loss before Condemnation Proceeds and Provision (benefit) for income taxes of $(15,495,877) for 2013 as compared to a loss of $(6,673,265) for 2012.

(Expense) income on Condemnation - Condemnation (expense) income for the years ended December 31, 2013 and 2012 were $(2,360) and $100,028,802, respectively. The Company successfully concluded its condemnation case during 2012 resulting in an additional $98,685,000 for just compensation for the Property and reimbursement of condemnation costs of $1,474,941. The Company also incurred condemnation costs in 2012 of $131,139 to conclude pursuing its rights under this litigation.

Interest income on condemnation proceeds of $67,341,716 resulted from the Company’s successful conclusion of its condemnation case for just compensation. The interest income was received in 2012.

Income Taxes - The provision for income taxes for the year ended December 31, 2012 was $61,649,000. The Company received a Private Letter Ruling in 2013 that enabled it to distribute the condemnation gain tax free. As a result, following the declaration of the dividend in 2013, the Company reversed to the 2012 income tax provision with the exception of alternative minimum taxes. The result was the tax benefit in 2013 of $61,553,442.

The Company reported net income of $46,055,205 and $99,048,253 for the years ended December 31, 2013 and 2012, respectively. The primary factors driving the reduction in income from 2012 to 2013 was the condemnation income net of the tax expense in 2012 was significantly greater than the income tax benefit recognized in 2013 supplemented by the remaining items discussed above.

The net loss from the non-controlling interest for the year ended December 31, 2013 was $(8,001). The Company did not have a non-controlling interest for the year ended December 31, 2012. The non-controlling interest refers to GSD, the shares of which we distributed to our shareholders as the non-cash portion of the First Special Dividend in 2013.

The net income attributable to the Company for the year ended December 31, 2013 and 2012 was $46,063,206 and $99,048,253, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Variable Interest Entities

On December 30, 2013, the Company distributed to its shareholders, the outstanding shares in GSD, a subsidiary of Gyrodyne into which all of Gyrodyne’s real estate assets were previously contributed as part of an internal restructuring, with the Company retaining a management interest. Pursuant to the limited liability company agreement of GSD, the Company has unilateral control over the management of GSD including the ability to sell GSD or its assets, sign leases, make capital improvements and pursue the rezoning effort on the Flowerfield Industrial Park and its undeveloped land. In addition, the Company is providing GSD with a financing facility of up to $5.5 million. GSD does not have any working capital or management to support its operations, and therefore relies 100% on the services and working capital of the Company to manage and finance the operations of GSD.

In general, a reporting company must include in its consolidated financial statements the financial position and results of any entity in which the reporting company has a controlling financial interest. The Company has no equity ownership in GSD, but through its management interest it has the unilateral authority over GSD’s real estate assets, including negotiating leases, making decisions regarding capital improvements, financing, acquisitions and dispositions, the rezoning strategy on undeveloped property, negotiating management agreements, changing governance documents and timing of dissolution or liquidation. Based on the foregoing, and in accordance with ASC Topic 810-10, paragraph 15-14, the Company believes that it controls GSD. GSD is therefore a variable interest entity.

The Company has consolidated GSD’s financial statements with the Company’s because the Company is considered to be the primary beneficiary of GSD. The Company does not have any other variable interest entities. The consolidated variable interest entity assets and liabilities at March 31, 2015 and December 31, 2014 were $33,629,465 and $18,525,509 and $33,763,279 and $17,957,731, respectively. The Company monitors the credit quality of the mortgage obligations of GSD which are securitized by the underlying related medical property each of which resides in a single asset LLC. The discussion of the liquidity and capital resources is on a consolidated basis including the variable interest entity, GSD.

The below unaudited consolidating March 31, 2015 Balance Sheet and Statement of Operations reflects the operations of Gyrodyne Company of America, Inc. and GSD.

	Gyrodyne Company of America, Inc. and Subsidiaries	GSD, LLC	Total	Eliminations	Consolidated
ASSETS
REAL ESTATE
Rental Property:
Land	$-	$4,569,693	$4,569,693	$-	$4,569,693
Building and improvements	-	33,509,186	33,509,186	-	33,509,186
Machinery and equipment	-	344,733	344,733	-	344,733
	-	38,423,612	38,423,612	-	38,423,612
Less accumulated depreciation	-	8,455,022	8,455,022	-	8,455,022
		29,968,590	29,968,590	-	29,968,590
Land held for development:
Land	-	558,466	558,466	-	558,466
Land development costs	-	1,991,095	1,991,095	-	1,991,095
	-	2,549,561	2,549,561	-	2,549,561
Total real estate, net	-	32,518,151	32,518,151	-	32,518,151
Cash and cash equivalents	3,375,662	-	3,375,662	-	3,375,662
Investment in marketable securities	5,778,686	-	5,778,686	-	5,778,686
Rent receivable, net of allowance for doubtful accounts of approximately $86,000	-	64,053	64,053	-	64,053
Deferred rent receivable	-	375,485	375,485	-	375,485
GSD line of credit	4,952,914	-	4,952,914	(4,952,914)	-
Prepaid expenses and other assets	613,812	671,776	1,185,588	-	1,185,588
Mortgage receivable	12,645,754	-	12,645,754	(12,645,754)	-
Total Assets	$27,266,828	$33,629,465	$60,896,293	$(17,598,668)	$43,297,625

LIABILITIES AND EQUITY

LIABILITIES:
Accounts payable	$426,841	$177,234	$604,075	$-	$604,075
Accrued liabilities	510,428	32,378	542,806	-	542,806
Deferred rent liability	-	257,968	257,968	-	257,968
Tenant security deposits payable	-	459,261	459,261	-	459,261
GSD line of credit	-	4,952,914	4,952,914	(4,952,914)	-
Mortgage payable	-	12,645,754	12,645,754	(12,645,754)	-
Income taxes payable	772,100	-	772,100	-	772,100
Pension costs	394,008	-	394,008	-	394,008
Notes payable	17,533,210	-	17,533,210	-	17,533,210
Total Liabilities	19,636,587	18,525,509	38,162,096	(17,598,668)	20,563,428

Commitments and Contingencies

EQUITY:
Common stock, $1 par value; authorized 4,000,000 shares; 1,723,888 shares issued; 1,482,680 shares outstanding	1,723,888	-	1,723,888	-	1,723,888
Additional paid-in-capital	17,753,505	-	17,753,505	-	17,753,505
Accumulated other comprehensive income	(592,579)	-	(592,579)	-	(592,579)
Deficit	(9,716,876)	(3,962,512)	(13,679,388)	3,962,512	(9,716,876)
	9,167,938	(3,962,512)	5,205,426	3,962,512	9,167,938
Less cost of shares of common stock held in treasury; 241,208	(1,537,697)	-	(1,537,697)	-	(1,537,697)
Total Gyrodyne Stockholders’ Equity	7,630,241	(3,962,512)	3,667,729	3,962,512	7,630,241
Non-controlling interest in GSD, LLC	-	19,066,468	19,066,468	(3,962,512)	15,103,956
Total Equity	7,630,241	15,103,956	22,734,197	-	22,734,197
Total Liabilities and Equity	$27,266,828	$33,629,465	$60,896,293	$(17,598,668)	$43,297,625

Consolidated Statement of Operations – Three Months Ended March 31. 2015 (unaudited)

	Gyrodyne Company of America, Inc. and Subsidiaries	GSD, LLC	Total	Eliminations	Consolidated
Revenues
Rental income	$-	$1,110,481	$1,110,481	$-	$1,110,481
Rental income – tenant reimbursements	-	148,270	148,270	-	148,270
Other income	1,491,734	-	1,491,734	(1,491,734)	-
Total	1,491,734	1,258,751	2,750,485	(1,491,734)	1,258,751

Expenses
Reimbursable expenses	718,548	-	718,548	(718,548)	-
Rental expenses	-	742,863	742,863	(24,315)	718,548
General and administrative expenses	643,509	564,537	1,208,046	(564,537)	643,509
Strategic alternative expenses	199,875	184,334	384,209	(184,334)	199,875
Impairment charges	-	-	-	-	-
Depreciation	-	250,605	250,605	-	250,605
Total	1,561,932	1,742,339	3,304,271	(1,491,734)	1,812,537

Other income (expense)
Interest income	248,538	-	248,538	(218,004)	30,534
Interest expense	(219,165)	(218,004)	(437,169)	218,004	(219,165)
Total	29,373	(218,004)	(188,631)	-	(188,631)
Net loss before provision for income taxes	(40,825)	(701,592)	(742,417)	-	(742,417)
Provision for income taxes	22,100	-	22,100	-	22,100
Net loss	$(62,925)	$(701,592)	$(764,517)	-	$(764,517)

The following summary discussion of our cash flows is based on the consolidated statements of cash flows as reported in Form 10-Q for the Three Months Ended March 31, 2015 and is not meant to be an all-inclusive discussion of the changes in our cash flows for the three Month periods ending March 31, presented below:

	2015	2014
Net cash used in operating activities	$(731,383)	$(4,399,391)
Net cash provided by (used in) investing activities	78,708	(167,865)
Ending cash and cash equivalents balance	$3,375,662	$8,481,571

Cash Flows

As we pursue strategic alternatives, we believe that a main focus of management is to effectively manage our balance sheet through cash flow management of our tenant leases, maintaining or improving occupancy, and pursuing and recycling capital.

We generally finance our operations and acquisitions through cash on hand. The Company filed definitive proxy materials with the SEC on July 1, 2014, which included a plan of liquidation via a downstream merger into Gyrodyne, LLC (a newly formed wholly-owned subsidiary) which will be owned post-merger by the former shareholders of the Company, shareholders of GSD and interest holders of dividend notes. If the shareholders approve the proposed merger, the Company will be reporting under the Liquidation Basis of Accounting and expects to complete the sale of its assets and related distributions to shareholders by December 31, 2016.

As of March 31, 2015, the Company had cash and cash equivalents totaling approximately $3.3 million and investments in U.S. guaranteed hybrid mortgage backed securities of approximately $5.8 million. The Company anticipates that the combination of its current cash balance and cash flow from continuing operations will be adequate to fund business operations and the pursuit of the merger/tax plan of liquidation over the next twelve months. The Company intends to use the net proceeds received from the rights offering to pay accrued interest on the 2014 Dividend Note and two payment-in-kind notes, to meet current funding obligations of the pension plan resulting from its termination, to provide funding to GSD under the liquidity facility established pursuant to GSD’s operating agreement, for pursuing development rights for the Flowerfield property through GSD, for necessary capital improvements in GSD’s real estate portfolio which we manage and for general working capital.

The proposed Merger requires the approval by holders of two-thirds of all outstanding shares under New York law. On June 5, 2014, Gyrodyne announced that a special meeting of Gyrodyne shareholders would be held on August 14, 2014 to authorize the Merger. Gyrodyne postponed the special meeting, first to August 27, 2014 and then to December 5, 2014, to allow additional time for shareholders to vote on the Merger. Although the shares that were voted in these previous attempts to conduct the special meeting were overwhelmingly voted in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. Accordingly, on November 4, 2014, the Company announced that the Company’s special meeting originally scheduled for August 14, 2014 and previously postponed to August 27, 2014 and then again to December 5, 2014, has been further postponed until the first half of 2015. The Company and its advisors will continue to analyze potential options in the best interests of the Company and its shareholders, which includes this rights offering and may include other enhancements designed to facilitate the ability to complete the Merger.

This prospectus is not to be considered material to solicit proxies or deemed an offer to sell the Gyrodyne, LLC equity interests (“Gyrodyne, LLC Shares”), which solicitation and offer will only be made through a definitive proxy statement/prospectus relating to the Merger and the issuance of the Gyrodyne, LLC Shares. Gyrodyne filed definitive proxy materials with the SEC on July 1, 2014 with respect to the Plan of Merger. If our board determines to try again to hold the special meeting to authorize the Plan of Merger, which is our current intention, Gyrodyne will solicit proxies through such definitive proxy statement or, if necessary, a post-effective amendment thereto.

The Company believes that the Merger, which our shareholders have voted overwhelmingly in favor of in our previous attempts to conduct the special meeting, will preserve the tax benefits from distributions under a tax plan of liquidation and simultaneously mitigate potential information reporting penalties from any failure to achieve a tax liquidation in the 2 year period ending September 2015. The Company has approximately $10.0 million comprised of cash and investments in mortgage backed securities which will be partially used to fund the strategic alternative expenses in pursuit of the merger/tax plan of liquidation. The Company estimated and reported in the proxy statement/prospectus filed on July1, 2014, under the heading “Estimated Cash Proceeds and Outlays: Indicated Distribution Range” total gross cash proceeds from the sale of its assets of approximately $45.0 million. Based on the Company’s current cash balance and the above forecast, the Company estimates distributable cash stemming from the liquidation of the Company of approximately $43.6 million, plus the net proceeds from this Rights Offering.

In addition to these ongoing requirements, the continued economic challenges for small businesses, including the lack of available credit to many of our tenant classes who are small businesses and the uncertainty facing medical tenants brought about by the 2010 Federal health care reform legislation, could adversely affect our operating results and accordingly the estimated cash proceeds from the plan of liquidation.

Net cash used in operating activities were $731,383 and $4,399,391 during the three months ended March 31, 2015 and 2014, respectively. The underlying factors that impact working capital and therefore cash flows from operations are the timing of collections of rents and related tenant reimbursements and the payment of operating and general and administrative expenses. The cash used in the current period was primarily attributable to the operating loss adjusted for non-cash related items and the costs attributable to the rights offering of $317,072. We are anticipating funding between approximately $750 thousand and $1.9 million to settle the remaining obligations of the pension plan. The funding amounts plus the unrecognized pension expense in Other Comprehensive Loss of $652,393 will be recognized as an expense during 2015. The cash used in the prior period was primarily related to the payment of $2,850,199 incentive compensation payments to the board of directors and a former director that became payable on December 30, 2013, the payment date of the cash portion of the first special dividend of $68 million. In addition, the company paid approximately $970,000 to Rothschild in full satisfaction of its obligations under the contract with the Company.

Net cash provided by (used in) investing activities was $78,708 and $(167,865) during the three months ended March 31, 2015 and 2014, respectively. Cash provided by investing activities in the current period was primarily related to the receipt of principal repayments of $212,515 on the investment made in 2012 and 2014 partially offset by capital improvements to its real estate portfolio of $104,057 supplemented by land development costs of $29,750. The cash used in investing activities in the prior period was primarily the $238,636 in capital improvements to its real estate portfolio supplemented by land development costs of $38,201, partially offset by receipt of principal repayments of $108,972 on the investment made in 2012.

There was no cash provided by or used in financing activities in the current or prior period.

Beginning in the second half of 2007, the residential mortgage and capital markets began showing signs of stress, primarily in the form of escalating default rates on sub-prime mortgages, declining residential home values and increasing inventory nationwide. This “credit crisis” spread to the broader commercial credit markets and has reduced the availability of financing and narrowed interest rate spreads. These factors, coupled with the slowing economy, reduced the volume of real estate transactions and increased capitalization rates. During 2014 and 2013, the economy improved but at a rate that was slower than past economic downturns. Despite the fact that the Company has invested in medical office buildings, an asset class that was less vulnerable to the commercial real estate downturn, if these conditions return, our portfolio may experience lower occupancy and effective rents, which would result in a corresponding decrease in net income, funds from operations, and cash flows.    The Long Island commercial real estate market continues to show distress in the transaction market. In early 2014, data in the market reflected new properties for sale continue to exceed the absorption rate for the same period. These conditions on Long Island while improving remain reflective of a market where new properties for sale continue to exceed the absorption rate for the same period. The continued economic challenges and distressed real estate forecasts are adversely affecting the credit markets for commercial real estate causing some lenders to reduce or stop issuing credit or to move toward either equity financing or a combination debt and equity often referred to as structured finance deals. Similar conditions exist in our other geographic locations. The Company has invested in medical office buildings, an asset class that has been facing challenges, partially attributable to the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 (together, the “Healthcare Legislation”). If the conditions triggered by the Healthcare Legislation continue, our portfolio may experience lower occupancy and effective rents, which would result in a corresponding decrease in net income, funds from operations and cash flows. The Company successfully increased its lease commitments to $16.5 million at December 31, 2014 compared to $15.5 million at December 31, 2013, which is mainly attributable to signing new long term leases and migrating existing tenants to long term leases. However, the Company continues to face a competitive leasing environment which may adversely impact its ability to grow its lease commitments.

BUSINESS

Gyrodyne Company of America, Inc.

Gyrodyne, a self-managed and self-administered real estate investment trust formed under the laws of the State of New York, manages a diversified portfolio of real estate properties comprising office, industrial and service-oriented properties primarily in the New York metropolitan area. Prior to the payment of the First Special Dividend described below, Gyrodyne owned a 68 acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property that is the subject of development plans and is referred to in this prospectus as “Flowerfield.” Prior to payment of the First Special Dividend described below, Gyrodyne also owned medical office buildings in Port Jefferson Station, New York, Cortlandt Manor, New York and Fairfax, Virginia. Gyrodyne is also a limited partner in the Grove, which in September 2013 sold its only asset, an undeveloped 3,700 plus acre property in Palm Beach County, Florida.

Gyrodyne’s common stock is traded on NASDAQ under the symbol GYRO. Gyrodyne’s principal executive offices are located at One Flowerfield, Suite 24, Saint James, New York 11780 and its telephone number is (631) 584-5400.

Business History: Manufacturing to REIT

Following its inception in 1946 and for the next 25 years, Gyrodyne engaged in design, testing, development, and production of coaxial helicopters primarily for the U.S. Navy. Following a sharp reduction in Gyrodyne’s helicopter manufacturing business and its elimination by 1975, Gyrodyne began converting its vacant manufacturing facilities and established its rental property operation at its principal location, Flowerfield. The Company has since concentrated its efforts on the management and development of real estate. The Company subsequently completed its conversion to a REIT, effective May 1, 2006. As a REIT that converted from a regular C corporation, Gyrodyne was subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on all or a portion of any gain recognized from a sale of assets occurring during a specified period after the date of its conversion (the “recognition period,” and such tax, the “built-in gain tax”), to the extent of the built-in gain in those assets on the date of the conversion. The recognition period is generally 10 years.

Condemnation; Acquisition of Properties

On November 2, 2005, the State University of New York at Stony Brook (the “University”) filed an acquisition map with the Suffolk County Clerk’s office and vested title in approximately 245.5 acres of property at Flowerfield pursuant to the New York Eminent Domain Procedure Law (the “EDPL”). On March 27, 2006, Gyrodyne received payment from the State of New York in the amount of $26,315,000, which Gyrodyne had previously elected under the EDPL to accept as an advance payment for such property.

On May 1, 2006, Gyrodyne filed a Notice of Claim with the Court of Claims of the State of New York seeking $158 million in damages from the State of New York resulting from the eminent domain taking by the University of the 245.5 acres of the Flowerfield property (the “Condemnation Litigation”).

Thereafter, Gyrodyne acquired ten buildings in the Port Jefferson Professional Park, Port Jefferson Station, New York in June 2007, Cortlandt Medical Center in Cortlandt Manor, New York in July 2008 (and additional properties in Cortlandt Manor in August 2008 and May 2010), and the Fairfax Medical Center, Fairfax City, Virginia in 2009 with proceeds from the $26,315,000 advance payment.

In July 2012, Gyrodyne received $167,501,657 from New York State pursuant to judgments in Gyrodyne’s favor in the Condemnation Litigation, which consisted of $98,685,000 in additional damages (the “2012 Proceeds”), $1,474,941 in costs, disbursements and expenses, and $67,341,716 in interest. As the interest portion was considered REIT taxable income for the 2012 taxable year (although not for purposes of the REIT gross income tests, pursuant to a private letter ruling received by Gyrodyne in 2011), our board of directors determined that it was in the best interests of shareholders to distribute $56,786,644 in the form of a cash dividend. On November 19, 2012, our board of directors declared a special cash dividend of $38.30 per share, which was paid on December 14, 2012. The declaration of the dividend also required a cash payment to participants of Gyrodyne’s Incentive Compensation Plan (“ICP”) in the aggregate amount of $4,213,000 to be allocated and paid to ICP participants in accordance with ICP rules. As of December 31, 2012, Gyrodyne intended to defer, for federal income tax purposes, recognition of the $98,685,000 gain on receipt of the 2012 Proceeds by investing this amount in qualifying REIT properties.

Strategic Process

Strategic Review. In December 2005, we announced our corporate strategy to position Gyrodyne so that we are best able to achieve one or more shareholder liquidity events in a reasonable period of time that would put the maximum amount of cash or marketable securities in the hands of our shareholders in a tax efficient manner. In pursuit of that strategy, we set out and accomplished the following: conversion to a REIT, diligent management of the condemnation lawsuit, active management of our real estate portfolio to improve our operating cash flow, active pursuit of the re-zoning effort of our Flowerfield property to maximize its value, efficient use of our capital to support the value of our real estate portfolio and increase of our working capital without materially increasing our debt service requirements.

In August 2012, Gyrodyne announced that it was undertaking a strategic review, which was designed to maximize shareholder value through one or more potential cash distributions and/or through a potential sale, merger or other strategic combination, consistent with Gyrodyne’s stated goal of providing one or more tax efficient liquidity events to its shareholders. In August 2012, Gyrodyne retained Rothschild Inc. (“Rothschild”), as financial advisor, and Skadden, Arps, Slate, Meagher & Flom LLP, as legal advisor, and created a committee of its board of directors composed of four directors to lead the strategic review process. Rothschild’s mandate did not include certain services in connection with the Merger and Plan of Liquidation. Commencing in October 2012, Gyrodyne solicited interest in proposals to acquire Gyrodyne from over 260 entities, and, in March 2013, an information memorandum was circulated to over 30 entities who had executed nondisclosure agreements. In the several months thereafter, members of our board of directors and management met with several bidders, permitted such bidders to conduct due diligence and indicative bids were received from a number of parties. Some of such indicative bids were for the whole Company and others contemplated the sale of a partial interest to a bidder who would assume control, but none of such bids were fully developed or contained value parameters and other terms acceptable to our board of directors and the Strategic Alternatives Committee.

On March 12, 2014, Gyrodyne and Rothschild entered into an amendment to the Rothschild engagement letter, pursuant to which the engagement of Rothschild was terminated and Gyrodyne agreed to pay Rothschild $970,967.14 in full satisfaction of any and all amounts due or alleged to be due under the engagement letter by reason of the First Special Dividend, the Second Special Dividend, any other corporate transaction publicly announced prior to March 12, 2014 or any amount that might have otherwise become due by reason of our obligation to pay Rothschild a success fee in connection with certain transactions that may be consummated during a specified period following a termination. Under the engagement letter, approximately $850,000 of the fee was recognized in 2013 as a result of the special cash dividend and the balance of approximately $120,000 was recorded as an expense in the first quarter of 2014. Gyrodyne had previously paid Rothschild a total of $629,032.26, exclusive of reimbursed expenses, pursuant to the engagement letter. Strategic alternative expenses incurred for the three months ended March 31, 2015 and years ended December 31, 2014, 2013 and 2012, were $199,875, $1,836,476, $3,637,123, and $1,013,043, respectively.

2013 Private Letter Ruling. Following a change in tax law in January 2013 reducing the recognition period applicable for the 2012 taxable year to 5 years, Gyrodyne applied for a private letter ruling, which we call the “2013 PLR” in this prospectus, from the IRS in March 2013, concluding that Gyrodyne’s receipt of the 2012 Proceeds occurred outside of the applicable recognition period for 2012, and therefore permitting Gyrodyne to distribute, by means of a dividend such as the First Special Dividend described below, the gains realized from its receipt of the 2012 Proceeds, subject to a 4% excise tax but without incurring the built-in gains tax. On September 12, 2013, Gyrodyne received the 2013 PLR, which provides a favorable ruling from the IRS.

Strategic Alternatives. In the informal session held on September 6, 2013, our board of directors considered the financial effects of a range of distribution scenarios, ranging from no distribution and reinvestment in REIT qualified assets to a full distribution of the $98.7 million using funded debt. In doing so, it considered the impact of the 4% excise tax applicable to a 2013 distribution of the 2012 Proceeds, transaction costs and payments required to be made to the Incentive Compensation Plan (“ICP”) participants as a result of a special dividend. At the September 6 meeting, Rothschild presented materials designed to facilitate a discussion with respect to the sizing of a potential cash distribution to shareholders, focusing on three alternative scenarios for distributing cash to shareholders: (i) distribute $45.0 million in cash to shareholders in 2013 and reinvest $53.7 million in replacement properties; (ii) distribute $98.7 million in a combination of cash and dividend notes in 2013; and (iii) distribute $98.7 million in a combination of cash and interests in a liquidating trust or a newly formed limited liability company into which Gyrodyne would transfer its remaining assets. The presentation also discussed the possibility of a plan of liquidation, and considerations with respect to a partial cash distribution and a full cash distribution of the entire $98.7 million.

At its September 9, 2013 meeting, our board of directors discussed that, in light of the receipt of the 2013 PLR and the timeframe necessary to achieve the benefits thereof, and given the lack of any developed acceptable third party acquisition or other control transaction with a third party with respect to Gyrodyne, that it appeared unlikely any such transaction would be developed on a basis more favorable to shareholders than the distribution permitted by the 2013 PLR. Our board of directors continued to review the issues related to a significant distribution of cash to its shareholders, including whether such distribution should be as part of a plan of liquidation.

Tax Liquidation; Adoption of Plan of Liquidation Further to Gyrodyne’s previously stated goal of providing one or more tax efficient liquidity events to our shareholders and taking into account, among other factors, Gyrodyne’s receipt of the 2013 PLR, on September 12, 2013, our board of directors concluded that it was in the best interests of Gyrodyne and its shareholders to liquidate Gyrodyne for federal income tax purposes. In adopting the Plan of Liquidation for federal income tax purposes, our board of directors also determined to pursue the actual disposition of our remaining assets in an orderly manner designed to obtain the best value reasonably available for such assets. The completion of the merger into Gyrodyne, LLC within two years following the adoption of the Plan of Liquidation would complete the Tax Liquidation even though the actual disposition of the properties within the same period had not necessarily occurred. Our board of directors believed that the prompt completion of the Tax Liquidation by means of the Merger while permitting a longer period to dispose of the remaining assets would help obtain better values by enabling the sales to take place without the potential timing constraints created by completing the Merger as promptly as practicable. In addition, the ability to extend the time of holding the properties would permit Gyrodyne to seek enhancements of the value of Flowerfield including by pursuing various development or zoning opportunities.

First Special Dividend. On September 13, 2013, our board of directors declared the First Special Dividend, in the amount of $98,685,000, or $66.56 per Gyrodyne share, of which approximately $68,000,000, or $45.86 per share, was to be paid in cash. On such date, Gyrodyne announced that the non-cash balance of the First Special Dividend ($30,685,000) would be payable in the form of cash proceeds from any further asset dispositions effected prior to payment of the dividend, dividend notes, interests in Gyrodyne, LLC or any other limited liability company to which Gyrodyne might transfer its remaining assets (or into which it might merge), or a combination of such forms at the discretion of our board of directors. Distribution of non-cash consideration was necessary because Gyrodyne did not have sufficient cash on hand to cover the full amount of the First Special Dividend.

On December 19, 2013, our board of directors determined that the non-cash portion of the First Special Dividend would be paid by distribution of all of the equity interests in GSD, a subsidiary of Gyrodyne into which Gyrodyne transferred its properties, and determined that, after consideration of a management presentation regarding the estimated fair market value of the properties to be transferred to GSD, the aggregate estimated fair value of the equity interests in GSD (the “GSD Interests”) to be distributed in the First Special Dividend was $30,685,000 (an amount determined by our board of directors to be equal to the estimated fair market value of the properties, net of all liabilities encumbering such properties, including mortgage loans of $13,840,889 as of December 31, 2013 payable to a subsidiary of Gyrodyne). Gyrodyne contributed to GSD 100% of the economic interest in all of Gyrodyne’s real estate properties: Flowerfield and the medical office buildings in Port Jefferson Station, New York, Cortlandt Manor, New York and Fairfax, Virginia. We refer to such properties as the Contributed Properties. The board determined to transfer the Contributed Properties to GSD and to make the non-cash portion of the First Special Dividend in GSD Interests in order to facilitate its ability to maximize recognition of built-in gains in the Contributed Properties while minimizing built-in gains tax at the corporate level.

The First Special Dividend was paid on December 30, 2013 to shareholders of record as of November 1, 2013. As required by NASDAQ rules governing special dividends of this magnitude, the ex-dividend date was set one business day following the payment date.

Payment of the First Special Dividend was not conditioned on the approval of the proposal to authorize the Plan of Merger. However, failure to complete the Tax Liquidation of Gyrodyne by the second anniversary of the adoption date of the Plan of Liquidation will impact the tax characteristics of the First Special Dividend to the recipients. See “Material U.S. Federal Income Tax Consequences.”

In connection with the First Special Dividend, Gyrodyne incurred costs of $3.4 million for the 4% excise tax, $1.6 million for transaction costs and approximately $5.0 million for ICP payments.

Solvency Opinion. In connection with the First Special Dividend, our board of directors requested the opinion of Valuation Research Corporation, a nationally recognized provider of solvency opinions, as to the solvency of Gyrodyne after giving effect to the First Special Dividend. On September 13, 2013, at a meeting of our board of directors, Valuation Research delivered its opinion that, immediately after the completion of the First Special Dividend, (i) the aggregate fair value and present fair saleable value of our assets exceed the sum of our total liabilities; (ii) we will be able to pay our debts as such debts mature or otherwise become absolute or due; and (iii) we do not have unreasonably small capital.

Initial Adoption of the Plan of Merger; Changes to Internal Structure. On October 9, 2013, our board determined that in order to most clearly and directly accomplish its goal of distribution of the $98.7 million as a return of capital to shareholders, and in light of relevant consideration of issues of business continuity, shareholder liquidity and timeliness of execution, Gyrodyne would pursue the Tax Liquidation by means of a merger of Gyrodyne into Gyrodyne, LLC. The board determined that accomplishing the Tax Liquidation by means of the Merger would allow continuation of Gyrodyne’s operations as Gyrodyne, LLC, thereby allowing the actual disposition of the medical office properties and steps related to the actual development or disposition of the Flowerfield property to be undertaken in an orderly manner designed to obtain the best value reasonably available for the assets. Our board also believed that the Merger was more readily understandable to our shareholders, while avoiding the potential negative inferences that could be drawn by prospective counterparties who could seek to take advantage of Gyrodyne had it been operating under a plan of dissolution. Our board also determined that, if the merger into Gyrodyne, LLC was not completed by December 31, 2013, the most likely in-kind distribution in the First Special Dividend would be of nontransferable interests in GSD. In order to achieve the full benefits of the First Special Dividend, Gyrodyne needed to make a distribution of in-kind assets with a value of at least $30,685,000 in the aggregate. In order to facilitate the First Special Dividend and the Merger pursuant to the Plan of Merger, in October 2013 Gyrodyne determined to contribute all of its interests in the Contributed Properties to a new subsidiary entity, GSD, a limited liability company, of which Gyrodyne was the sole member prior to the issuance of interests to Gyrodyne shareholders in the First Special Dividend.

Second Special Dividend . The transfer of the Contributed Properties by Gyrodyne to GSD resulted in the recognition of approximately $28.4 million of capital gain income by Gyrodyne in 2013. Giving effect to offsetting deductions, Gyrodyne determined that it would have approximately $18 million in REIT income for 2013. In order to satisfy applicable REIT distribution requirements, on December 20, 2013, Gyrodyne declared an additional dividend (the “Second Special Dividend”), payable on January 31, 2014 to Gyrodyne shareholders of record as of December 31, 2013. The Second Special Dividend was paid in the form of non-transferrable uncertificated interests in a global dividend note due June 30, 2017 (the “Dividend Note”) aggregating $16,150,000 ($10.89 per share) in principal amount. The Dividend Note bears interest at 5.0% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2014, and may be payable in cash or in the form of additional notes. On June 16, 2014, the initial semi-annual interest payment on the Dividend Note was paid in kind in the form of non-transferrable uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $302,813 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder. Payment of the Second Special Dividend was not conditioned on the approval by Gyrodyne’s shareholders of the Plan of Merger. However, failure to complete the Tax Liquidation of Gyrodyne by the second anniversary of the adoption date of the Plan of Liquidation will impact the tax characteristics of the Second Special Dividend to the recipients. See “Material U.S. Federal Income Tax Consequences.”

2013 Revisions to the Plan of Merger. On December 19, 2013, our board of directors determined that, having declared the First Special Dividend to achieve the benefits of the 2013 PLR and the Second Special Dividend to make the required distribution of 2013 REIT income, that the entire non-cash portion of the First Special Dividend would be satisfied by issuance of all of the GSD Interests and that the Second Special Dividend would be paid in the form of Dividend Notes. The board also determined to amend the Plan of Merger to provide that both Gyrodyne and GSD would merge into Gyrodyne, LLC and that in such merger the GSD Interests distributed in the First Special Dividend and the common shares of Gyrodyne would be converted into, and the Dividend Notes issued as the Second Special Dividend would be redeemed for, Gyrodyne, LLC Shares, thereby resulting in a simplified capital structure and permitting holders of GSD Interests and holders of Dividend Notes as well as Gyrodyne shareholders to receive freely transferable Gyrodyne, LLC Shares. The board also authorized the approval of the Merger by Gyrodyne in its capacity as the sole member of GSD and Gyrodyne, LLC. The Plan of Merger provides that holders of common stock of Gyrodyne will receive approximately 15.2% of the Gyrodyne, LLC Shares in the aggregate, holders of the Dividend Notes ($16,150,000 initial aggregate principal amount and accrued interest thereon) would receive approximately 29.2% of the Gyrodyne, LLC Shares in the aggregate, and holders of GSD Interests would receive approximately 55.6% of the Gyrodyne, LLC Shares in the aggregate. The board of directors determined these allocations based on the relative values it attributed to the three categories of securities that will be exchanged or redeemed for Gyrodyne, LLC Shares, namely the assumed pro forma book value of Gyrodyne of $8,450,000 (approximately $5.70 per share), the principal amount of the Dividend Note ($16,150,000 or $10.89 per share) and the fair market value of GSD Interests as determined by our board ($30,685,000 or $20.70 per share). (Our board of directors recognized that the GSD Interests and Dividend Notes were not transferrable, and the holders would not be able to readily realize value, but as the board of directors intended that such restrictions would be eliminated with the registration of interests and Dividend Notes either pursuant to the Merger or otherwise, that it was appropriate not to apply a valuation discount based on such temporary liquidity factors.)

Adjustment to Plan of Merger Allocations

The Plan of Merger originally provided for an allocation of Gyrodyne LLC Shares to be issued in the Merger of 15.2% to Gyrodyne shareholders, 29.2% to the holders of the Dividend Notes and 55.6% to the holders of common shares of GSD (collectively, the “Initial Allocations”). The Plan of Merger as revised by the December 2013 amendment provides that each of the Initial Allocations set forth therein of Gyrodyne LLC Shares to be issued in the Merger in exchange for Gyrodyne common shares, GSD Interests and interests in the Dividend Note are subject to adjustment in the discretion of the Gyrodyne board of directors. The Plan of Merger provides that any changes made to the Initial Allocations will be announced at least ten days prior to the meeting of shareholders at which shareholders of Gyrodyne will be asked to consider and vote upon the Plan of Merger.

At a board of directors meeting held on April 24, 2015, our directors determined to adjust the allocation of common shares of Gyrodyne, LLC to be issued pursuant to the Merger to account for certain developments since such allocations were originally set in December 2013. Assuming the full exercise of the subscription rights in the rights offering, the common shares of Gyrodyne, LLC to be issued in the Merger will be allocated as follows:

●	Approximately 22.6% in the aggregate to Gyrodyne shareholders;

●	Approximately 30.0% in the aggregate to holders of interests in dividend notes issued by Gyrodyne in the aggregate principal amount of $17,533,000 (the “Dividend Notes”); and

●	Approximately 47.4% in the aggregate to holders of common shares of GSD.

Gyrodyne’s board of directors determined the foregoing allocation adjustments based on the increase in the adjusted net book value of Gyrodyne shares due to the rights offering and the anticipated net proceeds to Gyrodyne of $5,606,000 from the rights offering, assuming all 2,224,020 shares are sold. In addition, the allocation reflects adjusted net book value, face value and “fair value” (based on appraised values of underlying properties owned by GSD, less liabilities) of Gyrodyne, the Dividend Notes and GSD, respectively, in each case as of December 31, 2014. This methodology is consistent with the valuation metrics used to determine the original allocations in December, 2013.

Gyrodyne announced the foregoing allocation adjustments in a press release dated April 27, 2015, a copy of which was filed on April 28, 2015 with the SEC under cover of a Current Report on Form 8-K.

As directors of Gyrodyne, our board members have fiduciary obligations to act in the best interests of Gyrodyne and our shareholders. Our directors will also be acting on behalf of Gyrodyne in its capacity as the managing member of GSD, and in such capacity has sole and absolute discretion regarding the management of the affairs of GSD, including with respect to the Merger. See “Risk Factors-- If the Merger is consummated, the allocation of Gyrodyne, LLC Shares to be issued to Gyrodyne shareholders, GSD shareholders and holders of interests in the Dividend Note is subject to adjustment in the discretion of the Gyrodyne board of directors”, and “--We no longer own our properties, and there could be conflicts between our shareholders and holders of GSD Interests”.

It is possible that the Gyrodyne board of directors may make further adjustments to the foregoing allocations prior to the shareholders meeting at which shareholders will be asked to vote on the Merger to the extent any developments materially impact the relative values of Gyrodyne, the Dividend Notes and GSD, including without limitation, any material shortfall in the number of shares actually sold in the rights offering from the maximum number of shares offered. Any such further allocation adjustments will be announced via press release, a copy of which will be filed with the SEC under cover of a Current Report on Form 8-K, issued and filed at least ten days prior to the shareholders meeting at which shareholders will be asked to vote on the Merger.

Managed Properties

On December 30, 2013, as part of the First Special Dividend we distributed to our shareholders, as the non-cash portion of the special dividend announced on September 12, 2013, all of the equity interests of GSD, which owned 100% of the interests in our four real properties, subject to related mortgage debt in favor of Flowerfield Mortgage Inc., a subsidiary of Gyrodyne, with Gyrodyne having the contractual right to manage the business and properties of GSD. Based on management provisions set forth in GSD’s limited liability company agreement which designates sole management authority in Gyrodyne, we concluded that GSD is a variable interest entity and that GSD’s financial statements should be consolidated with Gyrodyne’s. Accordingly, we may use references to "we" or "our" to refer to Gyrodyne and GSD and "Gyrodyne's properties" or "GSD's properties" (or derivations thereof) interchangeably in this prospectus. In this regard, however, it should be noted that GSD has legal title to the properties and will incur any operating or capital losses resulting from the properties, due to risks as outlined below or otherwise. However, such losses may adversely impact GSD's ability to meet debt service obligations to Gyrodyne, repayments of mortgages to Flowerfield Mortgage, Inc., or payment of management fees to Gyrodyne, or may result in capital needs at GSD that might require additional capital from Gyrodyne or external sources, and in fact has required additional working capital from Gyrodyne.

GSD has 100% ownership in two medical office parks comprising 91,581 rentable square feet, ten of fourteen buildings in another medical office park comprising 39,329 rentable square feet and a 68 acre site consisting of a 130,426 rentable square foot multitenant industrial park and undeveloped property that is the subject of development plans. The medical office properties are subject to mortgages owned indirectly by Gyrodyne. As the owner of the properties previously held by Gyrodyne, GSD has all the attributes of ownership with respect to such properties, including the right to receive rental income.

Substantially all of GSD’s properties are subject to net leases in which the tenant must reimburse GSD for a portion, or substantially all, of the costs and/or cost increases for utilities, insurance, repairs and maintenance, and real estate taxes. However, certain leases provide that GSD is responsible for certain operating expenses.

Following the distribution of all of the common membership interests of GSD to our shareholders in the First Special Dividend, Gyrodyne has been managing GSD pursuant to the terms of GSD’s limited liability company agreement (the “LLC Agreement”) which provides that Gyrodyne has sole and absolute discretion regarding the management and affairs of GSD. On December 24, 2014, FPI, the taxable REIT subsidiary, Gyrodyne and GSD entered into a management services agreement (the “Management Services Agreement”) pursuant to which FPI agreed to continue providing management services to GSD under substantially the same terms previously provided under the management provisions contained in the LLC Agreement. In our capacity as GSD’s managing member, we have unilateral authority, without seeking GSD shareholder approval, over the management of the real estate assets, including leasing and sale of GSD’s real estate holdings and the execution of any agency and brokerage agreements to facilitate such leases and sales, investing in GSD’s real estate holdings through capital improvements and proceeding strategically with seeking to maximize the value of the undeveloped Flowerfield property. Under the LLC Agreement, Gyrodyne is entitled to be paid market-rate compensation for its services as well as reimbursement for any costs and expenses incurred by and properly allocable to GSD. In connection with such management services, Gyrodyne was obligated to provide an initial liquidity facility to GSD in an amount up to $2.5 million as Gyrodyne may determine, as GSD’s managing member, from time to time. During the third quarter of 2014, our board authorized an increase in the liquidity facility to $3.5 million, and in January 2015 our board authorized a further increase to $5.5 million. The foregoing income (excluding the interest income on the debt facilities is earned by FPI for managing GSD and is not deemed to be REIT qualified income and therefore is appropriately payable to FPI, Gyrodyne’s taxable REIT subsidiary.

Flowerfield. Effective December 30, 2013, GSD owns a 68 acre site approximately 50 miles east of New York City on the north shore of Long Island, which includes industrial and office buildings and undeveloped property that is the subject of development plans and is referred to in this proxy statement/prospectus as “Flowerfield.” Flowerfield's location also places it in hydrological zone VIII, one of the most liberal with respect to effluent discharge rates. GSD currently has 130,426 square feet of rentable space located on approximately 10 acres of developed property at Flowerfield. As of March 31, 2015, there were 39 tenants, comprising 47 leases and 7 long-term tenants under month-to-month commitments. The annual base rent at Flowerfield based on the rates in effect as of March 31, 2015 is $1,504,000 which included month-to-month annualized base rent of $86,000 on 7,231 square feet. The occupancy rate is 69% as of March 31, 2015. The Flowerfield property is located in Smithtown Township. Studies including environmental, archeological, ecological and traffic have been conducted in connection with development plans -- all with no significant adverse findings. The Company believes that material costs will not be incurred in connection with compliance with environmental laws. During the three months and year ended March 31, 2015 and December 31, 2014, Gyrodyne had no material expenses related to environmental issues.

In June 2007, Gyrodyne filed an application with the Town of Smithtown, New York to develop a gated, age restricted community on the remaining Flowerfield property that includes 39 single-family homes, 60 townhouses and 210 condominiums. The residential mix and total number of residential units could change prior to or upon approval by local government agencies. Living space would range from 1,600 square feet for the smallest condominiums to 2,800 square feet for detached single-family homes. Amenities would include a clubhouse with recreation facilities, pedestrian and bicycle paths, and extensive landscaping. The application requires a change of zone of approximately 62.4 acres from "light industrial" (approx. 55.5 acres) and "residential" (approx. 6.9 acres) to "planned residential". The costs associated with the ownership and development of the property through March 31, 2015 consisted of architectural and engineering costs, legal expenses, economic analysis, soil management and real estate taxes totaling approximately $1,988,000. We cannot predict the outcome of the application and the Company has not aggressively pursued it as other options are being evaluated. Gyrodyne has an additional 5.2 acres bordering our industrial park that is currently zoned residential and is not part of the application for planned residential.

Port Jefferson. On June 27, 2007, Gyrodyne acquired ten of the fourteen buildings in the Port Jefferson Professional Park in Port Jefferson Station, New York, which as of December 30, 2013 is owned by GSD, subject to a mortgage obligation to a Gyrodyne subsidiary of approximately $4,147,000. As of March 31, 2015, the mortgage obligation is approximately $3,610,000 which is eliminated in the consolidated balance sheet. The buildings were acquired for an aggregate purchase price of $8,850,000 or $225 per square foot. The buildings, located at 1-6, 8, 9 and 11 Medical Drive and 5380 Nesconset Highway in Port Jefferson Station, are situated on 5.16 acres with 39,329 square feet of rentable space. As of March 31, 2015, there were 14 tenants, comprising 14 leases, including one long-term tenant under a month to month agreement. The annual base rent based on the rates in effect as of March 31, 2015 is $693,000 which included month–to-month annualized base rent of $21,000 on approximately 800 square feet. The occupancy rate was 66% as of March 31, 2015. Gyrodyne funded $5,551,191 of the purchase price by the assumption of the existing mortgage debt on the property and the remainder in cash after adjustments. The balance of the mortgage loan was prepaid in full in January 2013 by a subsidiary of Gyrodyne which took an assignment of the loan and mortgage. The acquisition of this property qualified for the deferral treatment under Section 1033 of the Internal Revenue Code.

Cortlandt Manor. On June 2, 2008, Gyrodyne acquired the Cortlandt Medical Center in Cortlandt Manor, New York, which as of December 30, 2013 is owned by GSD, subject to a mortgage obligation to a Gyrodyne subsidiary of approximately $3,512,000. As of March 31, 2015 the mortgage obligation is approximately $3,250,000, which is eliminated in the consolidated balance sheet. The property consists of five office buildings which are situated on 5.01 acres with 31,198 square feet of rentable space on the date of acquisition. The purchase price was $7 million or $231 per square foot. As of March 31, 2015, there were 17 tenants, comprising 14 leases, including three tenants under month-to-month agreements, renting space with an annual base rent of approximately $785,000, based on the tenant base and rates in effect as of March 31, 2015. The property was 100% occupied as of March 31, 2015. Of the $7 million purchase price for the property, Gyrodyne paid $1,750,000 in cash and received financing in the amount of $5,250,000. The balance of the mortgage loan was prepaid in full in November 2012 by a subsidiary of Gyrodyne which took an assignment of the loan and mortgage. The acquisition of this property qualified for the deferral treatment under Section 1033 of the Internal Revenue Code. Following certain capital improvements, the rentable square feet currently is 31,421 square feet.

 On August 29, 2008, Gyrodyne acquired a 1,600 square foot single-family residential dwelling located on 1.43 acres at 1987 Crompond Road, Cortlandt Manor, New York, which as of December 2013 is owned by GSD. The purchase price was $305,000. Gyrodyne was able to take advantage of a distressed sale by the seller as the property is located directly across the street from the Hudson Valley Hospital Center and adjoins the Cortlandt Medical Center. The property is zoned for medical office use by special permit and is potentially a future development site for expansion of the Cortlandt Medical Center. This property has not been mortgaged.

On May 20, 2010, Gyrodyne acquired the building located at 1989 Crompond Road, Cortlandt Manor, New York, which as of December 30, 2013 is owned by GSD. The property consists of 2,450 square feet of rentable space on 1.6 acres. The purchase price for the property was approximately $720,000. Gyrodyne financed approximately 90% of the purchase price utilizing its then revolving credit facility, which was prepaid in full in December 2012. The property was 100% occupied as of March 31, 2015 by two tenants with a total annual base rent of $35,700. This property is adjacent to the 1.43 acre property acquired by Gyrodyne in August 2008, and these two properties combined with the 5.01 acre Cortlandt Medical Center site result in Gyrodyne owning approximately eight acres across Crompond Road from the Hudson Valley Hospital Center.

Fairfax. On March 31, 2009, Gyrodyne acquired the Fairfax Medical Center in Fairfax City, Virginia, which as of December 30, 2013 is owned by GSD, subject to a mortgage obligation to a Gyrodyne subsidiary of approximately $6,181,000. As of March 31, 2015 the mortgage obligation is approximately $5,786,000, which is eliminated in the consolidated balance sheet. The property consists of two office buildings which are situated on 3.5 acres with 57,621 square feet of rentable space at date of acquisition. The purchase price was $12,891,000 or $224 per square foot. As of March 31, 2015, there were 27 tenants, comprising 28 leases, renting space with an annual base rent of $1,372,000, based on the rates in effect as of March 31, 2015. The occupancy rate as of March 31, 2015 was 87%. Of the $12,891,000 purchase price, Gyrodyne paid $4,891,000 in cash and received financing in the amount of $8,000,000. The acquisition of this property qualified for the deferral treatment under Section 1033 of the Internal Revenue Code and completed the tax-efficient reinvestment program of the $26.3 million advance payment received in connection with the condemnation of the 245.5 acres of the Flowerfield property. The balance of the mortgage loan was prepaid in full in December 2012 by a subsidiary of Gyrodyne, which took an assignment of the loan and mortgage.

Management Services Agreement

On December 24, 2014, Gyrodyne and FPI entered into the Management Services Agreement with GSD, pursuant to which we agreed to continue providing certain management services to GSD through FPI, including acquisition and disposition services, asset management services, accounting and other administrative services, property management services and shareholder services.

Pursuant to the Management Services Agreement, in consideration for these services GSD will:

●	reimburse FPI for 85% of Gyrodyne’s general and administrative expenses and pay a fee to Gyrodyne equal to 8.5% of such reimbursed amount;
●	reimburse FPI for all rental expenses, whether value added (such as contractor and consultant expenses) or non-value added (such as utilities and taxes) paid by Gyrodyne in respect of the Properties;

●	pay a fee to FPI equal to 8.5% of all value added rental expenses paid by Gyrodyne in respect of the Properties (but no fee in respect of non-value added rental expenses);
●	reimburse FPI for 100% (without mark-up) of any bonuses paid by Gyrodyne to its employees and directors and related payroll taxes on account of any sales of GSD’s properties; and
●	pay interest to Gyrodyne at the rate of 5.0% per annum on any funds advanced by Gyrodyne to GSD pursuant to the liquidity facility made available to GSD by Gyrodyne.

Gyrodyne believes the foregoing fees are fair to both Gyrodyne (including FPI) and GSD based upon a number of factors, including a management services benchmarking study commissioned by Gyrodyne and a market analysis conducted by Management to determine whether or not the fee arrangement with GSD was “market”.

Before approving the Management Services Agreement, our board of directors carefully considered and ultimately determined that the management fees payable by GSD to FPI are fair to both Gyrodyne (inclusive of FPI) and GSD. In this regard, the directors discussed the fact that the management services arrangement was originally expected to be in effect for a relatively short period of time (i.e., between January 2014 (after the distribution of the GSD Interests to our shareholders) and consummation of the Merger), and it is now understood that the Merger will not be consummated until the end of the second quarter or the third quarter of 2015, if at all. The directors considered the fairness issues from several different angles, including the fact that Gyrodyne does not receive any fees for providing GSD a line of credit, currently of up to $5.5 million. In concluding that the fee structure was fair to both Gyrodyne and GSD when viewed in its totality, the directors also took into consideration a management services benchmarking study commissioned by Gyrodyne and a market analysis conducted by Management which indicated that the fee arrangement with GSD is “market”.

Callery Judge Grove, L.P.

All references to Gyrodyne in the below paragraph refers to Flowerfield Properties, Inc., the taxable REIT subsidiary.

The Company has maintained an interest in the Grove, which originally represented a 20% limited partnership interest in the Grove. The Grove owns a 3,700+ acre citrus grove located in Palm Beach County, Florida (the “Grove Property”), which is the subject of a plan for mixed-use development. Based on four subsequent capital raises through 2009, each of which the Company chose not to participate in, the Company’s share was diluted to approximately 9.99% as of December 31, 2010, and has since been diluted to 9.32% as of December 31, 2013. During 2014, certain partners voluntarily forfeited their limited partnership interest back to the partnership, directly resulting in an increase in Gyrodyne’s partnership interest to 10.12%. On March 18, 2011, the Grove’s lender, Prudential Industrial Properties, LLC ("Prudential"), commenced a foreclosure action against the Grove by filing a complaint in the Circuit Court of Palm Beach County to foreclose upon the Grove property, alleging that the Grove has defaulted on its loan from Prudential and that the Grove is indebted to Prudential in the amount of over $37 million in principal and over $8 million in interest and fees. On September 19, 2013, the Grove was sold, the foreclosure lawsuit was dismissed and Grove’s debt to Prudential was repaid. The investment is held in a taxable REIT subsidiary of the Company with $0 value and the Company had a $1,315,000 deferred tax liability as of December 31, 2013, related to the Grove, which represents taxable losses not yet recorded pursuant to the equity method of accounting. Mainly as a result of the sale, Gyrodyne recognized a tax gain that triggered approximately $618,000 of deferred taxes becoming currently due in 2015. The remaining deferred taxes of approximately $697,000 were recognized as a tax benefit in 2014. Gyrodyne did not receive any distribution in connection with the sale. Under the agreement with the purchaser, Grove may receive certain additional payments if certain development benchmarks are achieved by the purchaser. Gyrodyne cannot predict whether these benchmarks will be achieved or as to the timing or amount of any further distributions by Grove.

Market Outlook

Real estate pricing is generally influenced by market interest rates. However, the movements are not simultaneous and pricing generally lags behind interest rate adjustments for a period of time.

Today’s economic environment remains characterized by historically low interest rates which continue to compress capitalization rates for commercial properties. Commercial property prices have nearly recovered to 2007 pre-recession values in many sectors. Analysts believe that the economy is slowly moving from recovery status toward an expansionary cycle. Demographic trends are also favorable. In the past few years the population of the United States has grown, but new real estate development during this period has been low relative to population growth.

Regulators and U.S. government bodies can have a major impact on our business. The U.S. Federal Reserve is a major participant in, and its actions significantly impact, the commercial real estate debt markets. For example, quantitative easing, a bond buying program implemented by the U.S. Federal Reserve to keep long-term interest rates low and stimulate the U.S. economy, has had the effect of reducing the difference between short-term and long-term interest rates. On October 29, 2014, however, the Federal Open Market Committee of the Federal Reserve Board announced an end to quantitative easing signaling that the Federal Reserve believes the U.S. economy is growing at a measured but sustained pace and that the need for continued stimulus has diminished. These actions and comments suggest that the Federal Reserve will eventually return to a normalized monetary policy. However, the Federal Reserve has provided no clear indication as to when it will raise interest rates. In addition, in as much as commercial lending rates could increase irrespective of whether the Federal Reserve raises rates, it is difficult to determine whether, when and at what pace commercial lending rates and available liquidity will change.  Any increase in real time rates could cause a disruption in the commercial lending market which could adversely affect the real estate industry, our real estate operations and or the value of any achievable real estate sales proceeds.

The property management industry is directly affected by the overall economy in general and the commercial real estate market in particular. Our business may be affected by the market for medical office, residential and industrial properties as well as the general financial and credit markets and other market or economic challenges experienced by the U.S. economy or real estate industry as a whole. As a result, our business could be impacted by general economic, financial and industry conditions, including (1) obtaining financing to renovate our current real estate holdings and or pursue the rezoning efforts on the undeveloped property, (2) difficulty in consummating property transactions, (3) increased challenges in re-leasing space, and (4) potential risks stemming from late rental receipts, tenant defaults, or bankruptcies.

As a result of the economic downturn that began in the second half of 2007, demand for medical office, industrial, retail space and undeveloped property declined nationwide due to bankruptcies, downsizing, layoffs and cost cutting. Real estate transactions and development opportunities remain lessened compared to the period prior to the current economic downturn and capitalization rates rose. While the economy has improved, particularly the real estate industry, the recovery has been slow and not equally experienced across the United States. As a result, the cost and availability of credit during the downturn was, and if down markets return will continue to be, adversely affected by illiquid credit markets and wider credit spreads. Economic weakness and uncertainty during the prior downturn has led many lenders and institutional investors to reduce and, in some cases, cease to provide funding to borrowers. In light of the weak recovery, the adverse impact on commercial lending may continue which could adversely affect the net proceeds from the sale of any properties we currently manage.

The aforementioned economic and industry trends may adversely impact our financial condition and results of operations because of the adverse impact they may have on the liquidity and financial condition of tenants and on the perception of investment opportunity on the part of potential real estate property purchasers. Our business may also be adversely affected by local economic conditions, as substantially all of our revenues are derived from GSD’s properties located in Westchester and Suffolk Counties in New York and Fairfax County in Virginia. GSD's current portfolio consists primarily of medical office and industrial buildings comprising approximately 260,000 rentable square feet, and lacks the diversity of larger portfolios. If negative economic conditions persist or even deteriorate, GSD's results of operations, financial condition and ability to attract debt, may be negatively impacted, and result in decreased management fees and mortgage payments to Gyrodyne, which could reduce our ability to repay the Dividend Notes or pay dividends to Gyrodyne’s shareholders.

Health Care Industry

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 (together, the “Healthcare Legislation”) were signed into law. The complexities and ramifications of the Healthcare Legislation are significant, and will be implemented in a phased approach beginning in 2010 and concluding in 2018.

The Healthcare Legislation has affected medical office real estate due to the direct impact on the tenant base. At this time, the full effects of the Healthcare Legislation and its impact on our business, our revenues and financial condition and those of GSD’s tenants are not yet known. We believe that the Healthcare Legislation is causing medical practices to review their real estate options which include maintaining status quo, increasing space to accommodate a higher volume of patients, combining practices with other professionals and being acquired by hospitals with the professionals becoming hospital employees rather than continuing independent practices of medicine. Our business is being impacted by factors including (1) difficulty transitioning doctors to longer term leases, (2) difficulty maintaining or raising rental rates, (3) increased challenges in re-leasing space and (4) difficulty transitioning tenants into larger spaces.

As of March 31, 2015, the average effective rental revenue per square foot adjusted for tenant improvements was $19.35 and is comprised of an average effective rental rate from the medical properties and industrial park of $23.75 and $13.99, respectively. As of December 31, 2014, the average effective rental revenue per square foot adjusted for tenant improvements was $19.83 and was comprised of an average effective rental rate from the medical properties and industrial park of $24.15 and $14.35, respectively. The Company defines the average effective revenue per square foot as the annual rate per square foot stated in the lease reduced by the average annual tenant improvement allowance provided for in such leases.

The above discussed risks from the Healthcare Legislation and the slow recovery from the global credit and financial crisis has adversely impacted the average rental rate and occupancy rates for the three months ended March 31, 2015 compared to the 12 months ended December 31, 2014. GSD has approximately 19% of its leases, based on rent, up for renewal during the 12 months ending December 31, 2015 which is compared with 28% up for renewal for the 12 months ending December 31, 2014. During the first three quarters of 2012, Gyrodyne incurred lease terminations and rental rate degradation. Late in the third quarter of 2012, Gyrodyne developed and implemented a new and more aggressive leasing strategy inclusive of rent abatements and incentives along with improvements to the common areas of its properties. The leasing activity in the fourth quarter of 2012 through September 30, 2013 indicate that the new leasing strategy improved building occupancy in Fairfax but Gyrodyne did not experience similar improvement from the strategy at its remaining properties. Approximately 43% of our 2012 lease terminations were due to migration of tenants from our Cortlandt Medical Center to the neighboring hospital following the completion of a major hospital renovation and expansion. The hospital is now full and we believe the long term impact of the expanded and growing hospital will be beneficial to the Cortlandt Medical Center which is the closest professional medical center in the immediate vicinity of the hospital. Although Gyrodyne has managed to increase the occupancy rate at the Cortlandt Medical Center, it has done so by lowering rent as a result of challenges in the local market. While the economy improved between 2012 and 2014, it may not be an accurate predictor of conditions in 2015. General economic conditions and a rising interest rate environment, coupled with rental markets in which we operate, will dictate how rental rates on new leases and renewals will compare, favorably or unfavorably, to those leases that were signed in 2014 and 2013. During the year ended December 31, 2014, Gyrodyne incurred brokerage commissions and related legal fees of approximately $76,000 on new leases and renewals and provided approximately $95,000 in related tenant improvements. Additionally, Gyrodyne provided approximately $200,000 of tenant concessions in the form of rent abatements. The commissions, tenant improvements and concessions resulted in $3.2 million of total lease commitments over the term of the respective leases, with a total of $5.1million in additional commitments in all. During the three months ended March 31, 2015, the company provided approximately $16,000 in tenant incentives in the form of rent abatements, did not provide any tenant improvement incentives and incurred commissions of approximately $4,000. The commissions and tenant concessions resulted in $205,000of total lease commitments over the term of the respective leases, with a total of $448,000 in additional commitments in all. The Company believes any significant long-term leases signed in 2015 may be accompanied by tenant incentives and/or rent concessions that will equal or exceed those made in 2014.

Business Strategy

On December 30, 2013, Gyrodyne distributed to its shareholders all of the equity interests of GSD, which owned 100% of the interests in our four real properties, subject to related mortgage debt in favor of Flowerfield Mortgage Inc., also a subsidiary of Gyrodyne, with Gyrodyne having the contractual right to manage the business and properties of GSD. The board has also approved the Plan of Merger, subject to the approval of shareholders of Gyrodyne holding at least two-thirds of the outstanding shares, pursuant to which Gyrodyne and GSD will be merged with and into Gyrodyne, LLC with Gyrodyne’s shareholders, holders of GSD equity interests and holders of interests in dividend and payment-in-kind note all exchanging their respective interests for Gyrodyne, LLC Shares. Under New York law, the Plan of Merger requires the approval of shareholders of Gyrodyne holding at least two-thirds of the outstanding shares.

 On June 5, 2014, Gyrodyne announced that a special meeting of Gyrodyne shareholders would be held on August 14, 2014 to authorize the Merger. Gyrodyne postponed the special meeting, first to August 27, 2014 and then to December 5, 2014, to allow additional time for shareholders to vote on the Merger. Although the shares that were voted in these previous attempts to conduct the special meeting were overwhelmingly voted in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. Accordingly, on November 4, 2014, Gyrodyne announced a further postponement of the special meeting until the first half of 2015. Given the small size of holdings of many Gyrodyne shareholders and the nature of various holders, we believe many holders may not have paid enough attention to the Merger to exercise their right to vote. The board believes, however, that shareholders who would exercise their subscription rights in the rights offering may be more interested in the current structure of Gyrodyne and thus more likely to desire completion of the Merger. If all rights in the rights offering are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, there will be 3,706,700 shares outstanding and holders of at least 2,471,134 shares will need to vote in favor of the Merger to satisfy the requirement that holders of two-thirds of the outstanding shares vote in favor of the Merger. Gyrodyne intends to conduct the special meeting to authorize the Merger as soon as reasonably possible time after the consummation of the rights offering.

This prospectus is not to be considered material to solicit proxies or deemed an offer to sell the Gyrodyne, LLC equity interests (“Gyrodyne, LLC Shares”), which solicitation and offer will only be made through a definitive proxy statement/prospectus relating to the Merger and the issuance of the Gyrodyne, LLC Shares. Gyrodyne filed definitive proxy materials with the SEC on July 1, 2014 with respect to the Plan of Merger. If our board determines to try again to hold the special meeting to authorize the Plan of Merger, which is our current intention, Gyrodyne will solicit proxies through such definitive proxy statement or, if necessary, a post-effective amendment thereto.

Although the consummation of the Merger will complete the Tax Liquidation, the board currently intends that, following the Merger, Gyrodyne, LLC will operate with a business plan to dispose of its current real property assets in an orderly manner designed to obtain the best value reasonably available for such assets. Proceeds of such dispositions will be used to settle any claims, pending or otherwise, against Gyrodyne, LLC and to make distributions to holders of Gyrodyne, LLC Shares. When all properties of Gyrodyne, LLC are disposed of, it is intended that Gyrodyne, LLC will dissolve and a final distribution will be made.

Sales of properties, either by GSD or by Gyrodyne, LLC if the Merger is consummated, could take the form of individual sales of assets, sales of groups of assets organized by business, type of asset or otherwise, a single sale of all or substantially all of the assets or some other form of sale (including the sale of GSD itself prior to the Merger). The assets may be sold to one or more purchasers in one or more transactions over a period of time. It is not anticipated that any shareholder votes will be solicited with respect to the approval of the specific terms of any particular sale of assets approved by Gyrodyne’s board, or if after the Merger by Gyrodyne, LLC’s board. The prices at which the various assets may be sold depend largely on factors beyond our control, including without limitation the condition of financial markets, the availability of financing to prospective purchasers of the assets, regulatory approvals, public market perceptions and limitations on transferability of certain assets.

We focus our business strategy on maximizing the intrinsic value per share through aligning our operating and investment strategy with our goal of executing on a tax efficient liquidity event or series of tax efficient liquidity events. This strategy involves a balance between preserving capital and improving the market value of the real estate portfolio which we currently manage for GSD. Our objectives are as follows:

●	managing the real estate portfolio currently held by GSD to improve operating cash flow while simultaneously increasing the market values of the underlying operating properties;

●	pursuing the re-zoning effort of the Flowerfield property on behalf of GSD to maximize its value;

●	Manage the sale of properties

●	focusing use of capital by Gyrodyne or GSD to that which preserves or improves the market value of GSD's real estate portfolio;

●	maximizing funds from operations (“FFO”) and company adjusted FFO (“AFFO”);

●	managing the Merger and liquidation process.

We believe pursuing these objectives help us achieve our strategic goal in the long term, strengthen our business and enhance the value of our underlying real estate portfolio in the short term.

Uncertainties as to the precise value of our non-cash assets and the ultimate amount of our liabilities make it impractical to predict the aggregate net value ultimately distributable to shareholders in a liquidation. Claims, liabilities and expenses from operations, including operating costs, salaries, income taxes, payroll and local taxes, legal, accounting and consulting fees and miscellaneous office expenses will continue to be incurred following shareholder approval of the Plan of Merger. However, certain professional fees, such as legal expenses and the fees of outside financial advisors have recently increased, as a result of our strategic review, the 2013 PLR, the rights offering, the liquidation process and the shareholder litigation. These expenses will reduce the amount of assets available for ultimate distribution to shareholders, and, while a precise estimate of those expenses cannot currently be made, management and our board believe that available cash and amounts received on the sale of assets will be adequate to provide for our obligations, liabilities, expenses and claims (including contingent liabilities) and to make cash distributions to shareholders. However, no assurances can be given that available cash and amounts received on the sale of assets will be adequate to provide for our obligations, liabilities, expenses and claims and to make cash distributions to shareholders. If such available cash and amounts received on the sale of assets are not adequate to provide for our obligations, liabilities, expenses and claims, distributions of cash and other assets to our shareholders will be reduced and could be eliminated.

Tax Status

Gyrodyne has qualified, and expects to continue to qualify in the current fiscal year, as a real estate investment trust (REIT) for federal and state income tax purposes under section 856(c)(1) of the Internal Revenue Code (the “Code”). As long as Gyrodyne qualifies for taxation as a REIT, it generally will not be subject to federal and state income tax. If Gyrodyne fails to qualify as a REIT in any taxable year, it will be subject to federal and state income tax on its taxable income at regular corporate rates. Unless entitled to relief under specific statutory provisions, Gyrodyne will also be disqualified for taxation as a REIT for the four taxable years following the year in which it loses its qualification. Even if Gyrodyne qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

On September 15, 2014, our board declared a special supplemental dividend in the amount of $682,033 or $0.46 per share of Gyrodyne common stock. The dividend was paid in the form of non-transferrable uncertificated interests in a dividend note on December 31, 2014 to all shareholders of record on September 26, 2014 (the “2014 Dividend Note”). The dividend is intended to distribute Gyrodyne’s undistributed 2013 REIT taxable income.

If the Merger is completed, Gyrodyne, LLC, the surviving company in the Merger, will not qualify as a REIT but will be structured as a limited liability company which will be treated as a partnership, which is a pass-through entity for Federal income tax purposes. Gyrodyne, LLC will generally be treated as a partnership for federal income tax purposes so long as 90 percent of its gross income is “qualifying income” under Section 7704(d) of the Internal Revenue Code. “Qualifying income” includes real property rents and gain from the sale or other disposition of real property (including property held for sale to customers as described in section 1221 (a)(1)). If Gyrodyne, LLC fails to meet this requirement it may be taxable as a corporation.

Competition

The rental properties managed by Gyrodyne (owned by subsidiaries of GSD, a consolidated variable interest entity) are located in St. James, Port Jefferson Station, and Cortlandt Manor, New York and Fairfax, Virginia. Gyrodyne competes in the leasing of medical, professional and general office space and engineering, manufacturing and warehouse space with a considerable number of other real estate companies, some of which may have greater marketing and financial resources than Gyrodyne and may generally be able to accept more risk than we can prudently manage, including risk with respect to creditworthiness of tenants. Principal factors of competition in our rental property business are: the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, financial strength of its competitors, the quality and breadth of tenant services provided and reputation as an owner and operator of quality office properties in its relevant market. Additionally, our ability to compete depends upon, among other factors, trends in the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

In seeking new opportunities and the sale of properties, Gyrodyne competes with other real estate investors, including pension funds, insurance companies, foreign investors, real estate partnerships, other public and private real estate investment trusts, private individuals and other domestic real estate companies, many of which have greater financial and other resources than Gyrodyne. Competition among industrial and medical office rental properties on Long Island, Cortlandt Manor, New York and Fairfax, Virginia is intense. Furthermore, Gyrodyne also competes in the development of industrial, medical office and residential property where the competition is equally intense, and where our competitors often are substantially larger and have significantly greater resources than Gyrodyne.

Bankruptcy

Neither Gyrodyne nor any of its subsidiaries have ever been in any bankruptcy, receivership or similar proceeding.

Internal Growth and Effective Asset Management

Tenant Relations and Lease Compliance. We strive to maintain strong contacts with our tenants in order to understand their current and future real estate rental and development needs. We directly monitor each of our rental properties to ensure they are properly maintained and meet the needs of our tenants.

Extending Lease Maturities. We seek to extend leases in advance of expirations to achieve high occupancy levels. Additionally, our renewal efforts focus on converting our leases to longer terms at each of our properties, to achieve a multitenant portfolio with a balanced rollover risk.

Financing Strategy

Debt Financing. Historically, our principal source of financing had been cash on hand, cash flow from operations and property specific debt in order to leverage specific acquisitions. In 2010, we used a revolving line of credit to finance the acquisition of property in Cortlandt Manor, New York, support capital improvements and general working capital. The economic uncertainty made it challenging to negotiate debt at acceptable terms during 2011. As a result, during 2011, Gyrodyne raised capital through a sale of additional common stock – see Equity Financing. Following our receipt of condemnation proceeds in July 2012, our principal source of financing became cash on hand and cash flow from operations. Gyrodyne believes it is currently well capitalized with adequate cash levels to operate the business.

In accordance with REIT distribution requirements, on December 20, 2013, Gyrodyne announced a dividend of $10.89 per share which was paid on January 31, 2014 to shareholders of record on December 31, 2013. The dividend was paid in the form of non-transferrable uncertificated interests in a global dividend note payable in kind or cash that matures on June 30, 2017. The annual interest rate is 5% payable semi-annually in kind or cash on June 15th and December 15th.

Dividend note. The transfer of the properties by Gyrodyne to GSD resulted in the recognition of approximately $28.4 million of capital gain income by Gyrodyne in 2013. Giving effect to offsetting deductions, we determined that Gyrodyne would have approximately $18 million in REIT income for 2013. In order to satisfy applicable REIT distribution requirements, on December 20, 2013 we declared an additional dividend, payable on January 31, 2014 to the Company’s shareholders of record as of December 31, 2013. This dividend was paid in the form of non-transferrable uncertificated interests in a global subordinated dividend note due June 30, 2017 (the “Dividend Note”) aggregating $16,150,000 ($10.89 per share) in principal amount. The Dividend Note bears interest at 5.0% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2014, and may be payable in cash or in the form of additional notes.

On June 16, 2014, the initial semi-annual interest payment on the Dividend Note was paid in kind in the form of non-transferrable uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $302,813 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder.

On December 15, 2014, the second semi-annual interest payment on the original Dividend Note was paid in kind in the form of non-transferrable uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $403,750 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder. The initial interest due of $7,570 on the note issued on June 16, 2014 was paid in cash on December 15, 2014.

On September 15, 2014, our board declared a special supplemental dividend in the amount of $682,033 or $0.46 per share of Gyrodyne common stock. The dividend was paid in the form of non-transferrable uncertificated interests in a dividend note on December 31, 2014 to all shareholders of record as of September 26, 2014. The dividend is intended to prevent the imposition of federal corporate income tax on Gyrodyne’s undistributed 2013 REIT taxable income.

Equity Financing. During 2011, Gyrodyne filed a registration statement on Form S-3 with the Securities and Exchange Commission to register a number of shares of Gyrodyne’s common stock to be offered in a rights offering by Gyrodyne to its shareholders with maximum gross proceeds of $9,210,000, or $10,210,000 if an over-allotment option was exercised. Gyrodyne received subscriptions for approximately 294,685 shares, greatly exceeding the maximum shares offered of 173,305. Gyrodyne elected to exercise its overallotment option to issue an additional 19,336 shares, the maximum to be issued in the over-allotment option as disclosed in the registration statement, and thus covered approximately 16% of the shares subscribed for pursuant to over-subscription exercises. Shareholders were allocated 100% of their basic subscriptions. The rights offering resulted in 192,641 common shares issued, and net proceeds (after expenses) raised of $9,961,476. The proceeds were used for potential additional expenses in the condemnation litigation, pursuing development rights for the Flowerfield property, necessary capital improvements in our real estate portfolio and general working capital.

Environmental Matters

In connection with the conduct of our business, we may order a Phase 1 environmental report and, when necessary, a Phase 2 environmental report. Based on a review of such reports, and our ongoing review of each of our properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of the properties which we believe would be reasonably likely to have a material adverse effect on our financial condition and/or results of operations. There can be no assurance that (i) changes in law, (ii) the conduct of tenants, (iii) activities related to properties in the surrounding area, (iv) contamination through the water table due to the low elevation and immediate proximity of the industrial park to the Long Island Sound or (v) the discovery of environmental conditions the extent or severity of which were unknown, will not expose us to material liability in the future. We have not conducted a comprehensive environmental review of all of the Contributed Properties or of our operations. No assurance can be given that we have identified all of the potential environmental liabilities at the Contributed Properties or that such liabilities will not have a material adverse effect on our financial condition.

Gyrodyne believes that each of the Contributed Properties is in compliance, in all material respects, with federal, state and local regulations regarding hazardous waste and other environmental matters and is not aware of any environmental contamination at any of the Contributed Properties that would require any material capital expenditure by GSD for the remediation thereof. No assurance can be given, however, that environmental regulations will not in the future have a materially adverse effect on the Contributed Properties.

Insurance

Gyrodyne and GSD carry comprehensive liability, property, terrorism and umbrella insurance coverage which includes fire, flood, earthquakes and business interruption insurance and covers all of the Contributed Properties. We also maintain directors’ and officers’ liability insurance. Gyrodyne annually reviews its policies with regard to both risk management and the underlying premiums and believes the policy specifications, insurance limits and deductibles are appropriate given the relative risk of loss, the cost of the coverage and industry practice, and, in the opinion of our management, all of the Contributed Properties are adequately insured.

Major Tenants

The three largest tenants by revenue as of March 31, 2015 and December 31, 2014 consist of a state agency located in the industrial park, another tenant in the industrial park and a tenant in one of our medical parks.

For the three months ended March 31, 2015, rental income from the three largest tenants represented approximately 8%, 6% and 5% of total rental income.

For the year ended December 31, 2014, rental income from the three largest tenants represented approximately 8%, 5% and 5% of total rental income. The reduction in rental income from our largest tenant from 11% in 2013 to 8% in 2014 was the result of two lease terminations by a state agency comprising approximately 8,700 square feet.

For the year ended December 31, 2013, rental income from the three largest tenants represented approximately 11%, 5% and 5% of total rental income. For the year ended December 31, 2012, rental income from the three largest tenants represented approximately 11%, 5% and 5% of total rental income.

The current economic challenges facing state and local budgets has impacted 2 of the 3 largest tenants. One of these tenants had multiple leases, two of which did not renew during 2014. However, there can be no assurance that the remaining leases will renew for the same square footage, at favorable rates, if at all.

Transaction summary for the three months ended March 31, 2015

First Quarter 2015 Transaction Summary

The following summarizes our significant transactions and other activity during the three months ended March 31, 2015.

Under the Management Services Arrangement, the Company received reimbursement of costs and management fees in the first quarter ended March 31, 2015 of $1,408,752 and $82,982, respectively, and earned interest income on its debt facilities to GSD of $218,004.

Investments

During the three months ended March 31, 2015, the Company continued to hold investments in hybrid mortgage backed securities with AA and AAA rating fully guaranteed by US government agencies (the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation). The Company received principal payments during the three months ended March 31, 2015 of $212,515 from these investments. The portfolio is currently generating a yield of approximately 2%.

Leasing

During the three months ended March 31, 2015, the Company executed eleven lease renewals encompassing approximately 11,000 square feet, and approximately $189,000 in annual revenue. Furthermore, two tenants expanded their square-footage commitment comprising an additional 1,370 square feet and $14,000 in annual revenue. In addition, the Company entered into one new lease encompassing approximately 1,000 square feet and $4,000 in annual revenue. The Company realized a decrease in net deferred revenue of $122,660 between December 31, 2014 and March 31, 2015.

The new leases and lease extensions signed during the quarter ended March 31, 2015 did not include tenant allowances, but did include rent abatements of approximately $17,000. The Company incurred approximately $4,000 in lease commissions during the first quarter ended March 31, 2015, affiliated with total commitment revenue over the term of the respective leases of approximately $205,000.

Lease terminations/defaults

There were five terminations during the three month period ended March 31, 2015, comprising approximately 7,000 square feet and approximately $186,000 in annual revenue.

The continued economic volatility for small businesses and medical practices has impacted property management firms, including the Company’s ability to renew leases at comparable rates if at all, without providing either rent abatements or comparable other lease incentives. Rental revenues were $1,110,481 and $1,100,702 for the three months ended March 31, 2015, and December 31, 2014, respectively, a quarter over quarter increase of $9,779. Although the Company successfully avoided significant portfolio wide rental revenue degradation, the company sees continuing challenges to maintain both rental rates and occupancy during the slow economic recovery. The below table reflects the Company’s rental revenue at its industrial park vs. the combined rental revenue of its medical parks and the related occupancy rate and effective rental rate of each.

	Three Months Ended March 31, 2015	Three Months Ended December 31, 2014
Industrial Park Rental Revenue	$379,119	$381,719
Combined Medical Park Rental Revenue	$731,362	$718,983

Occupancy Rate Industrial Park	69%	70%
Occupancy Rate Combined Medical Parks	84%	88%
Total Occupancy Rate	77%	79%
Average Effective Rental Rate Per Square Foot – Industrial Park	$13.99	$14.35
Effective Rental Rate Per Square Foot- Medical Parks	$23.75	$24.15
Average Total Effective Rental rate per square foot	$19.35	$19.83

Our leasing activity has resulted in total lease commitments as of March 31, 2015 and December 31, 2014 of $15,879,004 and $16,560,185, respectively. There was one new lease and eleven renewals during the quarter along with two expansions, with the resulting annual revenue commitment partially offset by five terminations during the quarter. During the first quarter the Company did not provide any material tenant incentives beyond approximately $17,000 of rent abatements to attract new tenants. However, the economy continues to be challenging and, to compete effectively with other local landlords, the Company may offer aggressive tenant improvements in exchange for signing medium and long term lease commitments.

Transaction summary for the year ended December 31, 2014

The following summarizes our significant transactions and other activity during the year ended December 31, 2014.

For a discussion of the Management Services Arrangement see 2014 financial statements - Footnote #4, Principles of Consolidation, of the third quarter 2014 10-Q.

Under the aforementioned agreement, the Company received reimbursement of costs and management fees of $6,131,690 and $386,660, respectively, and earned interest income on its debt facilities to GSD of $766,175.

Investments

During the year ended December 31, 2014, Gyrodyne invested approximately $3.1 million in additional hybrid mortgage backed securities with AA and AAA rating fully guaranteed by US government agencies (the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation). Gyrodyne received principal payments during the year ended December 31, 2014 of approximately $654,000 from its investments in conforming agency fixed rate mortgage pass through securities with either AA or AAA ratings fully guaranteed by US government agencies (the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation). The portfolio is currently generating a yield of approximately 2%.

Debt Financing

On December 30, 2013, the Company distributed 100% of the interests in GSD to its shareholders to satisfy the non-cash portion of the dividend declared on September 13, 2013 and paid on December 30, 2013. Gyrodyne contributed 100% of its real estate to GSD prior to the distribution, with the medical properties subject to mortgage obligations payable to FMI of $13,840,889. The Company retained management control that gave it unilateral control over GSD, including enjoying some of the financial rewards as well as some of the exposure to future losses of GSD. The Company has determined that GSD is a variable interest entity, of which Gyrodyne is the primary beneficiary, and therefore GSD has been consolidated in our financial statements. The terms of the mortgage debt match the terms of the mortgage debt acquired in December 2012 and January 2013 from the original lenders as these mortgages were assumed internally for legal purposes and continued to be registered and valid for all of 2014 with the intercompany balances eliminated. GSD’s net assets are excluded from stockholders equity attributable to the Company’s shareholders. In addition, GSD’s net losses are excluded from the net losses attributable to the Company. GSD will generally be treated as a partnership for federal income tax purposes so long as 90 percent of its gross income is “qualifying income” under Section 7704(d) of the Internal Revenue Code. “Qualifying income” includes real property rents and gain from the sale or other disposition of real property (including property held for sale to customers as described in section 1221 (a)(1)). If GSD fails to meet this requirement it may be taxable as a corporation.

PROPERTY RELATED MORTGAGE AND REVOLVING DEBT OUTSTANDING	MORTGAGE BALANCE PAYABLE TO FMI*@12/31/13	MORTGAGE BALANCE PAYABLE TO FMI* @12/31/14
Cortlandt Medical Center	$3,512,079	$3,302,079
Fairfax Medical Center	6,181,431	5,867,118
Port Jefferson Professional Park	4,147,379	3,720,266
Total	$13,840,889	$12,889,463
Revolving debt	262,741	4,280,943
Total	$14,103,630	$17,170,406

*On consolidated financial statements, GSD’s obligation to FMI is eliminated.

Dividend Note

The transfer of the properties by Gyrodyne to GSD resulted in the recognition of approximately $28.4 million of capital gain income by Gyrodyne in 2013. Giving effect to offsetting deductions, we determined that Gyrodyne would have approximately $18 million in REIT income for 2013. In order to satisfy applicable REIT distribution requirements, on December 20, 2013 we declared an additional dividend, payable on January 31, 2014 to the Company’s shareholders of record as of December 31, 2013. This dividend was paid in the form of non-transferrable uncertificated interests in a global subordinated dividend note due June 30, 2017 aggregating $16,150,000 ($10.89 per share) in principal amount. The Dividend Note bears interest at 5.0% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2014, and may be payable in cash or in the form of additional notes.

On June 16, 2014, the initial semi-annual interest payment on the Dividend Note was paid in kind in the form of non-transferrable uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $302,813 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder.

On December 15, 2014, the second semi-annual interest payment on the original Dividend Note was paid in kind in the form of non-transferrable uncertificated interests in a global 5% subordinated note due June 30, 2017 in the principal amount of $403,750 that otherwise is identical to the Dividend Note other than as to the initial semi-annual interest payment date thereunder. The initial interest due of $7,570 on the note issued on June 16, 2014 was paid in cash on December 15, 2014.

On September 15, 2014, our board declared a special supplemental dividend in the amount of $682,033 or $0.46 per share. The dividend was paid in the form of non-transferrable uncertificated interests in a subordinated global dividend note on December 31, 2014 to all shareholders of record as of September 26, 2014. The terms of the note are identical to the original Dividend Note other than the face value of the note and the initial semi-annual interest payment date thereunder. The dividend was intended to prevent the imposition of federal corporate income tax on Gyrodyne’s undistributed 2013 REIT taxable income.

Leasing Activity

New Leases and Renewals:

During 2014, the Company signed eight new leases comprising annual base rent of $254,901, excluding tenant reimbursements, at an average rate per square foot of $22.74, which were offset by fifteen terminations comprising $497,884 in annual revenue, excluding tenant reimbursements at an average rate per square foot of $16.80. The net impact was a decrease in annual lease commitments and rented square footage of approximately $243,000 and 18,000 square feet, respectively. A total of thirty-four lease renewals were signed during 2014 comprising approximately 51,000 square feet, $981,000 in annual revenue and $3,202,000 in total commitments. Additionally, we entered into two expansions and one reduction with existing tenants resulting in a net increase of approximately 1,200 square feet, annual revenue of $7,000 and total lease commitments of $63,000.

Medical Parks – During 2014, we entered into five new leases in our medical parks encompassing approximately 9,000 square feet, $231,000 in annual rent and total lease commitments over the term of such leases of approximately $1,796,000. We also renewed fourteen leases comprising approximately 22,000 square feet, $559,000 in annual revenues and total lease commitments of approximately $2,515,000. There were no lease expansions in the medical parks during 2014.

Industrial Park – During 2014, we entered into three new leases in the Flowerfield industrial park encompassing approximately 2,000 square feet and $24,000 in annual revenue and total lease commitments of approximately $36,000. We also renewed twenty leases comprising approximately 29,000 square feet, $422,000 in annual revenue and total lease commitments of approximately $687,000. There were two expansions signed comprising approximately 3,400 square feet, $34,000 in annual revenue and $63,000 in total lease commitments. Offsetting the expansions was one reduction comprising approximately 2,200 square feet and $27,000 in annual revenue.

Lease Terminations/Defaults - We aggressively negotiate renewals to ensure we maximize the revenue stream and market value of our properties. There were five lease terminations in our medical parks comprising approximately 6,000 square feet and $167,000 in annual revenues. Additionally, our industrial park experienced ten lease terminations comprising approximately 23,700 square feet and $331,000 of annual revenue.

The medical parks do not have any tenants in default. There were three defaults in the industrial park which resulted in evictions comprising approximately 7,000 square feet and a reduction of $88,000 in annual revenue. As a result of the defaults, the Company incurred bad debt expense of approximately $27,000. The Company received judgments in the defaults totaling approximately $60,000 for past rent and legal fees which the Company will not recognize until paid.

Retention Bonus Plan

Pursuant to the terms of the Management Services Arrangement, the bonus payments made by the Company will be reimbursed by GSD (See “Management Services Arrangements”). There were no bonus payments made under this plan during the year ended December 31, 2014.

In September 2013, our board of directors determined that it is in the best interests of the Company and its shareholders to pursue the actual disposition of the Company’s remaining assets and to complete the Company’s tax liquidation by means of the proposed merger of the Company and GSD with and into Gyrodyne, LLC, if approved and consummated. Following the proposed merger, Gyrodyne, LLC would operate with a business plan to dispose of the properties previously transferred from the Company to GSD (the “Contributed Properties”), and any other assets, in each case in an orderly manner designed to obtain the best value reasonably available for such assets. Accordingly, in May 2014, our board of directors authorized a Retention Bonus Plan designed to recognize the nature and scope of the responsibilities related to such business plan, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. The Retention Bonus Plan provides for bonuses to directors and discretionary bonuses to officers and employees determined by the gross sales proceeds from the sale of each property and the date of sale.

The Retention Bonus Plan consists of a bonus pool funded with an amount equal to 5% of the specified appraised value of each of the Contributed Properties (set forth in the Plan), so long as the gross selling price of a property is equal to or greater than 100% of its appraised value (based on appraisals utilized to support the value of the real estate included in the non-cash dividend distributed on December 30, 2013). Additional funding of the bonus pool will occur on a property-by-property basis when the gross sales price of a property is in excess of its appraised value as follows: 10% on the first 10% of appreciation, 15% on the next 10% of appreciation and 20% on appreciation greater than 20%. Furthermore, if a specified property is sold on or before a designated date specified in the Retention Bonus Plan, an additional amount equal to 2% of the gross selling price of such property also is funded into the bonus pool.

The bonus pool is distributable in the following proportions to the named participants in the bonus plan for so long as they are directors or employees of the Company, GSD or Gyrodyne, LLC: 15% for the Chairman, 50% for the directors other than the Chairman (10% for each of the other five directors) and 35% (the “Employee Pool”) for the Company’s executives and employees. Such share of the bonus pool is earned only upon the completion of the sale of a property at a gross selling price equal to or greater than its appraised value and is paid to the named beneficiaries of the Retention Bonus Plan or their designees within 60 days of the completion of such sale or, if later, within 60 days of receipt of any subsequent post-completion installment payment related to such sale. All allocations to individual beneficiaries of the Employee Pool shall be determined by the board of directors of the Company or its successor in consultation with its President.

Proxy/Prospectus – Merger with GSD

The Company received comments from the SEC on November 18, 2013. Consequently, the Company proceeded with holding its 2012 annual meeting on December 27, 2013, without seeking authorization for the merger transaction at that time because of NASDAQ rules requiring listed companies to hold an annual meeting not later than twelve months following the fiscal year end. On May 8, 2014, the Company responded to such comments and filed a revised preliminary proxy statement (amendment No. 1) with the SEC. The Company received comments from the SEC on May 29, 2014 and responded to such comments and filed a revised proxy statement (Amendment No. 2) with the SEC on June 17, 2014. The Company received comments from the SEC on June 24, 2014 and responded to such comments and filed a revised proxy statement (Amendment No. 3) with the SEC on June 26, 2014. The Company received comments from the SEC on June 26, 2014 and responded to such comments and filed a definitive proxy statement (Amendment No. 4) with the SEC on July 1, 2014. On September 25, 2014, the Company announced the Annual and special meetings would be held coextensively on December 5, 2014 at Flowerfield Celebrations, Mills Pond Road, Saint James, New York 11780, at 11:00 a.m., Eastern Time. The Company was advised by its proxy solicitor, MacKenzie Partners, that with approximately 45% of the outstanding shares voted by delivery of proxy cards, approximately 97% of such shares were voted in favor of the merger.  Despite the overwhelming percentage of received votes in favor of the merger, not enough shares have been voted to reach the two-thirds majority needed under New York law.  Accordingly, on November 4, 2014, the Company announced that the Company’s special meeting originally scheduled for August 14, 2014 and previously postponed to August 27, 2014 and then again to December 5, 2014, had been further postponed until the third quarter of 2015. At the special meeting, the Company will ask the shareholders of the record date to authorize the plan of merger. The Company and its advisors continue to analyze potential options in the best interests of the Company and its shareholders, which may include enhancements designed to facilitate the ability to complete the merger transaction. See “The Rights Offering – Reasons for the Rights Offering” .

Condemnation Lawsuit

In early July 2012, the Company received $167,530,657 from the State of New York (the “State”) in payment of the Judgments in the Company’s favor in the condemnation litigation with the State. The amount received consisted of $98,685,000 in additional damages, $1,474,941 in reimbursement of costs, disbursements and expenses, and $67,370,716 in interest. Following notification from the State, the Company returned $29,000 due to an error in the original interest calculation and remittance prepared and paid by New York State.

The $167.5 million payment brought to a successful resolution the Company’s case for just compensation, commenced in 2006 for the 245.5 acres of its Flowerfield property in St. James and Stony Brook, New York (the “Property”) taken by the State. The State had paid the Company $26,315,000 for the Property at the time of the taking, which the Company elected, under New York’s eminent domain law, to treat as an advance payment while it pursued its claim for just compensation. The Court of Claims ruled in the Company’s favor in June 2010 when it awarded the Company $125,000,000, thereby requiring the State to pay an additional $98,685,000 plus statutory interest of nine percent from the date of taking on November 2, 2005 to the date of payment. That judgment, as well as a related judgment for costs, disbursements and expenses, was affirmed by the Appellate Division of the Supreme Court of the State of New York for the Second Judicial Department and the New York State Court of Appeals.

The Company recorded the income of $167,501,657 and the condemnation costs incurred in its 2012 financial statements, including the interest through date of payment.

Taxes

The Company received PLR-135927-10 (“PLR”), a Private Letter Ruling dated March 1, 2011 addressing the tax impact to REIT status of the condemnation proceeds. The PLR ruling states the condemnation claim will not be considered in determining whether the Company satisfies the REIT asset test under Internal Revenue Code Section 856(c)(4) and (i) under Section 856(c)(5)(J) the interest on the award and the reimbursement of costs derived from the claim will not be considered in determining whether the Company satisfies the REIT gross income test under sections 856(c)(2) and 856(c)(3). The Company believes the ruling supports its long term ability to maintain its REIT status including the impact from the resolution of the condemnation case.

In accordance with Section 1033 of the Internal Revenue Code, the Company deferred recognition of the gain on the condemnation of its real property for income tax purposes. During the quarter ended September 30, 2012, the Company applied for and received an additional approved IRS extension of time to replace the condemned property with like-kind property by April 30, 2014. The previous deadline was April 30, 2013. If the Company replaced the condemned property with like-kind property by April 30, 2014 (or such extended period approved by the Internal Revenue Service at its discretion), recognition of the gain would have been deferred until the newly acquired property was disposed of.

At December 31, 2012, the Company recorded deferred income tax expense of $61,649,000, which included a federal net built-in-gains tax of $34,057,000 assessed on the real estate portion of the condemnation proceeds received in July 2012, related to the converted Flowerfield property pursuant to Internal Revenue Code Section 1374. This Section assesses a corporate level tax, measured at the time the Company converted to a REIT, on the built-in-gain on the Flowerfield property at the time of conversion. The remaining expense relates to a corporate level tax on the undistributed profits of the Company.

Following a change in tax law in January 2013, retroactive to January 2012, reducing the recognition period for REIT owned property applicable for the 2012 taxable year to five years, the Company applied for a private letter ruling (“PLR”) from the IRS in March 2013 and ultimately received a favorable ruling on September 12, 2013. The PLR concludes that the Company’s receipt of the additional damages in July 2012 in connection with the judgment in the Company’s favor in its condemnation litigation with the State of New York occurred outside of the applicable recognition period for 2012, and therefore permits the Company to distribute, by means of a dividend such as the Special Dividend described below, the gains realized from its receipt of the 2012 Proceeds, subject to a 4% excise tax, in order to avoid incurring the corporate level tax.

On September 13, 2013, the Board declared the First Special Dividend, in the amount of $98,685,000, or $66.56 per share, of which approximately $68,000,000, or $45.86 per share, was paid in cash. The balance of the Special Dividend was payable in the form of interests in a limited liability company, GSD, to which Gyrodyne transferred its real estate assets.

In conjunction with the Special Dividend, the company reversed the deferred taxes of $61,649,000 less alternative minimum taxes paid or accrued of $95,558.

Taxes attributable to the taxable REIT subsidiary:

Taxes attributable to the limited partnership investment in The Grove:

As of December 31, 2013, the Company had a deferred tax liability related to The Grove of $1,315,000. During 2014, approximately $618,000 of the deferred taxes were recognized as currently payable with the balance of $697,000 recognized as a tax benefit in 2014.

Taxes attributable to the operating results of managing GSD:

The Company incurred a tax expense of approximately $132,000 resulting from approximately $327,000 of taxable income from the management of GSD.

Strategic Alternatives

On March 12, 2014, the Company and Rothschild Inc. (“Rothschild”) entered into an amendment to the engagement letter dated as of August 8, 2012 (the “Engagement Letter”) between Rothschild and the Company, pursuant to which the engagement of Rothschild was terminated and the Company agreed to pay Rothschild $970,967 in full satisfaction of any and all amounts due or alleged to be due under the Engagement Letter by reason of the Special Dividend, the Second Special Dividend, any other corporate transaction publicly announced prior to March 12, 2014 or any amount that might have otherwise become due by reason of the Company’s obligation to pay Rothschild a success fee in connection with certain transactions that may be consummated during a specified period following a termination. Under the Engagement Letter, approximately $850,000 of the fee was recognized in 2013 as a result of the special cash dividend and the balance of approximately $120,000 was an expense incurred in the first quarter of 2014. The Company had previously paid Rothschild a total of $629,032, exclusive of reimbursed expenses, pursuant to the Engagement Letter. Rothschild had been serving as the Company’s financial advisor in connection with the strategic process. Strategic alternative expenses incurred for the years ended December 31, 2014 and 2013 were $1,836,476 and $3,637,123, respectively.

The continued economic volatility for small businesses and medical practices has impacted property management firms, including Gyrodyne’s ability to renew leases at comparable rates if at all, without providing either rent abatements or comparable other lease incentives. During 2012 through December 2014, medical office parks and industrial parks continued to face challenges to maintain both rental rates and occupancy. Gyrodyne sees continuing challenges to maintain both rental rates and occupancy during the slow and volatile economic recovery. The below table reflects Gyrodyne’s rental revenue, at its industrial park vs. the combined rental revenue of its medical parks and the related occupancy rate and effective rental rate of each.

	Three Months Ended March 31, 2014	Three Months Ended June 30, 2014	Three Months Ended September 30, 2014	Three Months Ended December 31, 2014	Year Ended December 31, 2014
Industrial Park Rental Revenue	$428,281	$380,695	$383,230	$381,719	$1,573,925
Combined Medical Park Rental Revenue	$692,364	$725,493	$728,702	$718,983	$2,865,542

Occupancy Rate Industrial Park	81%	74%	72%	70%	70%
Occupancy Rate Combined Medical Parks	85%	85%	85%	88%	88%
Total Occupancy Rate	83%	79%	78%	79%	79%
Average Effective Rental Rate Per Square Foot – Industrial Park	$14.00	$13.97	$14.57	$14.35	$14.35
Effective Rental Rate Per Square Foot- Medical Parks	$23.63	$24.03	$24.20	$24.15	$24.15
Average Total Effective Rental rate per square foot	$19.04	$19.38	$19.79	$19.83	$19.83

Our leasing activity has resulted in total lease commitments as of December 31, 2014 and December31, 2013 of $16,560,000 and $15,528,000, respectively. There were eight new leases and thirty-four renewals during the year ended December 31, 2014, with the resulting annual revenue commitment partially offset by fifteen terminations. Gyrodyne has launched aggressive leasing strategies at each of its medical parks. During the year ended December 31, 2014, Gyrodyne estimates approximately $296,000 of tenant incentives, inclusive of rent abatements of approximately $201,000, were provided to attract new tenants. However, the economy continues to be challenging and, to compete effectively with other local landlords, Gyrodyne may offer aggressive tenant improvements in exchange for signing medium and long term lease commitments.

Discontinued operations

During the second quarter of 2014, we engaged real estate brokers to sell the Cortlandt Manor Medical Center and the Fairfax Medical Center. The Cortlandt Manor Medical Center was acquired by Gyrodyne in 2008 and the neighboring lots were acquired by Gyrodyne in 2009 and 2010. The Fairfax Medical Center was acquired by Gyrodyne in 2009. These acquisitions were part of an overall strategy of reinvesting tax free under Section 1033 of the Code the $26,315,000 payment received from New York State in 2006 which the Company elected under New York State’s eminent domain law to treat as an advance payment while it pursued its claim for just compensation. In late 2013, these properties were contributed to a wholly owned subsidiary of Gyrodyne, GSD, subject to mortgage obligations payable to Gyrodyne, and distributed to our shareholders as the non-cash portion of a dividend, with Gyrodyne retaining only a managing member interest (no ownership interest). As of April 1, 2014, all of the assets and liabilities that relate to the Cortlandt Manor Medical Center and the Fairfax Medical Center were reported as assets held for sale, and liabilities held for sale, respectively. Additionally, all of the operations related to the Cortlandt Manor Medical Center and the Fairfax Medical Center were reported as discontinued operations, and were reported as such in the unaudited consolidated financial statements. The prior period assets and liabilities and operations related to these entities were recast as assets and liabilities held for sale, and discontinued operations retroactively for all periods presented on the Company’s quarterly reports for the second and third quarters of 2014.

The Company has not sold the Cortlandt Manor and Fairfax properties. In addition, in early 2015, the Company became aware that various aspects of the plaintiff’s claims in a putative class action lawsuit against the Company, members of the Company’s board of directors, GSD and Gyrodyne, LLC were interfering with the aforementioned proposed sale of such properties. As stated in the 2014 Form 10-K - under “Item 3. Legal Proceedings--Putative Class Action Lawsuit”, the defendants believe the lawsuit is without merit. The Company will vigorously defend such action and take steps to seek to eliminate the issues created by the pending action that are impeding the sale. The Company believes that the issues will be resolved in the Company’s favor and that it will be able to liquidate the properties proposed to be sold with no impact to fair value, assuming the market itself does not materially change during the period the Company needs to resolve such issues. As a result of this interference in the sale process, however, the Company believes that as of December 31, 2014, it no longer met the requirements for such assets and liabilities to qualify as assets and liabilities as held for sale and discontinued operations and therefore has reclassified them to operating assets and liabilities and continuing operations and is not reporting discontinued operations for the year ended December 31, 2014.

Legal Proceedings

Putative Class Action Lawsuit

On July 3, 2014, a purported stockholder of Gyrodyne filed a putative class action lawsuit against Gyrodyne and members of its board of directors (the "Individual Defendants"), and against GSD and Gyrodyne, LLC (collectively, the "Defendants"), in the Supreme Court of the State of New York, County of Suffolk (the "Court"), captioned Cashstream Fund, on Behalf of Itself and All Others Similarly Situated v. Paul L. Lamb, et al., Index No. 065134/2014 (the "Action"). The plaintiff in the Action alleges that (i) the Individual Defendants breached their fiduciary duties or aided and abetted the breach of those duties in connection with the Merger and (ii) Gyrodyne and the Individual Defendants breached their fiduciary duties by failing to disclose material information in the Joint Proxy Statement/Prospectus. The plaintiff in the Action seeks, among other things, injunctive relief enjoining the Merger, and the other transactions relating to the Plan of Liquidation, requiring corrective disclosures in the Joint Proxy Statement/Prospectus, compensatory and/or rescissory damages, and interest, attorney’s fees, expert fees and other costs. On July 17, 2014, the Court signed an Order to Show Cause submitted by the plaintiff setting a return date of August 5, 2014 on plaintiff's motion for an order (a) preliminarily enjoining consummation of the Merger and (b) granting expedited discovery. The plaintiff subsequently withdrew its motion without prejudice and the Court scheduled a preliminary conference in the case for October 20, 2014, which has been adjourned until September 14, 2015. The Defendants believe the lawsuit is without merit.

Gyrodyne Company of America, Inc. v. The State of New York

In July 2012, Gyrodyne received $167,530,657 from the State of New York (the "State") in payment of the judgments in Gyrodyne’s favor in Gyrodyne's condemnation litigation with the State, which consisted of $98,685,000 in additional damages (the "2012 proceeds"), $1,474,940.67 for Gyrodyne’s costs, disbursements and expenses, and $67,370,716 in interest. Subsequent to receiving the payment Gyrodyne was notified by the State of a $29,000 overpayment, which Gyrodyne returned, due to an error in the interest calculation by the State of New York.

The $167,530,657 million payment concluded Gyrodyne’s case commenced in 2006 for just compensation for the 245.5 acres of its Flowerfield property in St. James and Stony Brook, New York (the "Property") taken by the State. The State had paid Gyrodyne $26,315,000 for the Property in March 2006, which Gyrodyne elected, under New York’s eminent domain law, to treat as an advance payment while it pursued its claim for just compensation. The Court of Claims ruled in Gyrodyne’s favor in June 2010 when it awarded Gyrodyne $125,000,000, thereby requiring the State to pay an additional $98,685,000 plus statutory interest of nine percent from the date of taking on November 2, 2005 to the date of payment. That Judgment, as well as a related Judgment for costs, disbursements and expenses, was affirmed by the Appellate Division of the Supreme Court of the State of New York for the Second Judicial Department and subsequently by the New York State Court of Appeals.

Gyrodyne recorded income of $167,425,729 including interest through June 30, 2012 in the quarter then ended and recorded the balance of the interest earned through July 3, 2012 of $104,928 in the financial statements for the third quarter ended September 30, 2012. Following notification from the State, Gyrodyne returned $29,000 due to an error in the original interest calculation and remittance which was prepared by New York State.

General

In addition to the foregoing, in the normal course of business, Gyrodyne is a party to various legal proceedings. After reviewing all actions and proceedings pending against or involving Gyrodyne, management considers that any loss resulting from such proceedings individually or in the aggregate will not be material to Gyrodyne’s financial condition or results of operations.

Employees

As of December 31, 2014 and 2013 we had 7 employees. In late 2014 we implemented changes that reduced headcount to 6 people in early 2015 and incurred severance and related costs of $44,000. The severance costs are included in General and Administrative expenses in the year end December 31, 2014 financial statements.

Industry Segments

We operate primarily in one segment, mortgages we hold and the management of multitenanted industrial and medical office buildings / properties owned by GSD. A subsidiary of the Company holds three mortgages which are the obligation of GSD. The mortgages are REIT qualified assets and as such the Company continues to qualify as a REIT.

Indemnification and Insurance

In connection with the Tax Liquidation of Gyrodyne pursuant to the Plan of Liquidation, we will continue to indemnify our directors and officers to the maximum extent permitted in accordance with applicable law, our Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”) and Amended and Restated By-laws (“By-laws”), and any contractual arrangements, for actions taken in connection with the Plan of Liquidation and the winding up of our business and affairs. Our board of directors is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover such indemnification obligations, including seeking an extension in time and coverage of our insurance policies currently in effect. If the Plan of Merger is consummated, such obligations will be assumed by and become obligations of Gyrodyne LLC.

Principal Executive Offices

Our principal executive office is located at One Flowerfield, Suite 24, St James, New York 11780. Our telephone number is 631-584-5400.

DIRECTORS

The By-laws of Gyrodyne provide that there shall be not less than three (3), nor more than nineteen (19), directors. Our board of directors is divided into three (3) classes of directors serving staggered terms of office with each class to consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. Upon the expiration of the term of office for a class of directors, the nominees for that class will stand for election to three-year terms to serve until the election and qualification of their successors.

Information concerning the directors of Gyrodyne, showing the principal occupation, year when first elected as a director of Gyrodyne, and term of office, is as follows:

Name & Principal Occupation or Employment	Age	First Became a Director	Current Board Term Expires
Elliot H. Levine CPA and Senior Member of Levine & Seltzer, LLP Director of Gyrodyne	61	2004	2017
Ronald J. Macklin Vice President and Deputy General Counsel, National Grid Director of Gyrodyne	52	2003	2016
Philip F. Palmedo President of Palmedo Associates Director of Gyrodyne	80	1996	2016
Paul L. Lamb Partner of Lamb & Barnosky, LLP Chairman of the Board of Directors of Gyrodyne	69	1997	2015
Nader G. M. Salour Principal, Cypress Realty of Florida, LLC Director of Gyrodyne	56	2006	2015
Richard B. Smith Vice President, Commercial Banking Division, First National Bank of L.I. Director of Gyrodyne	60	2002	2015

(b)	Business Experience

Paul L. Lamb, age 69, has been a director since 1997 and became Chairman of our board of directors on March 14, 1999. He is a founding partner of the law firm Lamb & Barnosky, LLP, where he has practiced law since 1984; a past President of the Suffolk County Bar Association; and a Dean of the Suffolk Academy of Law. He holds a B.A. from Tulane University, a J.D. from the University of Kentucky and an LL.M. from the University of London, England. Our board of directors concluded that Mr. Lamb should serve as a director of Gyrodyne because he is an experienced attorney in all phases of finance and real estate development, which skill set brings extraordinary value in light of Gyrodyne’s business and structure.

Philip F. Palmedo, age 80, was appointed to our board of directors in July 1996. Mr. Palmedo has been President of the management consulting firm Palmedo Associates since 1980 and from 1988 to 1991 was Managing Director and President of Kepler Financial Management. From 1978 to 2000, he was Chairman of International Resources Group, an international professional services firm, and, from 1992 to 1997, was President of the Long Island Research Institute. He was a founder of all four companies. In addition, Mr. Palmedo has been a director of Lixte Biotechnology Holdings, Inc., since 2005. Mr. Palmedo has shepherded numerous fledgling businesses in financial and technological markets and completed several financing agreements. He received his B.A. degree from Williams College and his M.S. and Ph.D. degrees from M.I.T. Our board of directors concluded that Mr. Palmedo should serve as a director of Gyrodyne because of his extensive background in successfully guiding a number of entities from initial formation to value recognition.

Elliot H. Levine, age 61, was appointed to our board of directors in October 2004. Mr. Levine is a founding member of the accounting firm Levine & Seltzer, LLP Certified Public Accountants, and a graduate (1975) of Queens College, City University of New York. He became a member of the American Institute of Certified Public Accountants in February 1978. Mr. Levine’s work experience includes five years at Arthur Young, eleven-and-a-half years as partner and director of taxes of Leslie Sufrin & Co. P.C., a one-year tenure as senior tax manager at Margolin, Winer & Evans CPAs and over 16 years as senior member of Levine & Seltzer. Our board of directors concluded that Mr. Levine should serve as a director of Gyrodyne because of his 35 years of experience as a certified public accountant and in the real estate industry and field of taxation.

Richard B. Smith, age 60, was appointed to our board of directors in November 2002. Mr. Smith has been a Vice President in the Commercial Banking Division of the First National Bank of Long Island since February 2006. He previously served as Senior Vice President for Private Banking at Suffolk County National Bank from May 2000 to February 2005. Previously, he worked for 10 years at Key Bank (Dime Savings Bank) and for three (3) years at L.I. Trust/Apple Bank. He received an MBA in Finance from SUNY Albany in 1983. Mr. Smith serves as the Mayor of the Incorporated Village of Nissequogue and as a Trustee of the Smithtown Historical Society. He is also a former Trustee for St. Catherine’s Medical Center in Smithtown, New York. Our board of directors concluded that Mr. Smith should serve as a director of Gyrodyne because of his background in both the Long Island financial sector and his role in, and experience with, local government issues and zoning matters.

Ronald J. Macklin, age 52, was appointed to our board of directors in June 2003. Mr. Macklin currently serves as Vice President and Deputy General Counsel for National Grid and formerly KeySpan Corporate Services, where he has held various positions within the Office of General Counsel since 1991. Previously, he was associated with the law firms of Rosenman & Colin and Cullen & Dykman. He received a B.A. degree from Stony Brook University and his Juris Doctorate from Union University’s Albany Law School. Our board of directors concluded that Mr. Macklin should serve as a director of Gyrodyne because of his legal expertise, which includes his legal experience in corporate transactions, real estate matters, litigation, compliance and business ethics.

Nader G.M. Salour, age 56, was appointed to our board of directors in October 2006 and then elected by the shareholders at Gyrodyne’s annual meeting in December 2006. Mr. Salour has been a Principal of Cypress Realty of Florida since 2000. He served as President of Abacoa Development Company from June 1996 to June 2006, and has served as a Director of Abacoa Partnership for Community since December 1997, and as a Director of the Economic Council of Palm Beach County since 2004. Our board of directors concluded that Mr. Salour should serve as a director of Gyrodyne because of his extensive experience in the real estate industry, including development, construction, project analysis and financing.

INFORMATION ABOUT OUR BOARD OF DIRECTORS AND MANAGEMENT

Board Meeting Attendance

There were fourteen (14) regular and special meetings of our board of directors during the fiscal year ended December 31, 2014. Each director attended at least 75% of the aggregate of the total number of meetings of our board of directors and meetings held by all committees of our board of directors on which such director served during the fiscal year ended December 31, 2014.

Independence

Each of the members of and nominees for election to our board of directors are independent directors as defined by the listing requirements of NASDAQ. The directors deemed to be independent under the independence standards of NASDAQ are Messrs. Lamb, Levine, Macklin, Palmedo, Salour and Smith.

Committees

Our board of directors has established the following committees:

Audit Committee. Gyrodyne has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, and its current members are Messrs. Smith (Chairman), Levine and Macklin, all of whom are non-employee directors. The audit committee meets with Gyrodyne’s independent auditors and management quarterly to review financial results, audited and unaudited financial statements (as the case may be), internal financial controls and procedures and audit plans and recommendations. The audit committee also recommends the selection, retention or termination of Gyrodyne’s independent auditors, approves services to be provided by the independent registered public accounting firm and evaluates the possible effect the performance of such services will have on the accountants’ independence. Gyrodyne has adopted a written charter for the audit committee, which is available on Gyrodyne’s website, www.gyrodyne.com. All of the members of the audit committee are independent directors as defined by the listing requirements of NASDAQ. The audit committee met four times during the fiscal year ended December 31, 2014. All members of the audit committee are “financially literate” within the meaning of SEC regulations and NASDAQ rules. Our board of directors has determined that at least one member, Mr. Levine, a CPA, qualifies as an “audit committee financial expert” as a result of relevant experience as a partner in the accounting firm of Levine & Seltzer, LLP. In addition, Mr. Levine has 12.5 years of accounting experience as a partner and director of taxes at Leslie Sufrin & Co. P.C. as well as several other years of experience in the field of public accounting.

Compensation Committee. The compensation committee of Gyrodyne’s board of directors consists of Messrs. Lamb, Levine, Macklin, Palmedo, Salour and Smith, all of whom are non-employee directors and all of whom our board of directors has determined are independent pursuant to the listing requirements of NASDAQ. The compensation committee oversees and administers Gyrodyne’s executive compensation programs and is therefore responsible for establishing guidelines and making recommendations for all compensation paid to executive officers and directors. The compensation committee also negotiates the terms of all employment arrangements with executive officers which may include compensation arrangements designed to reward management for achieving certain performance goals and which are revisited on an as needed basis. The compensation committee met nine times during the fiscal year ended December 31, 2014. During the fiscal year ended December 31, 2014, the members of the compensation committee were Messrs. Levine (chairman), Lamb, Macklin, Palmedo, Salour and Smith. Gyrodyne’s current compensation program for executives is intended to motivate and retain key executives to manage the business affairs of Gyrodyne in the best interests of Gyrodyne and its shareholders. Beginning in September 2013, the overriding objective of Gyrodyne’s executive compensation program has been to incentivize management to carry out Gyrodyne’s Plan of Liquidation. In September 2013, our board of directors determined that it is in the best interests of Gyrodyne and its shareholders to pursue the actual disposition of Gyrodyne’s remaining assets and to complete Gyrodyne’s tax liquidation by means of the proposed merger of Gyrodyne and GSD with and into Gyrodyne, LLC, if approved and consummated. Whether or not the proposed Merger is consummated, the properties previously transferred from Gyrodyne to GSD will be managed and marketed in an orderly manner pursuant to a business plan designed to obtain the best value reasonably available for such assets.

Nominating Committee. The nominating committee consists entirely of non-employee directors and recommends guidelines to our board of directors regarding the size and composition of our board of directors and criteria for the selection of nominees. It also recommends the slate of director nominees to be included in this proxy statement and recommends candidates for vacancies which may occur. The nominating committee has a written charter, which is available on Gyrodyne’s website, www.gyrodyne.com. Each member of the nominating committee is an independent director as defined by the listing standards of NASDAQ. The nominating committee will accept for consideration shareholders’ nominations for directors if made in writing and otherwise in accordance with the procedures set forth in Sections 313 and 314 of Gyrodyne’s By-laws. The nominee’s written consent to the nomination and sufficient background information on the candidate must be included to enable the nominating committee to make proper judgments as to his or her qualifications. Nominations must be addressed to the Corporate Secretary of Gyrodyne at Gyrodyne’s headquarters and must be received no later than the deadline for submissions of shareholders’ proposals in order to be considered for the next annual election of directors. The nominating committee believes that having directors with relevant experience in business and industry is beneficial and the nominating committee seeks to monitor the skills and experience of Gyrodyne’s directors. Our board of directors does not have a formal policy with respect to diversity. All identified candidates, including shareholder-proposed candidates, are evaluated by the nominating committee using generally the same methods and criteria, although those methods and criteria are not standardized and may vary from time to time. Gyrodyne typically engages the services of third parties to perform background examinations of potential nominees, for which Gyrodyne pays a fee, in order to assist the nominating committee in its evaluation. The nominating committee met one time during the fiscal year ended December 31, 2014, and its members currently are Messrs. Levine (Chairman) and Salour.

Strategic Alternatives Committee. The strategic alternatives committee of our board of directors was formed in 2012 to manage the process of exploring strategic alternatives for Gyrodyne and to make recommendations to the full board. Messrs. Bhatia (Chairman), Levine, Macklin and Salour were appointed by the board of directors to serve as the members of the Strategic Alternatives Committee because of their strategic transactional and corporate tax experience. On September 26, 2013, Mr. Bhatia resigned from our board of directors and the committees on which he served, effective immediately, to pursue other opportunities. The Committee met 35 times during the fiscal year ended December 31, 2013 and made regular reports on the strategic review process to the full board of directors. The Strategic Alternatives Committee was disbanded in 2013.

Investment Committee. Following the disbanding of the strategic alternatives committee in 2014, our board formed an investment committee to manage the process of pursuing the Plan of Liquidation, pursuant to which we intend to pursue an orderly liquidation of the properties currently owned by GSD and managed by Gyrodyne along with our remaining assets in order to obtain the best reasonably available value for such assets and to complete the Tax Liquidation. The primary function of the investment committee is to screen management recommendations with respect to the sale of assets and present recommendations to the full board for approval. The investment committee consists of Ronald J. Macklin (Chairman), Philip F. Palmedo and Nader G.M. Salour, all of whom are non-employee directors. The investment committee met 17 times during the fiscal year ended December 31, 2014.

Shareholder Communications with our Board of Directors

Other than in connection with the strategic process, where our board of directors had designated Naveen Bhatia as the contact for shareholder communications until his resignation from the board of directors on September 26, 2013, our board of directors does not currently provide a process for shareholders to send communications to our board of directors or any of the directors. Gyrodyne believes that senior management, as opposed to individual directors, provides the public voice of Gyrodyne, and that shareholders can effectively communicate with Gyrodyne by contacting Frederick C. Braun III through either regular mail, telephone, email or in person. Shareholders also have meaningful access to our board of directors through the shareholder proposal process.

Board Leadership Structure and Oversight of Risk Management

The current leadership structure of our board of directors reflects a separation of the roles of chairman and principal executive officer. This leadership structure is intended to provide our board of directors with an appropriate level of independence from management and encourage a high degree of autonomy within our board of directors. Our board of directors, as a whole and through its committees, oversees Gyrodyne’s risk management process, including operational, financial, legal, and strategic risks. The Audit Committee assists our board of directors in the oversight of the risk management process. In addition, our board of directors is guided by management presentations at meetings of our board of directors and throughout the fiscal year that serve to provide visibility to our board of directors about the identification, evaluation and management of risks Gyrodyne is facing as well as how to mitigate such risks.

Attendance Policy for Directors at Annual Shareholders’ Meetings

Gyrodyne encourages, but does not require, all of its directors to attend annual shareholders’ meetings of Gyrodyne. Last year all of the directors were in attendance at the annual meeting of Gyrodyne’s shareholders.

EXECUTIVE OFFICERS

Frederick C. Braun III, 73, joined Gyrodyne in February 2013 as its President and Chief Executive Officer. Mr. Braun was employed in the commercial banking industry from 1963 to 2009 and served as Executive Vice President of the State Bank of Long Island, a subsidiary of State Bancorp, Inc. from 2000 to 2009. State Bancorp was acquired by Valley National Bancorp effective January 1, 2012. Mr. Braun is currently the uncompensated Chairman of the Town of Brookhaven Industrial Development Agency, a public benefit corporation of the State of New York that assists in the acquisition, construction, reconstruction and equipping of commercial and industrial facilities, and he has served in such capacity for approximately 35 years. Mr. Braun is also a board member of the New York State Economic Development Council. Mr. Braun is a member of the board of Brookhaven Memorial Hospital Medical Center since 1980 and served as its Chairman from 1993 to 1996. Mr. Braun is also Chairman of the Long Island Health Network, an integrated joint venture of ten Long Island Hospitals. Mr. Braun earned a BS in Finance from Lehigh University.

Gary J. Fitlin, age 48, joined Gyrodyne in October 2009 as its Chief Financial Officer and Treasurer. On August 17, 2012, Mr. Fitlin was also appointed Interim President and Chief Executive Officer following the resignation of Stephen V. Maroney from such positions; he held that position until Mr. Braun’s appointment in February 2013. Prior to joining Gyrodyne, Mr. Fitlin was Director of Accounting Implementation for Lexington Realty Trust, a publicly traded real estate investment trust on the NYSE, from July 2006 to March 2008, where he was responsible for mergers and acquisitions. Prior to that, Mr. Fitlin served as Vice President and Corporate Controller for Source Media (f/k/a Thomson Media), a publisher and software solution provider, from June 2005 to July 2006, where he was responsible for global accounting, management reporting, tax compliance and planning, financial systems, risk management and contract administration. Prior to that, he served as a senior financial officer for various publicly traded companies where he was responsible for mergers and acquisitions, global accounting, management reporting, tax compliance and planning, financial systems, risk management and contract administration. He is a Certified Public Accountant, an alumnus of Arthur Andersen & Co., and holds a BS degree in Accounting and Economics from the State University of New York at Oswego.

Peter Pitsiokos, age 54, joined Gyrodyne in July 1992 as its Assistant Secretary and served as its General Counsel from 1992-2004. He has been Gyrodyne’s Chief Operating Officer and Chief Compliance Officer since 2004. He has also been Secretary of Gyrodyne for over five years. Mr. Pitsiokos was formerly the Executive Assistant District Attorney in Suffolk County, New York. He also served as the Assistant Director of Economic Development and the Director of Water Resources in the Town of Brookhaven. Mr. Pitsiokos also maintained a private law practice in which he represented several national and local owners, managers and developers of real estate. He holds a law degree from Villanova University and a BA degree from Stony Brook University.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the principles underlying the material components of our executive compensation program for our executive officers, including the Named Executive Officers in the “Summary Compensation Table” below. We also provide an overview of the overall objectives of the program and the factors relevant to an analysis of these policies and decisions.

The Compensation Committee of Gyrodyne’s board of directors consists of Messrs. Lamb, Levine, Macklin, Palmedo, Salour and Smith, all of whom our board of directors has determined are independent pursuant to the listing requirements of NASDAQ. The Compensation Committee oversees and administers Gyrodyne’s executive compensation programs and is therefore responsible for establishing guidelines and making recommendations for all compensation paid to executive officers and directors. The Compensation Committee adopted a charter in March of 2012, which is available on Gyrodyne’s website, www.gyrodyne.com. The Compensation Committee also negotiates the terms of all employment arrangements with executive officers which may include compensation arrangements designed to reward management for achieving certain performance goals and which are revisited on an as needed basis.

Gyrodyne’s compensation program for executives is intended to motivate and retain key executives to manage the business affairs of Gyrodyne in the best interests of Gyrodyne and its shareholders. From 2006 until September of 2013, the overriding objective of Gyrodyne’s executive compensation program was to incentivize management to carry out Gyrodyne’s strategic plan for the future direction of Gyrodyne. The goal of the strategic plan, which was first announced at Gyrodyne’s annual shareholders’ meeting in December 2005, was to position Gyrodyne so that it is best able to achieve one or more shareholder liquidity events in a reasonable period of time that would put the maximum amount of cash or marketable securities in the hands of Gyrodyne’s shareholders in a tax efficient manner. The plan called for achieving this objective by pursuing a conversion to a real estate investment trust (completed), reinvestment in a tax efficient manner of the $26 million received from New York State in March 2006 for the 245.5 acres of Flowerfield taken by eminent domain which Gyrodyne treated as an advance payment (completed), vigorous pursuit of maximum value from the State of New York for the 245.5 acres of Flowerfield taken by eminent domain (completed) and maximization of the value for the remaining undeveloped acres at Flowerfield.

In September 2013, our board of directors determined that it is in the best interests of Gyrodyne and its shareholders to pursue the actual disposition of Gyrodyne’s remaining assets and to complete Gyrodyne’s tax liquidation by means of the proposed merger of Gyrodyne and GSD with and into Gyrodyne, LLC, if approved and consummated. Whether or not the proposed merger is consummated, the properties previously transferred from Gyrodyne to GSD will be managed and marketed in an orderly manner pursuant to a business plan designed to obtain the best value reasonably available for such assets. Accordingly, beginning in September 2013, the overriding objective of Gyrodyne’s executive compensation program has been to incentivize management to carry out Gyrodyne’s Plan of Liquidation. In May 2014, our board of directors authorized a Retention Bonus Plan designed to recognize the nature and scope of the responsibilities related to such business plan, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. The Retention Bonus Plan provides for bonuses to directors and discretionary bonuses to officers and employees determined by the gross sales proceeds from the sale of each property and the date of sale. See, “Executive Compensation  —  Retention Bonus Plan.”

Gyrodyne’s executive officers are Frederick C. Braun III, our President and Chief Executive Officer, Gary J. Fitlin, our Chief Financial Officer and Treasurer, and Peter Pitsiokos, our Chief Operating Officer, Chief Compliance Officer and Secretary. Historically, the Compensation Committee has structured executive compensation packages to consist of base cash compensation, a bonus that is purely discretionary on the part of the Compensation Committee and some form of change-in-control incentive component. In the case of Messrs. Braun and Fitlin, the incentive component is contained in their respective employment agreements as a right to earn a bonus equal to $125,000 if they are employed by Gyrodyne as of the effective date of a “change-in-control” as defined in the Code. In the case of Mr. Pitsiokos, he is a participant, along with Gyrodyne’s directors, in the Incentive Compensation Plan (the “ICP”), under which benefits are realized upon either a change-in-control or the issuance of an “excess dividend” following certain asset sales. Neither Frederick Braun, Gyrodyne’s Chief Executive Officer who joined Gyrodyne in February 2013, nor Gary Fitlin, Gyrodyne’s Chief Financial Officer who joined Gyrodyne in 2009, is a participant in the ICP. Factors considered by the Compensation Committee in determining the amount (and, where applicable, the formula) for each of the foregoing components of compensation are typically subjective, such as the Compensation Committee’s perception of management’s performance and any changes in management responsibility. The compensation program is designed to reward both prudent management of Gyrodyne’s business operations, namely the operational and financial management of Gyrodyne’s assets, and the successful pursuit of Gyrodyne’s strategic plan.

Our board of directors approved amendments to the ICP in February 2, 2010 to better align the interests of the participants with those of Gyrodyne’s shareholders as Gyrodyne pursued its strategic plan to position itself over a reasonable period of time for one or more liquidity events that will maximize shareholder value. Prior to the 2010 amendments, payments under the ICP were triggered only by a “change-in-control”, defined generally as the acquisition by a person of 30% or more of Gyrodyne’s outstanding shares, sale of assets having a total gross fair market value equal to or more than 90% of the fair market value of Gyrodyne’s assets, or any merger, share exchange or consolidation of Gyrodyne other than a merger where Gyrodyne’s shareholders immediately before the merger own immediately following the merger at least 70% of the combined voting power of Gyrodyne’s outstanding securities. The 2010 amendments expanded the trigger for payments to include any “excess dividend”, defined generally as a dividend in excess of income from operations paid to shareholders following certain sales of assets. This change was made to remove any bias participants may otherwise have as between change-in-control transactions and asset dispositions followed by distributions of proceeds.

The 2010 amendments also vested all participants currently. Previously, a participant was required to be either an employee or a director at the time of a triggering event to be eligible to receive a payment. The current vesting of all participants has the potential to reduce the incentive of an executive to remain employed until a triggering event. Since adoption of the 2010 amendments, one officer/director participant, Stephen Maroney, terminated his employment with Gyrodyne and resigned from the board (and one director participant, Naveen Bhatia, resigned from the board). To mitigate against the potential reduction in incentive to remain with Gyrodyne, the 2010 amendment also provided for an adjustment in the calculation of a departed participant’s payment designed to ensure that such participant could not benefit from any post-departure increase in the value of Gyrodyne.

In July 2012, Gyrodyne received $167,530,657 from the State of New York in payment of the judgments in Gyrodyne’s favor in Gyrodyne’s condemnation litigation with the State, of which $98,685,000 was deferred for income tax purposes and $68,845,657 was considered REIT taxable income in 2012. On November 19, 2012, Gyrodyne declared a special cash dividend of $56,786,644 or $38.30 per share of common stock, which was paid on December 14, 2012 to shareholders of record on December 1, 2012, and approved an aggregate payment of $4,213,000 as required under the terms of the ICP to be allocated and paid to individual participants in accordance with the rules of the ICP. Mr. Pitsiokos was allocated $568,755 of such payment.

On September 13, 2013, our board of directors declared a special dividend in the amount of $98,685,000 or $66.56/share of which $68,000,000 or $45.86 was paid in cash. The dividend was paid on December 30, 2013 to shareholders of record as of November 1, 2013. The declaration of the dividend also triggered a cash payment to participants in the ICP in the aggregate amount of $5,044,600, allocated and paid to ICP participants in accordance with ICP rules. Mr. Pitsiokos was allocated $681,021 of such payment. The remaining liability under the ICP, payable when and to the extent that GSD holders, or following the Merger Gyrodyne, LLC holders, receive cash in respect of their interests, is estimated to be not more than $233,200 in the aggregate, which ICP payment will be made by Gyrodyne out of proceeds of mortgage debt and liquidity facility payments by GSD. Neither Frederick C. Braun III (Gyrodyne's Chief Executive Officer), who joined Gyrodyne in February 2013, nor Gary Fitlin (Gyrodyne's Chief Financial Officer), who joined Gyrodyne in 2009, is a participant in the ICP.

In May 2014, our board of directors authorized a Retention Bonus Plan designed to recognize the nature and scope of the responsibilities related to our Plan of Liquidation, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. The Retention Bonus Plan provides for bonuses to directors and discretionary bonuses to officers and employees determined by the gross sales proceeds from the sale of each property and the date of sale. See, “Executive Compensation  —  Retention Bonus Plan.”

At Gyrodyne’s annual shareholders’ meetings in 2013 and 2014, our shareholders voted to approve, on an advisory basis, the compensation of our named executive officers as disclosed in related proxy statements in accordance with SEC rules. Gyrodyne was deemed to be a smaller reporting company (public float of less than $75 million) prior to 2013, when a two-year exemption granted to smaller reporting companies under the Dodd-Frank Act for the foregoing say-on-pay requirement expired. Because these votes are advisory, they are not binding on our board of directors or Gyrodyne. Nevertheless, the views expressed by our shareholders, whether through this vote or otherwise, are important to management and our board of directors and, accordingly, our board of directors and the Compensation Committee intend to consider the results of these votes in making determinations in the future regarding executive compensation arrangements.

EXECUTIVE COMPENSATION

Executive Summary

The following summary compensation table sets forth information concerning the total compensation awarded to, earned by or paid to our Named Executive Officers for services in all capacities to Gyrodyne and its subsidiaries for the years stated. “Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed fiscal year; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of Gyrodyne, nor acting in a similar capacity, at the end of that fiscal year.

 SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)		Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)		Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Frederick C. Braun III	2014	250,000	0		0	0	0		0	0		250,000
	2013	206,731	25,000	(A)	0	0	0		0	0		231,731
President and CEO	(B)	0	0		0	0	0		0	0		0

Stephen V. Maroney	2013	0	0		0	0	933,251	(C)	0	0		933,251
Former President and CEO

Peter Pitsiokos	2014	194,340	0		0	0	0		0	0		194,340
COO and Secretary	2013	185,712	0		0	0	681,021	(C)	0	0		866,733

Gary Fitlin	2014	250,000	0		0	0	0		0	0		250,000
CFO and Treasurer (E)	2013	250,000	25,000	(A)	0	0	0		0	24,278	(D)	299,278

(A)      Consists of 2013 performance bonuses issued on February 7, 2014 to each of Mr. Braun and Mr. Fitlin for $25,000.

(B)      Frederick C. Braun III was appointed President and Chief Executive Officer effective February 25, 2013.

(C)      On September 13, 2013, our board declared a Special Dividend of $98,685,000 or $66.56 per share of common stock, of which approximately $68,000,000, or $45.86 per share, was paid in cash. The balance was payable in the form of interests in a newly formed New York limited liability company, Gyrodyne Special Distribution, LLC (“GSD”). Such interests collectively constitute 100% economic interest in all of the properties formerly owned by Gyrodyne: Flowerfield, Port Jefferson, Cortlandt and Fairfax, which, with the exception of Flowerfield, was subject to an aggregate of $13,840,889 in mortgages payable to a subsidiary of Gyrodyne that is retained by Gyrodyne. Gyrodyne is the managing member of GSD. The $45.86 cash portion of the dividend triggered a payment under Gyrodyne’s ICP to each of Mr. Maroney and Mr. Pitsiokos of $933,251 and $681,021, respectively. Although Mr. Maroney is no longer a director or employee of Gyrodyne, he is vested in his benefits and will receive future compensation payments under the ICP upon any triggering events. Mr. Pitsiokos’ benefit under the ICP also vested but he remains with Gyrodyne.

(D)      Consists of vacation time paid in cash during the fiscal year.

(E)       In addition to serving as CFO and Treasurer, Mr. Fitlin also served as interim President and CEO from August 23, 2012 until February 25, 2013.

Gyrodyne has concluded that aggregate amounts of perquisites and other personal benefits, securities or property to any of the current executives does not exceed $10,000 and that the information set forth in tabular form above is not rendered materially misleading by virtue of the omission of such personal benefits.

Employment Agreements

During the fiscal year ended December 31, 2012, Gyrodyne was a party to separate employment agreements with each of Mr. Maroney (Gyrodyne’s President and CEO at the time) and Mr. Pitsiokos (Gyrodyne’s COO and Secretary). Each employment agreement provided for an annual base salary and discretionary annual incentive cash bonus. The employment agreements also provided for certain severance and change-in-control benefits. On June 12, 2009, Gyrodyne and the two officers mutually agreed to terminate the automatic extension provisions of the agreements which had originally provided for an evergreen three-year term. As a result, the term of the employment agreements ended on June 12, 2012.

During the fiscal years ended December 31, 2012, 2011 and 2010, the compensation arrangements between Gyrodyne and Gary Fitlin, Gyrodyne’s Chief Financial Officer, were set forth in an Offer Letter (the “Offer Letter”) and a Deferred Bonus Agreement (the “Bonus Agreement”), each executed on October 22, 2009. Pursuant to the Offer Letter and the Bonus Agreement, Mr. Fitlin joined Gyrodyne at a base salary of $158,000 per year and became eligible to receive deferred bonus payments equal to $75,000 for each full year (or portion thereof) of service during the three-year period ended October 21, 2012. The deferred bonus payments vested on October 21 of each of 2010, 2011 and 2012, respectively. Pursuant to the Bonus Agreement, the aggregate deferred bonus was paid on October 26, 2012. The obligations of Gyrodyne and Mr. Fitlin have been fulfilled under the Bonus Agreement.

On May 17, 2013, Gyrodyne entered into new employment agreements with Frederick C. Braun III and Gary J. Fitlin, respectively (the “Employment Agreements”), each dated May 15, 2013 and effective April 1, 2013, pursuant to which Messrs. Braun and Fitlin continued to serve as President and Chief Executive Officer and as Senior Vice President and Chief Financial Officer, respectively. The Employment Agreements provide for substantially identical compensation and severance provisions. Pursuant to the Employment Agreements, each of Mr. Braun and Mr. Fitlin earn a base salary at the rate of $250,000 per year plus a bonus equal to $125,000 if he is employed by Gyrodyne as of the effective date of a change-in-control (the “Change-in-Control Bonus”). The Employment Agreements define a change-in-control as the first to occur of a change in ownership or effective control of Gyrodyne or a change in the ownership of a substantial portion of the assets of Gyrodyne, as each such term is defined under Section 409A of the Code. Pursuant to the terms of the Employment Agreements, there is no required minimum period of employment, and either Gyrodyne or the executive may terminate at any time, with or without cause. If the executive is terminated without cause, Gyrodyne must provide him with at least 60 days’ prior written notice of termination, and must pay him (i) the pro rata share of his base salary through those 60 days, (ii) the Change-in-Control Bonus, and (iii) severance pay equal to six months’ base salary from the date of termination. If the executive is terminated for cause (as defined in the Employment Agreements), he will be paid the pro rata share of his base salary through the date of termination. Each of the executives may also terminate upon 60 days’ prior written notice.

On May 8, 2014, Gyrodyne entered into a new employment agreement with Peter Pitsiokos effective May 15, 2014, pursuant to which Mr. Pitsiokos continues to serve as Executive Vice-President, Chief Operating Officer, Chief Compliance Officer and Secretary. Pursuant to the agreement, Mr. Pitsiokos earns a base salary at the rate of $200,000 per year plus a discretionary bonus, at Gyrodyne’s sole and absolute discretion, as determined and approved by the board based upon the profitability and/or performance of Gyrodyne. There is no required minimum period of employment, and either Gyrodyne or Mr. Pitsiokos may terminate at any time, with or without cause. If Mr. Pitsiokos is terminated without cause, Gyrodyne must provide him with at least 60 days’ prior written notice of termination, and must pay him the pro rata share of his base salary through those 60 days and severance pay equal to six months’ base salary from the date of termination.

Outstanding Equity Awards at Fiscal Year End

As of the year ended December 31, 2014, there were no unexercised options or stock that has not vested. As of December 31, 2014, the remaining liability under the ICP, payable by Gyrodyne when and to the extent that GSD LLC holders, or following the Merger Gyrodyne, LLC holders, receive cash in respect of their interests, is estimated to be not more than $233,200 in the aggregate, of which up to $31,482 would be payable to Peter Pitsiokos, our Executive Vice-President, Chief Operating Officer, Chief Compliance Officer and Secretary.

Severance and Change-in-Control Benefits

Pursuant to the Employment Agreements, each of Mr. Braun and Mr. Fitlin earn a bonus equal to $125,000 if he is employed by Gyrodyne as of the effective date of a change-in-control (the “Change-in-Control Bonus”). The Employment Agreements define a change-in-control as the first to occur of a change in ownership or effective control of Gyrodyne or a change in the ownership of a substantial portion of the assets of Gyrodyne, as each such term is defined under Section 409A of the Code. Pursuant to the terms of the Employment Agreements, there is no required minimum period of employment, and either Gyrodyne or the executive may terminate at any time, with or without cause. If the executive is terminated without cause, Gyrodyne must provide him with at least 60 days’ prior written notice of termination, and must pay him (i) the pro rata share of his base salary through those 60 days, (ii) the Change-in-Control Bonus, and (iii) severance pay equal to six months’ base salary from the date of termination. If the executive is terminated for cause (as defined in the Employment Agreements), he will be paid the pro rata share of his base salary through the date of termination. Each of the executives may also terminate upon 60 days’ prior written notice.

On May 8, 2014, Gyrodyne entered into a new employment agreement with Peter Pitsiokos, effective May 15, 2014, pursuant to which Mr. Pitsiokos continues to serve as Executive Vice-President, Chief Operating Officer, Chief Compliance Officer and Secretary of Gyrodyne. Pursuant to the agreement, Mr. Pitsiokos earns a base salary at the rate of $200,000 per year plus a discretionary bonus as determined and approved by the board based upon the profitability and/or performance of Gyrodyne. There is no required minimum period of employment, and either Gyrodyne or the executive may terminate at any time, with or without cause. If Gyrodyne terminates Mr. Pitsiokos' employment without cause, Gyrodyne must provide him with at least 60 days’ prior written notice of termination, and must pay him the pro rata share of his base salary through those 60 days and severance pay equal to six months’ base salary from the date of termination.

Incentive Compensation upon a Change-in-Control or upon Payment of Certain Dividends following an Asset Sale

Gyrodyne believes that providing incentive payments in a change-in-control situation is beneficial to shareholders because it encourages management and our board of directors to remain impartial when evaluating a transaction that may be beneficial to shareholders yet could negatively impact the continued employment or board position of an executive officer or director, and to promote long term value maximization. Toward that end, Gyrodyne established an ICP in 1999, and our board of directors approved amendments to the plan on February 2, 2010 which are set forth in an Amended and Restated ICP dated as of February 2, 2010 (as amended, the “ICP”), a copy of which was included as an exhibit to Gyrodyne’s Current Report on Form 8-K, filed with the SEC on February 8, 2010. Our board of directors approved the amendments to the ICP to better align the interests of the participants with those of Gyrodyne’s shareholders as Gyrodyne pursued its strategic plan to position itself over a reasonable period of time for one or more liquidity events that will maximize shareholder value. Full-time employees and members of our board of directors are eligible to participate, and rights of all participants vested immediately on February 2, 2010. Neither Frederick C. Braun III (Gyrodyne’s Chief Executive Officer), who joined Gyrodyne in February 2013, nor Gary Fitlin (Gyrodyne’s Chief Financial Officer), who joined Gyrodyne in 2009, is a participant in the ICP. Naveen Bhatia who resigned from the board of directors in September, 2013 and Steven Maroney, who resigned as Chief Executive Officer in August, 2012, remain as participants in the ICP, although their payouts may not benefit from any post-departure increase in Gyrodyne’s stock price above the 10-day average prior to their departures adjusted for any distributions made following their respective departures. Mr. Bhatia received $378,345 in payments from the ICP in 2013, while Mr. Maroney received $933,251 over the same period.

The benefits are realized upon either a change-in-control of Gyrodyne, or upon the issuance by Gyrodyne of an “Excess Dividend” following certain asset sales.

Change-in-control is defined as the accumulation by any person, entity or group of 30% or more of the combined voting power of Gyrodyne’s voting stock or the occurrence of certain other specified events. In the event of a change-in-control, the ICP provides for a cash payment equal to the difference between the ICP’s “establishment date” price of $15.39 per share and the per share price of the common stock on the closing date, multiplied by the equivalent of 110,000 shares of common stock (such number of shares subject to adjustments to reflect changes in capitalization).

An “Excess Dividend” is defined as a dividend in excess of income from operations, paid to shareholders following certain sales of assets, in which the sale of assets equals or exceeds 15 percent of the total gross fair market value of all assets of Gyrodyne immediately prior to the sales. In the event of an Excess Dividend, Gyrodyne is obligated to pay to plan participants a “Disposition Dividend” which in the aggregate is equal to the Excess Dividend paid per share multiplied by the number of Incentive Compensation Units in the plan, currently 110,000. This Disposition Dividend is allocated to the plan participants according to their weighted percentages, as described below.

Payments under the ICP may be deemed to be a form of deferred compensation (within the meaning of Section 409A of the Code), and if the ICP fails certain tests, Gyrodyne may have certain income tax withholding obligations under Section 409A and face interest and penalties if it fails to, or has failed to, fulfill these obligations.

For any individual who becomes a participant with an effective date after December 31, 2009, the average trading price of Gyrodyne’s stock for the 10 trading days ending on the trading day prior to the participant’s initial date of participation will replace the price of $15.39 for the purpose of calculating the benefit. Currently, Peter Pitsiokos is the only executive officer who is a participant in the ICP, as is each of the directors. Neither Frederick C. Braun III (Gyrodyne’s Chief Executive Officer), who joined Gyrodyne in February 2013, nor Gary Fitlin (Gyrodyne’s Chief Financial Officer), who joined Gyrodyne in 2009, is a participant in the ICP.

The payment amount would be distributed to eligible participants based upon their respective weighted percentages (ranging from 0.5% to 18.5%). Stephen V. Maroney, Gyrodyne’s former Chief Executive Officer who resigned in August 2012 and Peter Pitsiokos, Gyrodyne’s Chief Operating Officer, are currently entitled to 18.5% and 13.5%, respectively, of any distribution under the ICP with the balance being distributable to other eligible employees (11.5%) and members of our board of directors (56.5%). In the case of Mr. Maroney and other former employees, however, as departed employees and director, his payout may not benefit from any post-departure increase in Gyrodyne’s stock price above the 10-day average prior to his departure adjusted for any distributions made following his departure. There are currently 110,000 units granted under the ICP, equal to 110,000 shares of common stock. The remaining liability under the ICP, payable by Gyrodyne when and to the extent that GSD LLC holders, or following the Merger Gyrodyne, LLC holders, receive cash in respect of their interests, is estimated to be not more than $233,200 in the aggregate.

In July 2012, Gyrodyne received $167,530,657 from the State of New York in payment of the judgments in Gyrodyne’s favor in Gyrodyne’s condemnation litigation with the State; as of December 31, 2012 Gyrodyne intended to defer recognition of $98,685,000 for federal income tax purposes and recognize $68,845,657 as REIT taxable income in 2012. On November 19, 2012, Gyrodyne declared a special cash dividend of $56,786,652 or $38.30 per share of common stock, which was paid on December 14, 2012 to shareholders of record on December 1, 2012, and approved an aggregate ICP payment of $4,213,000 as required under the terms of the ICP, to be allocated and paid to individual participants in accordance with the rules of the ICP. On September 13, 2013, our board declared a Special Dividend of $98,685,000 or $66.56 per share of common stock, of which approximately $68,000,000, or $45.86 per share, was paid in cash. The balance was paid in the form of interests in a newly formed New York limited liability company, Gyrodyne Special Distribution, LLC ("GSD"). The interests in GSD (the “GSD Interests”) collectively constitute 100% economic interest in all of Gyrodyne's properties: Flowerfield, Port Jefferson, Cortlandt and Fairfax, which, with the exception of Flowerfield, are subject to mortgages in the aggregate amount of $12,889,463 as of December 31, 2014, and $13,840,889 as of December 31, 2013. The mortgages are payable to a subsidiary of Gyrodyne which Gyrodyne will manage as its managing member. The GSD Interests are not transferable except in extremely limited circumstances. Prior to the distribution, the board determined that such limited liability company interests in the aggregate (representing the value of the 100% interest in the properties less the mortgages payable) are valued in good faith at $30,685,000 ($20.70 per share) or more. Thus, all required distributions of REIT income for 2012 required to be made under applicable laws was accomplished via the Special Dividend which was paid on December 30, 2013 to shareholders of record as of November 1, 2013. In connection with the Special Dividend, our board also approved an aggregate payment of up to $7,321,600 as required under the terms of the ICP to be allocated and paid to individual participants in accordance with the rules of the ICP. As to such ICP payments corresponding to the non-cash portion of the Special Dividend, our board determined that any such payments will be made only at such times as and proportionately with actual cash distributions made to the holders of the GSD Interests, or if following the Merger to the holders of Gyrodyne, LLC Shares. Under the terms of the ICP, the maximum aggregate amount payable to ICP participants in respect of such additional cash distributions is $233,200.

Pension Plan

Gyrodyne sponsors the Gyrodyne Company of America, Inc. Pension Plan (the “Pension Plan”), which is a traditional defined benefit pension plan. The Pension Plan is believed to provide a reasonable benefit for the executives and all other employees. The (underfunded) overfunded status of the Pension Plan is included in pension costs or prepaid pension costs, respectively, in the accompanying consolidated balance sheets and is $(552,546) and $608,807 at December 31, 2014 and December 31, 2013, respectively. For the years ended December 31, 2014 and 2013, Gyrodyne did not have any funding obligations necessary to satisfy minimum funding requirements for the defined benefit Pension Plan. We do not maintain any nonqualified deferred compensation programs (other than the ICP and the Retention Bonus Plan) or any qualified Profit Sharing or Section 401(k) plans intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. The Pension Plan has a significant investment in Gyrodyne common stock of 34,325 shares, which had a closing price per share on the last trading day of 2014 and 2013 of $4.10 and $12.71 respectively. The Pension Plan also has an investment in non-transferable equity interests in GSD (which it received as part of the First Special Dividend) and non-transferrable uncertificated interests in various notes issued by Gyrodyne (the largest of which was issued in the Second Special Dividend). While the financial statements reflect prepaid pension costs, the company has determined that any excess funding obligation would not return to the Company and whether or not a termination funding obligation of the pension plan will ultimately exist will be materially affected by whether or not the company merges with GSD and the resulting publicly traded price of GSD following such merger.

On November 25, 2013, Gyrodyne’s board of directors determined that it is advisable and to the advantage, welfare and best interests of Gyrodyne to terminate the Pension Plan as of February 28, 2014. Pursuant to our board of directors’ decision, Gyrodyne froze benefits and additional participation as of December 23, 2013 and is seeking an IRS determination letter to complete the termination. Gyrodyne will be required to distribute all assets of the Plan to its participants within 120 days following receipt of the determination letter from the IRS regarding the termination of the Plan. Based on the current assets and liabilities of the Pension Plan on a termination basis, Gyrodyne expects to be required to fund additional amounts to complete the termination and liquidation of the Pension Plan. The exact amount of this funding obligation has not yet been determined.

The following table provides information about the participation of our named executive officers in our Pension Plan for the three months ended March 31, 2015 and the fiscal year ended December 31, 2014:

Name	Plan Name(s)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)

Frederick C. Braun III	Pension Plan	–	–	–

Peter Pitsiokos	Pension Plan	21	$ 1,635,176	–

Gary Fitlin	Pension Plan	4	$ 229,188	–

Retention Bonus Plan

In September 2013, our board of directors determined that it is in the best interests of Gyrodyne and its shareholders to pursue the actual disposition of Gyrodyne’s remaining assets and to complete Gyrodyne’s tax liquidation by means of the proposed merger of Gyrodyne and GSD with and into Gyrodyne, LLC, if approved and consummated. Whether or not the proposed merger is consummated, the properties previously transferred from Gyrodyne to GSD will be managed and marketed in an orderly manner pursuant to a business plan designed to obtain the best value reasonably available for such assets. Accordingly, in May 2014, our board of directors authorized a Retention Bonus Plan designed to recognize the nature and scope of the responsibilities related to such business plan, to reward and incent performance in connection therewith, to align the interests of directors, executives and employees with our shareholders and to retain such persons during the term of such plan. The Retention Bonus Plan provides for bonuses to directors and discretionary bonuses to officers and employees determined by the gross sales proceeds from the sale of each property and the date of sale.

The Retention Bonus Plan consists of a bonus pool that would be funded with an amount equal to 5% of the specified appraised value of each of the properties previously transferred from Gyrodyne to GSD (to be set forth in the plan), so long as the gross selling price of a property is equal to or greater than 100% of its appraised value (based on appraisals utilized to support the value of the real estate included in the non-cash dividend distributed on December 30, 2013). Additional funding of the bonus pool would occur on a property-by-property basis when the gross sales price of a property is in excess of its appraised value as follows: 10% on the first 10% of appreciation, 15% on the next 10% of appreciation and 20% on appreciation greater than 20%. Furthermore, if a specified property is sold on or before the designated date specified in the Retention Bonus Plan, an additional amount equal to 2% of the gross selling price of such property also would be funded into the bonus pool.

The bonus pool is distributable in the following proportions to the named participants in the bonus plan for so long as they are directors or employees of Gyrodyne, GSD or Gyrodyne, LLC: 15% for the Chairman, 50% for the directors other than the chairman (10% for each of the other five directors) and 35% (the “Employee Pool”) for Gyrodyne’s executives and employees. Such share of the bonus pool is earned only upon the completion of the sale of a property at a gross selling price equal to or greater than its appraised value and is paid to the named beneficiaries of the Retention Bonus Plan or their designees within 60 days of the completion of such sale or, if later, within 60 days of receipt of any subsequent post-completion installment payment related to such sale. All allocations to individual beneficiaries in the Employee Pool are discretionary and shall be determined from time to time by the board of directors of Gyrodyne or its successor in consultation with its President.

COMPENSATION OF DIRECTORS

Effective January 1, 2013, the board authorized an increase in annual director fees to $42,000 per year from $30,000 per year (which includes attendance at board meetings and committee meetings), and an increase in the Chairman’s fee to $36,000 per year from $24,000 per year for a total of $78,000 per year (increased from $54,000). In addition, effective January 1, 2014, the board authorized an increase in the Chairman's fee from $36,000 per year to $78,000 per year for a total fee (director's fee plus Chairman's fee) payable of $120,000 per year (increased from $78,000). In addition, on January 2, 2014, each director and the Chairman of the Board received a payment under Gyrodyne’s ICP which became payable on December 30, 2013 following the payment of the cash dividend to shareholders of $45.86 per share. Board members received a payment of $378,345 each. The Chairman of the Board received a total payment of $580,129.

The following table shows the compensation earned by or paid in cash to each of Gyrodyne’s non-officer directors for the year ended December 31, 2014:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)

Paul L. Lamb	120,000	0	0	0	0	0	120,000

Philip F. Palmedo	42,000	0	0	0	0	0	42,000

Elliot H. Levine	42,000	0	0	0	0	0	42,000

Richard B. Smith	42,000	0	0	0	0	0	42,000

Ronald J. Macklin	42,000	0	0	0	0	0	42,000

Nader G.M. Salour	42,000	0	0	0	0	0	42,000

Total	330,000			$0			$330,000

Members of our board of directors are eligible to participate in Gyrodyne’s Amended and Restated ICP dated as of February 2, 2010, described above under “Incentive Compensation upon a Change-in-Control or upon Payment of Certain Dividends following an Asset Sale”. Rights of all participants in the ICP, including the directors named in the table above, vested immediately on February 2, 2010. Directors are also eligible to participate in Gyrodyne’s Retention Bonus Plan described above under “Executive Compensation--Retention Bonus Plan.” Participants in the Retention Bonus Plan, including the directors named in the table above, only have rights in the Retention Bonus Plan so long as they are directors or employees of Gyrodyne.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

There were no transactions in effect since January 1, 2014 (the beginning of the fiscal year preceding Gyrodyne’s last fiscal year) or currently proposed in which Gyrodyne was or is to be a participant and the amount involved exceeds $120,000, and in which any related person (as such term is defined in Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest.

All of the members of our board of directors are independent directors as defined by the listing requirements of NASDAQ. Such independent directors are Messrs. Lamb, Levine, Macklin, Palmedo, Salour and Smith. Gyrodyne has compensation, nominating, audit and investment committees, the members of which are also independent as defined by the listing requirements of NASDAQ.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of May 5, 2015 by: (i) each person known by Gyrodyne to beneficially own more than 5% of our common stock, (ii) each of our directors, (iii) the Named Executive Officers, and (iv) all the Directors and executive officers as a group.

Name, Position(s) with Gyrodyne	Amount and Nature of Beneficial Ownership (1)		Percent of Common Stock
Paul L. Lamb, Chairman of the Board of Directors	29,578	(2)	1.99%
Philip F. Palmedo, Director	15,650	(3)	1.06%
Peter Pitsiokos, Chief Operating Officer, Chief Compliance Officer and Secretary	0	(4)	0*
Nader G.M. Salour, Director	194		0*
Richard B. Smith, Director	1,000		0*
Ronald J. Macklin, Director	66		0*
Elliot H. Levine, Director	137		0*
Gary J. Fitlin, Chief Financial Officer and Treasurer	0		0*
Frederick C. Braun III, President and Chief Executive Officer	0		0*
All Directors and Executive Officers as a Group (Nine (9) Persons)	46,625		3.14	%(6)

*	Less than one percent of the total shares of outstanding stock.

(1)

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

(2)

Consists of 2,277 shares held by Lamb & Barnosky, LLP Profit Sharing Plan, 11,923 shares held by the Paul L. Lamb, P.C. Defined Benefit Plan and 15,378 shares in an IRA account. Mr. Lamb is a Trustee of the Profit Sharing Plan and the Defined Benefit Plan.

(3)	Does not include his wife’s ownership of 4,125 shares, or 400 shares in a trust for two relatives for which he is the Trustee, in which he denies any beneficial interest.

(4)	Does not include his wife’s ownership of 7 shares, in which he denies any beneficial interest.

(5)	The percent of common stock is calculated on the basis of the number of shares outstanding, which is 1,482,680 as of May 11, 2015.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date.  If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “— Notice To Brokers and Nominees” below.

Before deciding whether to exercise your subscription rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors”.

The Subscription Rights

We are distributing to holders of our common stock as of 5:00 p.m., New York City time, on May 6, 2015, which is the record date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock.  You will receive three subscription rights (rounded to the nearest whole number, with halves rounded down) for every two shares of our capital stock you owned as of 5:00 p.m., New York City time, on the record date.  The subscription rights will be evidenced by subscription rights certificates.  Subscription rights may be exercised at any time during the subscription period, which commences on May 18, 2015, through the expiration date for the rights offering, which is 5:00 p.m., New York City time, on June 17, 2015.  We are not requiring an overall minimum subscription to complete the rights offering. We have the option to extend the rights offering for a period not to exceed 30 days, although we do not presently intend to do so.  You are not required to exercise any of your subscription rights.  Any fractional rights resulting from the allocation process specified below will be rounded to the nearest whole number, with halves rounded down.

Basic Subscription Privilege

With your basic subscription privilege, for each subscription right, you may purchase one share of our common stock.  You will need to deliver the required documents and payment of the subscription price of $2.75 per full share, prior to the expiration of the rights offering.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares pursuant to your over-subscription privilege.

Over-Subscription Privilege

If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to purchase shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right.  The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full.  To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity.  For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually-owned subscription rights.  You will not, however, be able to exercise the over-subscription privilege you own collectively with your spouse unless the basic subscription privilege collectively owned by you and your spouse is fully exercised.  You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity.  You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full.  If, however, over-subscription requests exceed the number of shares of common stock that remain available for sale in the rights offering, we will allocate the available shares of common stock pro rata among each shareholder properly exercising the over-subscription privilege.  “Pro rata” means in proportion to the number of shares of our common stock that you and the other shareholders have subscribed for under the over-subscription privilege, so that the number of shares that would be allocated to you would equal the number of shares you have subscribed for in your over-subscription request multiplied by a fraction, the numerator of which is the number of available shares and the denominator of which is the aggregate number of over-subscription shares requested by all shareholders.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering.  Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you, assuming that no shareholder other than you has purchased any shares of our common stock pursuant to their basic subscription privilege and over-subscription privilege.

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering.  We will not be able to satisfy your exercise of the over-subscription privilege if all of our shareholders exercise their basic subscription privileges in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

●

To the extent the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

●

To the extent the shareholders properly exercise their over-subscription privileges for an aggregate amount of shares that is less than the number of the unsubscribed shares, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

We will deliver certificates representing shares of our common stock purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you.  The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

Limitations on Subscription

If the over-subscription requests cause the aggregate subscription requests to exceed the number of shares available, we will allocate the available shares of common stock pro rata among the shareholders that properly exercise such privilege in proportion to the total number of shares requested by shareholders in the over-subscription privilege.

In no event may a shareholder exercise subscription and over-subscription privileges to the extent that any such exercise would result in the shareholder, without approval of our board of directors, owning 20% or more of our issued and outstanding common stock, the ownership limitation that would trigger the provisions of our shareholder rights plan, after giving effect to such shareholder’s purchase under the basic subscription privilege and the over-subscription privilege.

In addition, to ensure compliance with the so-called “5/50 rule” of the Internal Revenue Code, which generally prohibits five or fewer shareholders from owning in the aggregate in excess of 50% of the value of the shares of a REIT during the last half of any of the REIT’s taxable years (starting with the REIT’s second taxable year), subscription and over-subscription privileges will be subject to proportionate cutbacks to the extent that any such exercises would result in five or fewer shareholders owning in the aggregate in excess of 50% of the value of our shares.

Other than the 20% ownership limitation, the 5/50 rule limitation (both of which are described above) and any pro rata allocations described above that may be made based on the aggregate shares available for over-subscription privileges, there is no limit on the number of available shares that may be purchased pursuant to the exercise of the over-subscription privilege.

Subscription Price

Our board of directors determined the terms of the rights offering, including the subscription price. We cannot assure you that the market price for our common stock during the rights offering will be equal to or above the subscription price or that a subscribing owner of rights will be able to sell the shares of common stock purchased in the rights offering at a price equal to or greater than the subscription price. In determining the subscription price, our board of directors considered a number of factors, including:

●	subscription price discounts in similar rights offerings;
●	our need for additional capital, liquidity and financial flexibility to carry out the Plan of Liquidation in the best interests of our shareholders;
●	alternatives available for raising equity capital;
●

the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription privilege;

●	historical and current trading prices for our common stock; and
●	current economic and financial market conditions;

The subscription price was established by our board of directors at a price of $2.75 per share.  We retained the investment banking firm of Coady Diemar Partners to provide financial advisory services to us in connection with the offering, including on the issue of the subscription price. The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our board of directors or during the rights offering period.  We cannot assure you that the trading price of our common stock will not decline during or after the rights offering.

We also cannot assure you that you will be able to sell shares of common stock purchased during the rights offering at a price equal to or greater than the subscription price.  We urge you to obtain a current quote for our common stock before exercising your subscription rights.  We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.  We are thinly traded which could indicate that the price paid for our common stock is not indicative of either its short term or long term value.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., New York City time, on June 17, 2015, unless we extend the subscription period.  We may extend the expiration of the rights offering for a period not to exceed 30 days by giving oral or written notice to the subscription agent prior to the expiration of the rights offering, although we do not presently intend to do so.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration of the rights offering. We will extend the duration of the rights offering as required by applicable law or regulation and may choose to extend it if we decide to give investors more time to exercise their subscription rights in this rights offering.

You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent prior to 5:00 p.m., New York City time, on June 17, 2015, unless the expiration date is extended.  After the expiration of the rights offering period, all unexercised subscription rights will be null and void.  We will not be obligated to honor any purported exercise of subscription rights which the subscription agent receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise.  Any subscription payments for shares not allocated or validly purchased will be returned, without interest or penalty, as soon as practicable following the expiration date of the rights offering.

Our board of directors reserves the right, at its sole discretion, to amend or modify the terms of the rights offering.  The terms of the rights offering cannot be modified or amended after the expiration date of the rights offering.  If we should make any fundamental changes to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included, offer shareholders who have subscribed for shares the opportunity to cancel such subscriptions and issue a refund of any money advanced by such shareholders and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.  The following are material terms that would allow you to be entitled to a refund of your money:

●	extension of the offering period beyond a total of 30 days;
●	change in the offering price;
●	change in the full aggregate subscription requirement; and
●	change in the use of proceeds.

In addition, upon such event, we may extend the expiration date of this rights offering to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation.  Promptly following any such occurrence, we will issue a press release announcing any changes with respect to this rights offering and the new expiration date.  Although we do not presently intend to do so, we may choose to amend or modify the terms of the rights offering for any reason, including, without limitation, in order to increase participation in the rights offering.  Such amendments or modifications may include a change in the subscription price although no such change is presently contemplated.

Reasons for the Rights Offering

Our board of directors believes that the rights offering will facilitate the vote of two-thirds of the outstanding shares needed under New York law to approve the proposed merger of Gyrodyne and GSD with and into Gyrodyne, LLC (the “Merger”). See, “Business – Strategic Process”. On June 5, 2014, Gyrodyne announced that a special meeting of Gyrodyne shareholders would be held on August 14, 2014 to authorize the Merger. Gyrodyne postponed the special meeting, first to August 27, 2014 and then to December 5, 2014, to allow additional time for shareholders to vote on the Merger. Although the shares that were voted in these previous attempts to conduct the special meeting were overwhelmingly voted in favor of the Merger, not enough shares were voted to achieve the two-thirds of the outstanding shares vote requirement. Accordingly, on November 4, 2014, Gyrodyne announced a further postponement of the special meeting until the first half of 2015. Given the small size of holdings of many Gyrodyne shareholders and the nature of various holders, we believe many holders may not have paid enough attention to the Merger to exercise their right to vote. The board believes, however, that shareholders who would exercise their subscription rights in the rights offering may be more interested in the current structure of the Company and thus more likely to desire completion of the Merger. If all rights in the rights offering are exercised and all of the shares issuable upon exercise of the rights are sold in this offering, there will be 3,706,700 shares outstanding and holders of at least 2,471,134 shares will need to vote in favor of the Merger to satisfy the requirement that holders of two-thirds of the outstanding shares vote in favor of the Merger. There is no minimum number of shares, however, required to complete the rights offering. Gyrodyne intends to conduct the special meeting to authorize the Merger as soon as reasonably possible time after the consummation of the rights offering.

This prospectus is not to be considered material to solicit proxies or deemed an offer to sell the Gyrodyne, LLC equity interests (“Gyrodyne, LLC Shares”), which solicitation and offer will only be made through a definitive proxy statement/prospectus relating to the Merger and the issuance of the Gyrodyne, LLC Shares. Gyrodyne filed definitive proxy materials with the SEC on July 1, 2014 with respect to the Plan of Merger. If our board determines to try again to hold the special meeting to authorize the Plan of Merger, which is our current intention, Gyrodyne will solicit proxies through such definitive proxy statement or, if necessary, a post-effective amendment thereto.

We are also conducting the rights offering because it provides our shareholders the opportunity to participate in an offering of our shares on a pro rata basis and minimizes the dilution of their ownership interest in our Company. The proceeds of the rights offering will provide Gyrodyne with needed liquidity as we pursue an orderly liquidation of the properties currently owned by GSD and managed by Gyrodyne.

If we issue all shares available in the rights offering, the net proceeds, after deducting estimated offering expenses, will be approximately $5,606,000.  We estimate that the expenses of the rights offering will be approximately $510,050.

Although we believe that the rights offering will strengthen our strategic and financial condition, our board of directors is not making any recommendation as to whether you should exercise your subscription rights.

Effect of Rights Offering on Existing Shareholders

The ownership interests and voting interests of the existing shareholders that do not fully exercise their basic subscription privilege may be significantly diluted. For more information, see below under the heading “Shares of Common Stock Outstanding After the Rights Offering.”

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be canceled or modified except that you may cancel your subscription if we extend the rights offering period by more than 30 days or if we make a fundamental change to the terms set forth in this prospectus.  You may exercise your subscription rights in the manner set forth below.

Subscription by Registered Holders

If you hold certificates evidencing your shares of our common stock, the number of rights you may exercise pursuant to the basic subscription privilege will be indicated on the rights certificate delivered to you.  You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full subscription payment, to the subscription agent at the address set forth below under “— Subscription Agent,” prior to the expiration of the rights offering.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate.  Instead, three subscription rights will be issued to the nominee record holder for each two shares of our common stock that you own at the record date.  If you are not contacted by your broker, dealer, custodian bank or other nominee, you should promptly contact your broker, dealer, custodian bank or other nominee in order to subscribe for shares of our common stock in the rights offering.

If your shares of our common stock are held in the name of a broker, dealer, custodian bank or other nominee, your nominee may exercise the subscription rights on your behalf in accordance with your instructions.  Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time, June 17, 2015 expiration date we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent in connection with the rights offering must be made in full, in United States currency, in immediately available funds, by personal bank check payable to Computershare Trust Company, N.A., as subscription agent, f/b/o Gyrodyne Company of America, Inc., drawn upon a United States bank.

Wire transfers, money orders and bank drafts are not accepted.  Payment received after the expiration of the rights offering may not be honored, in which case the subscription agent will return your payment to you promptly, without interest or penalty.

You should read and follow the delivery and payment instructions accompanying the rights certificate.  DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO GYRODYNE COMPANY OF AMERICA, INC.  We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and other subscription documents and payment of the full subscription amount.  The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights.  If sent by mail, we recommend that you send subscription materials and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or the subscription agent does not receive the full subscription payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.  If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock that could be purchased with your over-payment.  If the subscription agent does not apply your full subscription price payment to your purchase of shares of our common stock, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions, Withdrawal and Termination

This offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering. We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate, cancel or withdraw the rights offering, in whole or in part, we will issue a press release notifying the shareholders of such event, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following such termination, cancellation or withdrawal.

Subscription Agent

Computershare Trust Company, N.A. is acting as the subscription agent for the rights offering under an agreement with us.  The address to which subscription documents, rights certificates and subscription payments other than wire transfers, should be mailed or delivered is:

If Delivering by Hand or Overnight: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

We will pay the fees and expenses of Computershare Trust Company, N.A. We will also agree to indemnify Computershare Trust Company, N.A. against certain liabilities in connection with the rights offering.

You are solely responsible for completing delivery to the subscription agent of your subscription materials.  The subscription materials are to be received by the subscription agent on or prior to 5:00 p.m., New York City time, on June 17, 2015.  We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.  If you deliver subscription documents or subscription rights certificates in a manner different than that described in this prospectus, then we may not honor the exercise of your subscription privilege.

Information Agent

We have appointed MacKenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding our rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at 800-322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com.

Fees and Expenses

We will pay all fees charged by the subscription agent and the information agent.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.  Neither the subscription agent nor we will pay such expenses.

Fractional Shares of Common Stock

We will not issue fractional shares of common stock.  Any fractional rights resulting from the share allocation process specified below will be rounded to the nearest whole number, with halves rounded down.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

●	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or
●	you are an eligible institution.

You can obtain a signature guarantee from a financial institution – such as a commercial bank, savings, bank, credit union or broker dealer – that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

●	Securities Transfer Agents Medallion Program (STAMP) whose participants include more than 7,000 U.S. and Canadian financial institutions.
●	Stock Exchanges Medallion Program (SEMP) whose participants include the regional stock exchange member firms and clearing and trust companies.
●	New York Stock Exchange Medallion Signature Program (MSP) whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Notice To Brokers and Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner so instructs, you should submit information and payment for shares.  We expect that the exercise of subscription rights on behalf of beneficial owners may be made through the facilities of the Depository Trust Company.  You may exercise individual or aggregate beneficial owner subscription rights by instructing the Depository Trust Company to transfer subscription rights from your account to the account of the subscription agent, together with certification as to the aggregate number of subscription rights exercised and the number of shares of common stock subscribed for under the basic subscription privilege and the over-subscription privilege, if any, and your full subscription payment.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by the following guaranteed delivery procedures:

•

deliver to the subscription agent prior to the expiration of the rights offering the subscription payment for each share you elected to purchase pursuant to the exercise of subscription rights in the manner set forth above under “—Payment Method”;

•	deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery” and
•

deliver the properly completed rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signatures guaranteed, to the subscription agent within three (3) business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions for Use of Gyrodyne Company of America, Inc. Subscription Rights Certificates,” which will be distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;

•

the number of subscription rights represented by your rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription privilege, and the number of shares of our common stock for which you are subscribing under your over-subscription privilege, if any; and

•

your guarantee that you will deliver to the subscription agent a rights certificate evidencing the subscription rights you are exercising within three (3) business days following the date the subscription agent receives your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “—Subscription Agent.”

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. You should call MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or email at proxy@mackenziepartners.com to request additional copies of the form of Notice of Guaranteed Delivery.

Questions About Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this document, or the Instructions For Use of Gyrodyne Company of America, Inc.  Subscription Rights Certificates, you should contact the information agent, MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or email at proxy@mackenziepartners.com.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.  The subscription rights will not be listed for trading on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  We expect that the shares of common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Capital Market under the ticker symbol “GYRO”.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. In resolving all such questions, our subscription agent will review the relevant facts, consult with our legal advisors and may request input from the relevant parties.  Our determination will be final and binding.  Once made, subscriptions and directions are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors, and we will not accept any alternative, conditional or contingent subscriptions or directions.  However, if we make a fundamental change to the terms of the rights offering or extend the rights offering period by more than 30 days, you may cancel your subscription and receive a refund of any money you have advanced.  We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful.  You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion.  Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions.  A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent.  Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering.  The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled.  If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned promptly, without interest or penalty, as soon as practicable.  In addition, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable, if subscribers decide to cancel their subscription rights in the event that we extend the rights offering for a period of more than 30 days after the expiration date or if there is a fundamental change to the rights offering.

Delivery of Shares of Common Stock Acquired in the Rights Offering

If you purchase shares in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate evidencing the new shares purchased as soon as practicable after the completion of the rights offering.  One stock certificate will be generated for each shareholder subscribing for shares in the rights offering.  Until your stock certificate is received, you may not be able to sell the shares of common stock acquired in the rights offering.  If, as of the record date, your shares were held by a custodian bank, broker, dealer or other nominee, and you participate in the rights offering, you will not receive stock certificates for your new shares.  Your custodian bank, broker, dealer or other nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the completion of the rights offering.  In either case, the shares will be delivered following the completion of any pro-rations as may be necessary in the event subscription requests exceed the number of shares available as described herein.

Rights of Subscribers

You will have no rights as a shareholder of our common stock issuable under the rights offering, until your account, or your account at your broker, custodian bank or other nominee, is credited with the shares of our common stock purchased in the rights offering.  You will have no right to revoke your subscriptions after you deliver your completed subscription rights certificate, payment and any other required documents to the subscription agent.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders whose addresses are outside the United States or who have a U.S. military post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 11:00 a.m., New York City time, at least three business days prior to the Expiration Date of the Rights Offering and demonstrate to the satisfaction of the Company that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the form of subscription rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.  All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable, or even in the event we extend the rights offering.  However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.  You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to this rights offering.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control the shares and if, at the time the rights offering expires, you have not obtained this clearance or approval.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution of the subscription rights to our shareholders and our shareholders’ exercise of these subscription rights to purchase shares of common stock should generally not be taxable.  YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THIS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

Our board of directors is making no recommendations regarding your exercise of the subscription rights.  You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering.  See “Risk Factors” in this prospectus.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The shares of common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Capital Market under the symbol “GYRO” and we intend to apply for listing of the shares of common stock issued in the rights offering.

Shares of Common Stock Outstanding After the Rights Offering

As of May 15, 2015, there were 1,482,680 shares of our common stock outstanding. Assuming we issue all 2,224,200 shares of common stock in the rights offering, the number of shares of common stock we would have outstanding following the rights offering will be 3,706,700. However, there is no minimum number of shares that we must sell in order for us to close the offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section describes the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering.

This section applies to you only if you are a U.S. holder (as defined below), acquire your subscription rights in the rights offering and hold your shares of common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including, without limitation, financial institutions, regulated investment companies, real estate investment trusts, holders who are dealers in securities or foreign currency, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, persons liable for alternative minimum tax, holders who hold common stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, holders whose functional currency is not the U.S. dollar, or holders who received our common stock on which the subscription rights are distributed in satisfaction of our indebtedness.

This section is based upon the Code, the Treasury Regulations promulgated thereunder, legislative history, judicial authority and published rulings, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. The discussion that follows neither binds nor precludes the IRS from adopting a position contrary to that expressed in this prospectus, and we cannot assure you that such a contrary position could not be asserted successfully by the IRS or adopted by a court if the position was litigated. We have not sought, and will not seek, a ruling from the IRS regarding the rights offering. This section does not address any tax consequences under foreign, state, or local tax laws.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•

An individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under section 7701(b) of the Code,

•

A corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United Sates, any state thereof or the District of Columbia,

•	An estate whose income is subject to U.S. federal income tax regardless of its source, or

•

A trust (a) if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the U.S. federal income tax consequences of receiving and exercising the subscription rights.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

Receipt of the Subscription Rights

You should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering. Except as provided in the following sentence, a stockholder's tax basis in the subscription rights will be zero. However, a stockholder's aggregate tax basis in its shares of our common stock will be allocated between such shares of our common stock and the subscription rights received in the rights offering in proportion to their respective fair market values on the date of the rights offering if either (i) the fair market value of the subscription rights received by the stockholder is equal to at least 15% of the fair market value of the shares of our common stock with respect to which such subscription rights are received, or (ii) the stockholder elects, on its U.S. federal income tax return for the taxable year in which the rights offering occurs, to allocate a portion of its tax basis in its shares of our common stock to the subscription rights received in the rights offering.

Exercise of the Subscription Rights

You will not recognize any gain or loss upon the exercise of subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through exercise of the subscription rights will equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights. The holding period for the shares of our common stock acquired through exercise of the subscription rights will begin on the date the subscription rights are exercised.

Expiration of the Subscription Rights

You generally will not recognize any gain or loss upon the expiration of the subscription rights. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering.

The discussion above relating to the U.S. federal income tax consequences of this rights offering assumes that the rights offering is not part of a “disproportionate distribution” within the meaning of Section 305 of the Code. A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders or holders of debt instruments convertible into stock (including interest payments to the holders of the debt) and an increase in the proportionate interest of other stockholders in a company's assets or earnings and profits. We believe and intend to take the position, and the preceding discussion assumes, that the rights offering is not part of a disproportionate distribution.

MARKET PRICE AND DIVIDEND DATA

Markets and Historical Market Prices for Gyrodyne Common Stock

Gyrodyne common stock is traded under the symbol “GYRO” on NASDAQ Capital Market. On September 13, 2013, the last trading day completed prior to announcement of the Plan of Liquidation, the closing price per share of Gyrodyne common stock was $71.03. Since such date, Gyrodyne distributed $45.86 in cash per share and made in-kind dividends of $20.70 per share in GSD Interests, $10.89 per share in non-transferrable uncertificated interests in a dividend note and accrued interest thereon and $0.46 per share in non-transferrable uncertificated interests in a second dividend note (and the fourth global subordinated note in total). On May 11, 2015, the most recent trading day for which prices were available, the closing price per share of Gyrodyne common stock was $3.17.

The following table presents the reported high and low sale prices of Gyrodyne common stock on NASDAQ for the periods presented. Additionally, the reported high and low sale prices of Gyrodyne common stock on NASDAQ for the Quarter Ended March 31, 2015 was $4.18 and $3.80, respectively. You should obtain a current stock price quotation for Gyrodyne common stock. The historical trading prices of Gyrodyne common stock are not necessarily indicative of the future trading prices of Gyrodyne common stock because, among other things, the current stock price of Gyrodyne common stock does not necessarily take into account the proposed transactions described in this proxy statement/prospectus, including the changes in Gyrodyne’s form of organization to a limited liability company structure as a result of the Merger.

Quarter Ended Fiscal 2014	Low	High
March 31, 2014	$6.00	$12.75
June 30, 2014	$4.97	$6.13
September 30, 2014	$4.62	$5.58
December 31, 2014	$3.95	$5.27

Quarter Ended Fiscal 2013	Low	High
March 31, 2013	$71.36	$76.00
June 30, 2013	$69.01	$74.10
September 30, 2013	$69.29	$80.04
December 31, 2013	$12.43	$77.48

The following table shows information with respect to all distributions made by Gyrodyne to its shareholders since November 2005, the time of the taking by New York State of 245.5 acres of our Flowerfield property.  The values indicated for the non-cash distributions (GSD Interests and interests in notes) are stated values as of the time of the respective distributions made in good faith by the board. There can be no assurance that such values represent actual market values or that any shareholders could realize those values now or at any time in the future.

Ex-Div. Date/ Interest Payment Date	Distributions per Share	Consideration
3/22/2007	$4.00	Cash Dividend
12/17/2012	$38.30	Cash Dividend
12/27/2013	$10.89	Interests in Dividend Note
12/31/2013	$66.56	$45.86 cash, $20.70 in GSD Interests
6/16/2014	$0.20	Interests in PIK Note
9/24/2014	$0.46	Interests in Dividend Note
12/15/2014	$0.27	Interests in PIK Note

Total Distributions per Share	$120.68

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation, our by-laws, our shareholder rights plan and applicable provisions of New York law.  We have filed our certificate of incorporation and by-laws as exhibits to the registration statement of which this prospectus is a part.  See “Where You Can Find More Information.”

General

Our certificate of incorporation provides that we may issue up to 4,000,000 shares of common stock, $1.00 par value per share.  As of the date of this prospectus, we have 1,723,888 shares of common stock issued, and 1,482,680 shares outstanding.

Voting Rights of Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the holders of such common stock possess the exclusive voting power.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors and the holders of the remaining stock are not able to elect any directors.

Distributions, Liquidation and Other Rights

Holders of our common stock are entitled to receive distributions when authorized by our board of directors and declared by us out of assets legally available for the payment of distributions.  They also are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities.

Other than the subscription rights offered in this offering and the share purchase rights described under “Shareholder Rights Plan” below, holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.  All holders of common stock will have equal distribution, liquidation and other rights.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.  Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).  In addition, we cannot receive significant amounts of rental income from tenants that are related to us, directly or constructively, through ownership.

Antitakeover Provisions

Section 912 of the New York Business Corporation Law (the “Business Corporation Law”) restricts certain business combinations.  The statute prohibits certain New York corporations from engaging in a merger or other business combination with a holder of 20% or more of the corporation’s outstanding voting stock (“interested shareholder”) for a period of five years following the date the holder first became an interested shareholder unless the merger or other business combination, or the acquisition of the stock, is approved by the corporation’s board of directors prior to the date of the stock acquisition.  The statute also prohibits consummation of such a merger or other business combination at any time unless the transaction has been approved by the corporation’s board of directors or by a majority of the outstanding voting stock not beneficially owned by the interested shareholder or certain “fair price” conditions have been met.

The provisions of Section 912 of the Business Corporation Law apply if and for so long as a New York corporation has a class of securities registered under Section 12 of the Exchange Act.  We have not elected to opt out of these provisions of the Business Corporation Law.

In addition, Article 16 of the Business Corporation Law requires that any offeror making a takeover bid for a New York corporation file with the New York Attorney General, as soon as practicable on the date of commencement of the takeover bid, a registration statement containing specified details regarding the proposed takeover.  The Business Corporation Law also contains provisions permitting directors in taking action (including taking action relating to a change in control) to consider employees, retirees, customers, creditors and the community, and preventing New York corporations from paying “greenmail” without a shareholder vote.  These statutory provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of Gyrodyne, unless such takeover or change in control is approved by our board of directors.

Shareholder Rights Plan

Our shareholder rights plan is designed to protect us and our shareholders from hostile takeovers, but may delay or make it more difficult for someone to acquire us without the approval of our board, thus possibly limiting our shareholders’ ability to obtain a premium for their shares.  On August 10, 2004, our board of directors declared a dividend distribution of one share purchase right for each outstanding share of our common stock held by shareholders of record on August 27, 2004.  Each share purchase right entitles the registered holder to purchase from us one share of common stock at an exercise price of $75.00 per share.  The description and terms of the share purchase rights are set forth in a Rights Agreement, dated as of August 10, 2004, between us and Computershare Trust Company, N.A. (as successor to Registrar and Transfer Company), as Rights Agent.

In the event that any person or group, without our board’s approval, acquires (or announces or commences a tender offer to acquire) 20% or more of our common stock, then each holder of a share purchase right (other than such person or group) shall thereafter have the right to receive upon exercise of such share purchase right and payment of an exercise price of $75.00 shares of our common stock having a value equal to twice the exercise price.  Also, if Gyrodyne is acquired in a merger or sells more than 50% of its assets or earning power at any time after a person or group acquires 20% or more of our common stock without board approval, each share purchase right will entitle its holder (other than the acquiring person or group) to purchase shares of common stock of the acquiring company having a market value of twice the exercise price.  If any person or group acquires at least 20%, but less than 50% of our common stock, the board may, at its option, exchange one share of common stock for each share purchase right (other than share purchase rights held by such person or group).

The share purchase rights may be redeemed by our board of directors for $0.005 per share purchase right. On August 8, 2014, we extended the expiration date of the shareholder rights plan from August 11, 2014 to August 11, 2015.

For as long as the share purchase rights are then redeemable, we may amend the share purchase rights in any manner, including an amendment to extend the time period in which the share purchase rights may be redeemed.  At any time when the share purchase rights are not then redeemable, we may amend the share purchase rights in any manner that does not materially adversely affect the interests of holders of the share purchase rights as such.

Until a share purchase right is exercised, the holder, as such, will have no rights as a shareholder of Gyrodyne, including, without limitation, the right to vote or to receive dividends.

Anti-Takeover Provisions of our Certificate of Incorporation and By-Laws

General

The provisions of our certificate of incorporation and by-laws described in this section may delay or make it more difficult for someone to acquire us without the approval of our board.  These provisions could have the effect of discouraging third parties from making acquisition proposals, although such proposals, if made, might be considered desirable by a majority of our shareholders.  These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board.

Classified Board of Directors

Our certificate of incorporation and by-laws provide for our board to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our board will be elected each year.

We believe a classified board will help to assure the continuity and stability of our board, and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience as our directors.  This provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual shareholders’ meeting following the date the acquiror obtains the controlling stock interest, could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Vacancies

Our certificate of incorporation and by-laws provide that the number of directors shall not be less than 3 nor more than 19.  The by-laws also provide that our board shall have the right, in its discretion, to fill vacancies, including vacancies created by expansion of our board.  Furthermore, directors may be removed by shareholders only for cause and only by majority of the shares present in person or represented by proxy at the meeting and entitled to vote.

These provisions, in conjunction with the provision of the by-laws authorizing our board to fill vacant directorships, could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Advance Notice for Raising Business or Making Nominations at Meetings

Our by-laws establish an advance notice procedure with regard to shareholder proposals and nominations of individuals for election to the board of directors.  In general, notice of a shareholder proposal or a director nomination for an annual meeting must be delivered to us at our executive offices not less than 120 days nor more than 150 days before the date of the anniversary of the last annual shareholders’ meeting (there are special rules if the current year’s meeting date is held more than 30 days before, or more than 60 days after, the anniversary date of the prior year’s meeting date) and must contain specified information and conform to certain requirements, as set forth in our by-laws.  If the chair at any shareholders’ meeting determines that a shareholder proposal or director nomination was not made in accordance with the by-laws, we may disregard such proposal or nomination.

The notice of any shareholder nomination for election as a director must set forth information as to the shareholder making the nomination and the nominee.  Among the information required of the nominee is (i) his or her name, age, business address and residence address, (ii) his or her principal occupation or employment, (iii) the number of shares of capital stock owned of record or beneficially, and (iv) such other information concerning the nominee as would be required to be disclosed in a proxy statement soliciting the proxies for the election of such nominee as a director in an election contest or that is otherwise required to be disclosed under the rules of the SEC.  The nominee must also complete a questionnaire with respect to his or her background and qualification.  Included in the questionnaire are certain representations and agreements related to the nominee’s service as a director.

The NASDAQ Capital Market

Our common stock is listed on the NASDAQ Capital Market under the symbol “GYRO.”

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

PLAN OF DISTRIBUTION

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase an aggregate of 2,224,020 shares of common stock at a price of $2.75 per whole share. This rights offering is being conducted on a best-efforts basis and there is no minimum number of shares that we must sell or amount of proceeds that we must receive in order for us to close the offering.

On or about May 18, 2015, we will distribute the subscription rights and copies of this prospectus to individuals who owned shares of common stock of record as of 5:00 p.m., New York City time, on May 6, 2015, the record date for the rights offering.  If you wish to exercise your subscription rights and purchase shares of common stock, you should complete the subscription rights certificate and return it with payment for the shares, to the subscription agent, Computershare Trust Company, N.A., at the following address:

If Delivering by Hand or Overnight: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	By Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

The subscription agent will hold funds received in payment for the shares in the rights offering in a segregated account pending completion of the rights offering. The subscription agent will hold this money in a segregated account until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or deduction, promptly.

We have agreed to pay the subscription agent and information agent customary fees plus certain expenses in connection with the rights offering.  We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights.  Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the rights offering.  Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation.  We estimate that our total expenses in connection with the rights offering will be approximately $510,050.

If you have any questions, you should contact the information agent, Mackenzie Partners, Inc., at (800) 322-2885 (toll free) or by email at proxy@mackenziepartners.com.  The subscription rights will not be listed on the NASDAQ Capital Market or any other stock exchange or market or on the OTC Bulletin Board.  The shares of common stock issuable upon exercise of the subscription rights we expect will be listed on the NASDAQ Capital Market under the symbol “GYRO.”

DISCLOSURE OF COMMISSION POSITION

ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation and by-laws contain provisions indemnifying our directors and officers to the fullest extent permitted by New York law. In addition, and as permitted by New York law, our certificate of incorporation provides that no director will be liable to us or our shareholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his or her duty of loyalty to us or our shareholders;

●	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

●	the payment of an improper dividend or an improper repurchase of our stock in violation of New York law or in violation of federal or state securities laws; or

●	any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You can read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington DC, 20549.  You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.  General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports, is available free of charge through our website at http://www.gyrodyne.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.  Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

This prospectus does not contain all of the information included in the registration statement.  We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC.  For further information, we refer you to the registration statement, including its exhibits and schedules, which may be found at the SEC’s website at http://www.sec.gov.  Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete.  Please refer to the actual exhibit for a more complete description of the matters involved.

We have appointed Mackenzie Partners, Inc. as information agent for the rights offering.  Any questions regarding the rights offering or requests for additional copies of documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) Monday through Friday (except bank holidays), between 7:00 a.m. and 7:00 p.m., New York City time, or by email at proxy@mackenziepartners.com .

LEGAL MATTERS

The validity of the subscription rights and the shares of common stock offered by this prospectus have been passed upon for us by Farrell Fritz, P.C.

EXPERTS

The consolidated financial statements of Gyrodyne Company of America, Inc. and subsidiaries as of December 31, 2014 and 2013, and for the years then ended, appearing in Gyrodyne Company of America, Inc. and subsidiaries’ Annual Report on Form 10-K for the years ended December 31, 2014, incorporated by reference to this registration statement have been so incorporated by reference in reliance upon reports of Baker Tilly Virchow Krause, LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference into this prospectus the documents listed below as well as any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement, and any filings made after the date of this prospectus until we sell all of the securities under this prospectus, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.” The following documents filed with the SEC are incorporated by reference in this prospectus:

•     our Quarterly Report on Form 10-Q for the three months ended March 31, 2015,

•     our Annual Report on Form 10-K for the year ended December 31, 2014;

You may request a copy of any or all of the information incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Gyrodyne Company of America, Inc.
One Flowerfield
St. James, NY 11780
Attention: Investor Relations/Frederick C. Braun III
Telephone: 631-584-5400

You should rely only on the information contained in this prospectus, any applicable free writing prospectus and the documents that are incorporated by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell, or soliciting an offer to buy, securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information in this prospectus, any applicable free writing prospectus or any incorporated document is accurate as of any date other than the date of the document.

GYRODYNE COMPANY OF AMERICA, INC.

Subscription Rights to Purchase up to 2,224,020 Shares

of Common Stock at $2.75 per Full Share

_________________

PROSPECTUS

_________________

May 18, 2015